

Notice of the Annual Meeting and 2022 Proxy Statement

Powering a Cleaner and Brighter Future for Our Customers and Communities

Table of Contents

Cautionary Statements Regarding Forward-Looking Information

This proxy statement contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. The factors that could cause actual results to differ materially from the forward-looking statements made by Exelon Corporation include those factors discussed herein, as well as (1) the items discussed in Exelon's 2021 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 24 and (2) other factors discussed in filings with the SEC by Exelon. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this proxy statement. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this proxy statement.

Vote Recommendations   ✓ **FOR**   ✗ **AGAINST**

Notice of the Annual Meeting of Shareholders and 2022 Proxy Statement

March 16, 2022

Logistics

 **DATE & TIME**

Tuesday, April 26, 2022 9:00 a.m. ET

Shareholders may begin logging into the meeting at 8:45 a.m. ET.

 **ATTEND THE ANNUAL MEETING**

Shareholders may attend the Virtual Annual Meeting, including to vote and/or submit questions, by logging on to www.virtualshareholdermeeting.com/EXC2022.

Shareholders will need the 16-digit control number found on your proxy card or voting instruction form to attend the virtual meeting.

 **RECORD DATE**

Shareholders as of 5:00 p.m. ET on **March 1, 2022**, are entitled to receive notice of and vote at the annual meeting.

Our Annual Meeting is taking place in a virtual-only format which allows us to connect with more shareholders and answer more questions than we were able to do at previous in-person meetings, all while providing our shareholders the same opportunities to vote and ask questions that they would have had at an in-person meeting. For more information, please see the FAQ beginning on page 86.

Asking Questions: The virtual meeting platform will provide shareholders with all of the same rights as an in-person meeting.

- Shareholders may submit questions for the meeting in advance at **www.proxyvote.com**
- Shareholders may also submit questions live during the meeting at **www.virtualshareholdermeeting.com/EXC2022**

If You Cannot Attend the Meeting: A replay of our 2022 annual meeting webcast will be available at the Investor Relations section of our website for one year following the date of the meeting. A list of answers to investors' questions received before and during the annual meeting will be available at the same website: **investors.exeloncorp.com**.

Items of Business

1 Elect 9 Director nominees named in the proxy statement	2 Ratify appointment of PricewaterhouseCoopers LLP as Exelon's independent auditor for 2022	3 Advisory vote to approve the compensation of our named executive officers	4 Shareholder Proposal #1 (if properly presented)
 **FOR** each Director Nominee	 **FOR**	 **FOR**	 **AGAINST**

The Company previously received an additional shareholder proposal which was withdrawn shortly before filing. This withdrawal occurred after the beneficial owner notice cards were printed and without sufficient time to reprint the cards prior to mailing. **Proposal 5 will not be presented or voted upon at the Annual Meeting, nor will any votes cast in regard to Proposal 5 be tabulated or reported.**

Shareholders will conduct any other business properly presented before the meeting. The Board of Directors knows of no other matters to be presented for action at the annual meeting. If any matter is presented from the floor of the annual meeting, the individuals serving as proxies will vote such matters in the best interest of all shareholders. Your signed proxy card gives this authority to the designated proxy holders, Gayle Littleton and Carter C. Culver.

Advance Voting

 **ONLINE**

Vote online at **www.proxyvote.com** 24 hours a day

 **BY PHONE**

Call toll-free 1-800-690-6903

 **BY MAIL**

If you have received a printed version of these proxy materials, mark, date, sign and mail your proxy card in the postage-paid envelope provided

EVERY VOTE IS IMPORTANT.

Please act as soon as possible to vote your shares, even if you plan to participate in the annual meeting online. If you are a beneficial shareholder, your broker will not be able to vote your shares with respect to the election of directors and most of the other matters presented during the meeting unless you have given your broker specific instructions to do so. We strongly encourage you to vote and greatly appreciate your prompt response.

As of March 1, 2022, there were 980,136,968 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the meeting.

On or about March 16, 2022, these proxy materials and our annual report are being mailed or made available to shareholders.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on April 26, 2022:

The Notice of 2022 Annual Meeting, Proxy Statement, and 2021 Annual Report on Form 10-K are available at www.proxyvote.com.

Letter from the Board of Directors to our Shareholders

March 16, 2022

Dear Fellow Shareholders,

2021 was a truly historic year for Exelon as the company launched a journey to transform itself into two strong, publicly-traded companies – Exelon Corporation and Constellation Energy Corporation. By every measure, the transaction has been a success for our shareholders, and the company also achieved strong results in other critical areas. As your stewards, we are proud to provide this update on the year's accomplishments. Exelon's utility and generation operations in 2021 continued to perform at very high levels of reliability, resilience, safety, and customer satisfaction, despite the potential for pandemic disruptions.

Transformational Change – Our Separation

In February 2021, Exelon announced its plan to separate its regulated utilities from its competitive generation and energy businesses. The Board closely oversaw this work throughout the year, including separation of key systems, identification of leadership teams, management of costs and synergies, affirmation of strong financial and credit fundamentals for both companies, and receipt of all required regulatory approvals. On January 6, 2022, the Board approved the separation, which was effective February 1, 2022 – on target in all respects. Exelon is now operating as the nation's premier transmission and distribution utility company.

The Board's strategic decision was predicated in large part on the value we believed would be unlocked for shareholders, and to date, that decision has proven out in shareholder value. Exelon's total shareholder return – from the time we announced our intention to separate on February 24, 2021, to one month past the separation itself (March 1, 2022) and inclusive of the value of the Constellation business at the close of the spin – was 51.3%, significantly outpacing both the Standard and Poor's 500 index (12.5%) and the UTY (14.1%). The market has clearly recognized and rewarded our decision.

Advocating for Customers and Communities

Exelon is focused on powering our customers and communities, and we believe that goes much deeper than a traditional customer/supplier relationship. As a provider of essential services, a major employer in our service territories, and a committed community partner, we are keenly aware of both Exelon's impact on and its responsibility to customers and

communities. Our support of that role has been specifically demonstrated throughout the pandemic. Exelon, and each of its utilities have:

- Successfully advocated for policies to secure funding for limited income assistance programs, advanced customer enrollment in such programs, and streamlined distribution of assistance;

- Worked with community partners and trusted voices to proactively reach customers who need the help; and

- Leveraged the data-driven work of Exelon's Racial Equity Task Force to better engage and communicate with Black, Latinx, Pan-Asian and other communities and individuals who have faced barriers in accessing such assistance in the past.

As a result of this work: in 2021 Exelon connected more than 650,000 customers to $430 million in energy assistance. The utilities leveraged the strength of the Exelon platform to power support for customers and communities through advocating for federal, state, and local funding; outreach and mobilization via social media and community partners; and thinking outside the box to facilitate direct access to assistance for historically underserved communities. This work continues as the Board focuses on more ways to support management's ability to enable Exelon to better reach and serve all our customers.

Path to Clean

As the nation's premier transmission and distribution company, we recognize that the climate crisis and action to mitigate it is integral to Exelon's sustainable business strategy. On August 4, 2021,

Exelon announced its Path to Clean to cut utility operations-driven greenhouse gas (GHG) emissions in half by 2030 (relative to a 2015 baseline) and to achieve net-zero operations by 2050, while also supporting our customers and communities in achieving their clean energy and climate goals.

Path to Clean builds on Exelon's three prior corporate GHG emission goals that were successfully achieved and reflects the Board's continued focus and support of driving progress on climate action areas where the Company can contribute to solutions in our operations, with customers, with communities and with our other stakeholders, and by working to advance new technology and policy solutions that drive economywide GHG emission reductions.

As part of our corporate purpose to *Power a Cleaner and Brighter Future for our Customers and Communities*, Path to Clean supports our customers and communities in reaching their clean energy goals. Exelon can take a range of actions to empower customers in reducing GHG emissions associated with their energy usage, in efficiency and conservation, beneficial electrification, clean electricity and lower-carbon alternative fuels. Path to Clean also includes working with our jurisdictions to identify and adopt appropriate public policy actions to drive economywide climate response. As our utilities work towards decarbonization for our energy delivery systems, with oversight from the Board, management will remain focused on solutions that consider and balance stakeholder interests in clean, reliable, affordable and equitable energy for all customers and communities, and that make the best use of our assets and the services provided.

Commitment to DEI Continues

The Board continues its full support and oversight of the Company's ongoing focus on diversity, equity, and inclusion (DEI) as a core value and business imperative. The work of Exelon's companywide Racial Equity Task Force continued in 2021 and led to the development of a new DEI Performance Goal for each of Exelon's management employees. The goal supports broad employee participation in Exelon's efforts to advance an inclusive environment.

The Board is especially proud of Exelon's Workforce Development programs that continue to have an impact in underserved and under-resourced communities. In 2021, the programs, which function across six states, produced almost 200 additional graduates who received internal and external job opportunities paying family-supporting wages. The Center for Energy Workforce Development recognized Exelon with its highest honor, the *Chairman's Award for Leadership in Workforce Development*, in recognition of the Company's excellence in workforce development leadership.

We also are focused on diversity spend with the Company's business partners. Exelon's 2021 spend with diversity-certified suppliers increased in aggregate total dollars and as a percentage of total spend, maintaining its status as a member of the Billion Dollar Roundtable. The Diversity Business Empowerment team and Racial Equity Task Force also launched a pilot program designed to support and grow black businesses, awarding $150,000 in grants to three National Minority Supplier Development Council regional affiliates serving Exelon's utility markets. This program will expand to include other diverse demographics. Exelon also has created a $36 million Racial Equity Capital Fund to support investment in minority-owned businesses in our service territories.

Investor Engagement and Governance

We receive regular updates from management and from the directors who participate in engagement discussions with our investors and sincerely appreciate the input received. Investor input is incorporated into our discussions, actions and public disclosures.

Our Corporate Governance Committee continued to refresh and revitalize our Board membership. In July and October, respectively, we welcomed Paul Bowers and Carlos Gutierrez. Together, Paul and Carlos deepened our Board's collective industry, technology, and government service experience. The Board's Audit Committee provided close oversight and support of our continuing work to enhance the company's compliance and controls environment.

To enable the launch and long-term success of Constellation Energy Corporation, four of our former members, Laurie Brlas, Yves de Balmann, Robert Lawless, and Admiral John Richardson joined the Board of Constellation. And following the successful close of our separation, Board Chair Mayo Shattuck announced he intends to retire from our Board at the end of his term and will not stand for re-election in 2022. Our Board is deeply grateful to Laurie, Yves, Bob, John, and Mayo for sharing their dedication, valuable insights, and wisdom.

Consistent with our commitment to independent oversight, the Board immediately launched a formal process to identify our next independent Board Chair. If reelected, it is the intention of our independent members to appoint John Young as our next Board Chair.

Focus on the Future

Going forward, the Board will ensure that our company continues to effectively power our customers and communities, drive shareholder and other stakeholder value, and ensure effective governance of all parts of this wide-ranging enterprise. The mission of a public utility company goes well beyond any simple business model, and we gladly shoulder that accountability.

We thank you for your continued support of Exelon.

Anthony Anderson   **Ann Berzin**   **W. Paul Bowers**   **Marjorie Rodgers Cheshire**   **Christopher Crane**

Carlos Gutierrez   **Linda Jojo**   **Paul Joskow**   **John Young**

About Exelon

Delivering Sustainable Value as the Premier Transmission & Delivery Utility

On February 1, 2022, Exelon completed the separation of its six regulated electric and gas utilities, from the competitive power generation and customer-facing energy businesses into two publicly traded companies. The separation gives each company the financial and strategic independence to focus on its specific customer needs, while executing its core business strategy. Exelon's fully regulated transmission and distribution (T&D) utilities are positioned to deliver smart, clean, reliable, affordable, and resilient energy to our customers while continuing to foster economic opportunity and equity in the diverse communities we serve.

Who is Exelon?

SUSTAINABLE VALUE

- Targeting a ~60% dividend payout ratio of operating earnings* and growth in-line with those earnings through 2025
- Targeting investment of ~$29B of capital in our utilities from 2022-2025 resulting in EPS* growth of 6-8% from 2021-2025

LEADING ESG PROFILE

- Powering the economic health of the diverse communities we serve, while advancing social equity
- Building a smarter, stronger, and cleaner energy grid with options that meet customer needs at affordable rates
- No owned generation as a pure T&D utility

OPERATIONAL EXCELLENCE

- Largest T&D utility in the country serving ~10.5 million customers
- Track record of top quartile reliability performance

FINANCIAL DISCIPLINE

- Reinvesting free cash to fund utility capital programs and no more than $1B of equity issuances expected through 2025
- Strong balance sheet supports investment grade credit ratings

6 T&D-only utilities
Operate across seven regulatory jurisdictions

4 major metro areas served
Including Chicago, Philadelphia, Baltimore, D.C.

10.5 million
Electric and gas customers served across our service territories

$18.0 billion
Operating revenues recorded at our utilities in 2021

$52.0 billion
Rate base estimate for 2022

$29.0 billion
Projected capital investment through 2025

25,600
Square miles of combined service territory across our jurisdictions

11,150
Circuit miles of FERC-regulated electric transmission lines

182,550
Circuit miles of electric and gas distribution lines



ComEd
4.1 million
Electric customers

BGE
1.3 million
Electric customers
0.7 million
Gas customers

PECO
1.7 million
Electric customers
0.5 million
Gas customers

Pepco
0.9 million
Electric customers

DPL
0.5 million
Electric customers
0.1 million
Gas customers

ACE
0.6 million
Electric customers

Our Director Nominees



Christopher Crane
PRESIDENT AND CEO, EXELON
Age **63** | Director Since **2012**



Anthony Anderson
INDEPENDENT
Age **66** | Director Since **2013**
Former Vice Chair and Midwest Area Managing Partner of Ernst & Young



Ann Berzin
INDEPENDENT
Age **69** | Director Since **2012**
Former Chairman and Chief Executive Officer of Financial Guaranty Insurance Company



W. Paul Bowers
INDEPENDENT
Age **65** | Director Since **2021**
Former Chairman and Chief Executive Officer of Georgia Power



Marjorie Rodgers Cheshire
INDEPENDENT
Age **53** | Director Since **2020**
Principal, A&R Development Corp.



Linda Jojo
INDEPENDENT
Age **56** | Director Since **2015**
Executive Vice President, Technology and Chief Digital Officer of United Airlines Holdings, Inc.



Paul Joskow, Ph. D.
INDEPENDENT
Age **74** | Director Since **2007**
Professor of Economics, Massachusetts Institute of Technology



Carlos Gutierrez
INDEPENDENT
Age **68** | Director Since **2021**
Co-Founder, Executive Chairman and CEO of EmPath, Inc.



John Young
INDEPENDENT
Age **65** | Director Since **2018**
Former President and Chief Executive Officer of Energy Future Holdings Corp.

DIRECTORS' RACE/ETHNICITY

44%
Diverse

DIRECTORS' GENDER

33%
Female

INDEPENDENCE

89%
Independent

DIRECTORS' TENURE

6.3 years
Average Tenure

0-5 Years	● ● ● ●
5-10 Years	● ●
10+ Years	● ● ●

DIRECTORS' AGE

64 years
Average Age

Under 60	● ●
60-65	● ● ●
66-70	● ● ●
71-75	●

ESG Highlights

The following pillars represent the key environmental, social and governance (ESG) issues that are core to Exelon's strategy and culture. As our Company evolves, our focus on these critical issues remains unwavering.

Leading the Way to a Sustainable Future



Environment

How we address climate change and serve as stewards of our natural resources

Building an Energy Company for the Future
- Energy System Resilience
- Beneficial Electrification
- Investments in Energy Systems Infrastructure
- Value of Clean Energy

Managing our Environmental Impacts
- Air Quality
- Water Management
- Habitat and Biodiversity

Addressing Climate Change
- Climate Change: Risks and Opportunities
- GHG Emissions



Social

How we manage relationships with employees, suppliers, customers, and the communities we serve

Creating Value for Our Customers
- Energy Affordability
- Innovative Products and Services
- Services to Customers

Partnering with Our Communities
- Community Empowerment and Workforce Development
- Environmental Justice
- Public Health and Safety

Investing in Our Workplace
- Diversity, Equity, and Inclusion
- Employee Engagement
- Health, Safety & Wellness
- Talent Attraction, Development and Retention



Governance

Strong leadership, executive pay, internal controls, and shareholder rights

Strong Corporate Governance
- Board Oversight and Risk Management
- Cybersecurity
- Policy Engagement

Culture of Compliance & Ethical Business Practices
- Strong, effective internal controls
- Sustainable Supply Chain

Meeting Shareholder Expectations
- Proactive Engagement
- Shareholder-friendly practices
- Incentive compensation metrics aligned with investor interests



Environment

Commitment to Sustainability

Exelon's commitment to sustainability is central to our mission of providing reliable, clean, affordable, and innovative energy products. We value community partnership, operational excellence and environmental stewardship; these values drive us to conduct business in a way that is sustainable for our customers, our employees, and the communities in which we operate. We are committed to building an energy company for the future and applying innovative technologies to manage energy use and meet customer expectations for clean, reliable, and affordable power. We work with our community partners to take on shared challenges and opportunities related to climate change, economic development, and improved quality of life. For more information about our sustainability practices, please refer to the Exelon Corporation Sustainability Report posted on our website at:
www.exeloncorp.com/sustainability.

Board Oversight of Sustainability and Climate Change

The Corporate Governance Committee of the Exelon Board of Directors is specifically tasked with overseeing sustainability and climate change strategies and efforts to protect and improve the environment. In addition to regular engagement with management, the Committee reviews and provides input on an annual report from management on issues including but not limited to climate change scenario planning, our GHG emission reduction goals, strategies for a decarbonized economy, and investor interest in sustainability practices and reporting. While the Corporate Governance Committee has primary oversight, the interdisciplinary nature of these issues leads every standing committee of the Board to consider the Company's efforts in managing these topics.

Because sustainability is a core part of our business strategy, environmental, climate-related, and other sustainability topics are inherently part of the full Board's discussions on many topics, including long-term planning, financial risks, policy issues, and other transformational changes occurring in the energy industry.



NET-ZERO: PATH TO CLEAN
In 2021, we announced our goal to reduce our operations-driven emissions 50% by 2030 and ultimately to net-zero by 2050 as part of our continuing efforts to address the climate crisis.

Our new goal focuses first on how we can lead by example by continuing to reduce our own greenhouse (GHG) emissions, and also reinforces our commitment to support our customers and communities in achieving their decarbonization ambitions through access to clean and affordable energy solutions. This net-zero goal builds on our longstanding commitment to tackle climate change, reduce local air pollution, and power a healthy, sustainable future for our customers and communities.

Exelon has line of sight to achieving ~80% of the targeted reductions leveraging existing tools and resources and is proactively working to ensure the industry is developing solutions to address the remaining 20%.

GHG Reduction Timeline

2000
Exelon is formed as a combined generation and distribution utility company with a primary focus on low-carbon generation.



2013
By 2013, we achieved two GHG goals that set us apart as the largest producer of clean energy in the country.



2018
Set our third GHG emissions goal. By 2020, the Exelon Utilities alone were responsible for 230,000 metric tons (mt) of emissions reduced.



2021
Set our Path to Clean Goal for 50% operations-driven GHG emissions reduction by 2030 and net-zero operations by 2050.

Operations-Driven Emissions Reduction Goals (Scope 1 & 2)
To achieve net-zero emissions from operations, some of our actions will include:

- Converting 30% of our light and heavy-duty vehicle fleet to electric by 2025 and 50% by 2030
- Focusing technology and infrastructure investments on increasing energy efficiency and utilizing clean electricity for operations
- Investing in equipment and processes to reduce SF_6 leakage from our systems
- Modernizing natural gas infrastructure to minimize methane leaks and increase safety and reliability

Supporting Clean Energy Goals in our Communities (Scope 3)
Beyond our own operations, we will seek to reduce emissions by continuing to advocate for sound climate policies and technology solutions that will help our communities thrive and ensure that the economic and environmental benefits of clean energy are shared equally.

Our actions will focus on **Empowering Customers:**

- Efficient grid management and grid modernization technologies to minimize system losses
- Leak detection technologies to reduce natural gas lifecycle emissions and increase safety
- Transportation electrification, efficiency, and conservation programs for our customers
- Leveraging alternative fuels to reduce natural gas lifecycle emissions

And **Supporting Our Communities:**

- Partnering with communities to develop and implement clean infrastructure solutions that are accessible to all customers
- Supporting jurisdictions to meet their climate and clean energy goals
- Investing in and supporting small businesses that are tackling climate problems in our communities
- Building connected communities that harness digital solutions to integrate clean technologies

Short to Mid-Term Goals

2022 - 2030
Targeted focus areas for near-term emissions reductions include:
— Fleet Electrification
— Low-Carbon Buildings
— Modernized Gas Distribution
— SF_6 Breaker Replacement and Leak Minimization

Long-Term Goals

2022 - 2050
Strategic engagement and investment to lay the groundwork for long-term reductions. Focus areas include:

— Advocate for affordable electric grid decarbonization
— Explore, pilot, and enable new grid technologies
— Support advancement of electric vehicles
— Explore and pilot alternative fuels
— Enhance outreach and engagement to ensure equity and inclusivity of solutions

---

Scope 1, 2 and 3 is a way of categorizing the different kinds of GHG emissions a company creates in its own operations and in its wider value chain.

Scope 1 Emissions: Direct emissions from company-owned and controlled resources - e.g., company facilities and vehicles, fugitive emissions.

Scope 2 Emissions: Indirect emissions from the consumption of purchased electricity. Exelon divides these into operations-driven Scope 2 associated with our occupied building use and customer-driven Scope 2 associated with transmission and distribution (T&D) system use and losses.

Scope 3 Emissions: Indirect emissions that occur in the company's value chain - e.g., emissions associated with the production, generation, and end-use of the energy our customers use. Exelon groups customer-driven Scope 2 T&D use with Scope 3 customer emissions for the purposes of GHG emissions management efforts.

Sustainability Priorities Overseen by the Board

ENERGY SYSTEM RESILIENCE
Resilience in our energy systems enables the delivery of diverse fuels delivered through modernized and well-maintained T&D systems and investments in new customer-facing technologies that enable adaptability and flexibility.

BENEFICIAL ELECTRIFICATION
Beneficial electrification supports grid management and growth opportunities in transportation, industrial, residential, and commercial building sectors which are aligned with our strategic objectives.

VALUE OF CLEAN ENERGY
Understanding clean energy benefits encourages customer-sited generation and storage resources that help Exelon achieve broad decarbonization objectives in an equitable and cost-effective manner.

INVESTMENTS IN INFRASTRUCTURE
Continued infrastructure investments in the grid – including preparing for high electrification and distributed energy resources - ensures reliable and more efficient transmission and distribution of electricity and gas providing access to clean, affordable energy choices and world-class customer experience.

CLIMATE CHANGE RISKS & OPPORTUNITIES
Climate change exacerbates many system challenges, such as storm restoration. However, climate change also presents business opportunities (electrification of the economy) and risks (energy system resilience). Through scenario planning, Exelon

has developed and will continue to develop plans to manage risks and pursue opportunities to benefit customers.

GHG EMISSIONS
GHG emissions drive climate change impacts that must be reduced to move the U.S. economy toward a net zero emission outcome. Through Exelon's Path to Clean goal, each Utility will work to reduce operations-driven emissions by 50% from the 2015 baseline by 2030 and achieve net-zero operations by 2050.

AIR QUALITY
Exelon recognizes the importance of air quality for its customers, particularly those disproportionately affected by localized pollution. Customer programs promote energy efficiency, transportation electrification, and hosting local clean generation to support healthier environments for our customers.

HABITAT AND BIODIVERSITY
Exelon's utility service areas cover 25,590 square miles that include unique habitats. Exelon is committed to environmental stewardship and works to protect the biodiversity in these service areas through a variety of Wildlife Habitat Council and National Wildlife Federation certified projects.

WATER MANAGEMENT
Climate change and increasing demands for shared water resources require Exelon to engage in water conservation and sustainable practices through proactive stormwater management, mitigation of potential environmental impacts, and restoration or enhancement of natural habitats and biodiversity to contribute to healthy watersheds.

Sustainability Reporting & Stakeholder Engagement

In addition to our annual Corporate Sustainability Report, we publish a number of other reports and survey responses each year. Environmental and sustainability issues are regularly discussed during investor engagement meetings and at Exelon Board and Committee meetings. Throughout the year, we actively seek feedback from our shareholders and other stakeholders about the types of reporting that are most useful so that we can continue to evolve and improve our reports.

Reporting Frameworks	Exelon utilizes the Global Reporting Initiative (GRI) Sustainability Reporting Framework (with the Electric Utilities Sector Supplement); the Task Force on Climate-related Financial Disclosures (TCFD) recommendations in its sustainability reporting; and beginning with the 2020 CSR (published in June 2021), the Sustainability Accounting Standards Board (SASB) Electric Utilities & Power Generators Standard.
Other Key Surveys	We publish responses to the CDP Climate and Water survey and an annual third-party verified GHG emissions inventory. We also respond to key sustainability and ESG surveys such as the DJSI survey and various third-party datasets that are prepared for investors.
Ceres	Since 2008, Exelon has engaged with Ceres – a leading coalition of investors, environmental groups, and public interest organizations – to help Exelon advance our sustainability performance, inform our response to issues including climate change, water use, and environmental justice, and provide feedback on our sustainability reporting.

Please see Exelon's ESG resources page for additional information: **https://investors.exeloncorp.com/esg**.



SOCIAL

Diversity, Equity & Inclusion (DEI)

DEI in the Boardroom and Board Oversight of Culture

The Exelon Board of Directors is focused on building and maintaining a corporate culture that values and prioritizes diversity, equity, and inclusion, including with respect to Board composition. As the Board is routinely in the process of refreshing its composition, diversity is, and has been, a key consideration in evaluating potential candidates as discussed further on page 31. Beyond diversity in the boardroom, the Board regularly engages with management on issues related to DEI and corporate culture including the following recurring topics and reports such as:

- Annual report on Exelon's diversity strategies, goals and progress
- Annual updates on Exelon's spending with diverse suppliers
- Annual report on the diversity of Exelon's finance organization and the diversity of Exelon's external audit team
- Annual report on the diversity of the legal teams staffed on Exelon matters at the Company's outside law firms
- Review of biannual Employee Engagement Survey results with in-depth discussion and review of our strengths and challenges

The Board also appreciates that transparency and accountability are critical to ensuring continuous improvement. In 2021, Exelon began publishing its EEO-1 Report on its website, publishing an ESG Report (in addition to our annual Corporate Sustainability Report), and expanded disclosures about workforce and Board diversity generally.

Exelon DEI Culture

At Exelon, we know that engaging and supporting a diverse workforce at all levels of the organization is key to fostering innovation, growing an inclusive and cooperative culture, and delivering strong performance. We have long been committed to cultivating diversity, equity and inclusion across our Company and building a strong culture of mutual respect. As a diverse company, we are better able to serve the diverse communities where we live and work.

The challenges brought on by the pandemic and recent racial and social injustices led us to take a deeper look at opportunities to improve and expand our commitment to diversity, equity and inclusion.

Our DEI strategy is centered around three primary values:

Providing a workplace that ensures mutual respect and where each individual has the opportunity to grow and contribute at their greatest potential.

Attracting, retaining, and developing employees who will best serve and represent our customers, partners, and communities.

Integrating diversity, equity and inclusion as a business imperative and a core value.

DEI Highlights

2021
— 65+ Workforce Development programs
— DEI performance goal for all management employees
— Created a $36 million Racial Equity Capital Fund to invest in minority-owned businesses in our service areas

2020
— Established Racial Equity Task Force (detailed below)

2019
— Established the Executive Women's Forum
— Created our 10th ERG focused on multi-cultural inclusion
— Joined amicus brief filed with SCOTUS in support of equal protections for LGBTQ employees, family members and customers

2017
— Established the Exelon African American Leadership Council
— Became the first energy company to join the Billion Dollar Roundtable for spending with diverse suppliers

2016
— Inaugural Women's Leadership Summit
— Conducted annual pay equity reviews as part of the White House Equal Pay Pledge since 2016

2013
— Joined amicus brief filed with SCOTUS in opposition to DOMA

Exelon established a companywide Racial Equity Task Force in 2020 that has been working to assess current practices and drive progress toward equity and inclusion in five key areas:

Culture

Holding ourselves accountable for DEI actions and behaviors.

Community

Supporting students, schools, and vendors by providing funding and training programs.

Policy Reform

Ensuring our public advocacy and political giving aligns with our corporate values.

Customers

Providing residential and small business customers energy education and bringing awareness of financial assistance programs.

Workforce Development

Uplifting under-resourced communities with education and awareness of the STEM field/careers and job training programs.

Some key accomplishments and commitments of the Racial Equity Task Force so far include:

- Beginning in 2021, all management employees have DEI performance goals
- To date, conducted 45 focus groups with customers to understand needs in under-resourced communities
- Established a Racial Equity Policy Working Group to evaluate opportunities for Exelon to engage on equity policy issues
- Launched a scholarship program at Historically Black Colleges and Universities (HBCUs) in partnership with the United Negro College Fund
- Launched Green Labs of the Future to modernize learning spaces/labs in schools in under-resource neighborhoods in our key markets
- Launched a pilot program with two National Minority Supplier Development Council regional affiliates to grow Black-owned businesses in the utility industry which will encompass other minority-owned businesses after the pilot

- Increased employee engagement through policy discussions, webinars, and DEI panel discussions among other resources
- Ongoing commitment to and investment in workforce development designed to enhance the employability of underserved populations in communities where Exelon operates by igniting a passion for STEM in young minds, eliminating barriers to economic empowerment, equipping work-ready adults and youth for family-supporting careers, and engineering new ideas in workforce development
- Undertaking a review of our PAC (political action committees) contributions to ensure our political giving consistently aligns with our corporate values

Commitment to DEI and Employee Engagement

Pay Equity: Since 2016, Exelon has used an independent third-party to conduct an annual analysis on gender and racial pay equity and complete an internal review of hiring and promotional processes. The analysis consistently shows that Exelon has no systemic pay discrepancies.

Religious Accommodations: Company policy provides for reasonable accommodation of employees' religious practices including time and space for prayer and accommodations for religious dress/attire and dietary restrictions. Additionally, employees receive 4 floating holidays per year.

Equal by 30: Exelon is an ambassador for Clean Energy Education & Empowerment International's Equal by 30 campaign to work toward equal pay, equal leadership, and equal opportunities for women in the clean energy sector by 2030.

Employee Resource Groups: Exelon supports 10 ERGs that are open to all employees to share experiences and connect with colleagues. Over 15,000 employees participate in at least one ERG, and there are over 60 chapters spread across the company.

Gender Parity: At the conclusion of the HeForShe commitment, Exelon continues its focus on gender parity by monitoring and promoting retention and development of women as well as parity in voluntary turnover of men and women.

DEI Resources and Webinars: Regular communication from senior leadership reinforces our values and expectations and highlights engagement opportunities and educational resources.

Talent Management

Well-Being and Benefits

At Exelon, people are encouraged to thrive outside the workplace as well. In addition to a full suite of wellness benefits targeted at supporting work-life balance and physical, mental, and financial health, Exelon adopted industry-leading paid leave policies in 2017.

BENEFIT HIGHLIGHTS:

- ✔ 16 weeks maternity/bonding care for eligible mothers and 8 weeks of bonding care for other new parents
- ✔ Paid time off for volunteer work

- ✔ Up to 2 weeks paid leave to care for a critically ill family member
- ✔ Employee stock purchase program

- ✔ Back-up childcare, academic tutoring, and sitter services
- ✔ 401k matching contributions

- ✔ Counseling and other wellness services

In light of the COVID-19 pandemic, Exelon extended the following additional benefits to employees: 100% coverage of all in-network medical expenses associated with COVID-19 testing and treatment; additional paid time off to receive the COVID-19 vaccine, if too ill to work due to vaccine side effects, and in the event of quarantining or a positive COVID case.

Engaged Workforce

An extensive Employee Engagement Survey is typically undertaken every other year to help identify our successes and areas where we can grow. Results are shared with senior management and the Exelon Board and all members of management are strongly encouraged to engage with employees where there are opportunities for improvement. As of the last survey, 81% of employees indicated they are proud to work at Exelon and 85% of employees are proud of the Company's involvement in the community.

Career Development

Exelon is committed to helping current employees grow their skills and careers to develop a diverse talent pipeline for future jobs through training and mentoring programs. We understand that continued education leads to a more engaged, skilled, and productive workforce and we support our employees in their educational endeavors in order to attract and retain people who are committed to personal and professional development.

HIGHLIGHTS:

- ✔ Annual goal setting and development conversations
- ✔ Professional development workshops

- ✔ Mentor programs
- ✔ Access to online courses including LinkedIn Learning and Coursera

- ✔ Tuition reimbursement up to $15,000 annually

Our Workforce

We believe our employees are Exelon's greatest asset. Our practices, policies and business strategy are designed to attract and retain a diverse, talented, and engaged workforce pool of talent.

TOTAL EMPLOYEES[1]

31,518

DIVERSE HIRING IN 2021

55%

of new hires in 2021 were women and/or people of color

2021 TURNOVER RATE

9.4%

of which approximately half were planned retirements

WORKFORCE DIVERSITY[1]

Overall

Women	25.0%
People of Color	29.9%
Aged < 30	10.3%
Aged 30–50	54.0%
Aged > 50	35.8%
Veterans	10%
Disability	1.5%

Management[2]

Women	24.7%
People of Color	24.5%
Aged < 30	1.5%
Aged 30–50	56.7%
Aged > 50	41.8%

[1] All statistics are as of 12/31/21 and prior to separation. For more detailed information, please see the Company's EEO-1 Report posted on **exeloncorp.com**.

[2] Management defined as executive and senior level officials and managers and employees who have direct reports and supervisory responsibilities.

COVID-19 Pandemic and the Workplace of the Future

The health and safety of our employees, contractors, customers and the public is our top priority, and we continue to monitor changing conditions regarding the Coronavirus (COVID-19) pandemic in coordination with local, state and national officials, with guidance from the Centers for Disease Control and Prevention (CDC). In response, the Board has closely monitored the public health issues and the response of each of Exelon's operating units.

After two years of remote work, we have begun successfully deploying our new Workplace of the Future plan including phased re-entry and enhanced flexible working arrangements. In response to feedback from employees, rather than "returning to normal," we've deployed a hybrid model that, provides for remote work some or all of the time depending on the needs or preferences of the individual and the business unit. For those opting to return to the office, we've developed a comprehensive workplace strategy to accommodate hybrid schedules and allow for social distancing as needed. In developing our re-entry plan, we continued to focus on supporting the safety and wellbeing of our employees, customers, and communities.

Community Engagement

Volunteering in Our Communities

Exelon has a long history of volunteerism to help improve the quality of life for people in the communities where we live, work and serve. We provide opportunities for company-sponsored volunteerism and matching financial support. Even in pandemic conditions, the Exelon Foundation, Exelon's family of companies, and our employees donated over $52 million to non-profit organizations and provided over 177,750 hours of volunteering in 2021.

Matching Charitable Donations

The Exelon Foundation matches employee donations to eligible non-profit organizations, dollar for dollar, up to $5,000 per calendar year. All full-time and part-time employees of the Exelon Corporation family of companies are eligible to participate.

Workforce Development

Exelon is also committed to exposing young people within our communities to career opportunities in the energy industry. Through internships, university and veteran recruiting, STEM academies, and partnerships with organizations such as the Society of Women Engineers and the National Society of Black Engineers, we are committed to providing professional development and opportunities for the next generation of our workforce.

Exelon's Workforce Development approach is also focused on addressing economic inequities in the communities where we serve. We recognize that systemic racism and bias have disproportionately impacted some communities. Our workforce development strategy is centered on four focus areas:

Creating STEM and vocational education and awareness among young people in our service areas	Deepening current and executing new approaches and partnerships with employers, nonprofits and community groups to expand training and job opportunities for work-ready adults and youth
Reducing or removing educational barriers and obstacles faced by young people in underserved and under-resourced communities	Offering thought leadership in workforce development by driving for positive community impact, developing and leveraging best practices and broadly sharing our successes



Governance

Political Contributions

Since 2013, Exelon has published semi-annual reports of its political contributions on its website. Exelon is in the top 8% of all S&P companies in the CPA-Zicklin index for Corporate Political Disclosure and Accountability, earning the designation as an "Index Trendsetter." These reports include contributions to political parties, political committees, candidates for political office, and 501(c)(4) entities. The reports also include dues paid to trade organizations and similar non-profit entities and identifies the portion of those dues that were used for expenditures or contributions that are non-deductible. All political contribution reports as well as Exelon's Corporate Political Contribution Guidelines are available at **www.exeloncorp.com**.

Lobbying and Trade Associations

Exelon's public policy positions and advocacy are developed and directed by the company's executive leadership team in consultation with the Board of Directors on major policy initiatives and strategic policy alternatives. For over 20 years, Exelon has been a strong advocate for sound energy and environmental policies which address customer expectations, help create value for our investors, and contribute to meeting national and state energy and environmental goals.

Exelon supports policies that:

Advance an **affordable and clean energy** future for our customers and communities	Enable **innovative technologies** to serve customer needs
Ensure the **reliability, security, and efficiency** of the nation's critical electric grid	Ensure and **protect customer choice** with fair and equal access to the marketplace

Exelon is a member of various industry groups that engage generally in activities focused on the advancement of the industry and lobbying or advocacy initiatives on various specific industry issues. Sometimes the positions these organizations take on issues may not be well-aligned with the public policy goals identified by Exelon. As part of its public policy advocacy efforts, Exelon forms alliances with other companies and industry groups in strategic ways to advance common causes that more directly support Exelon's public policy goals. Through these alliances and other efforts, Exelon helps advance policies that support an affordable, safe, resilient, and reliable clean energy future and benefit our customers and shareholders.

Compliance and Ethics

Exelon is committed to maintaining a robust, comprehensive compliance and ethics program, and recognizes that an effective program must constantly evolve in the face of changing risks.

Exelon's Compliance and Ethics office provides governance and oversight of Exelon's compliance with its regulatory obligations and is the primary resource for ethics advice and interpretation of the Code of Business Conduct and Supplier Code of Conduct. Our Compliance and Ethics office conducts an annual risk assessment to identify compliance risks across the organization and assess controls for those risks. It works with business teams to ensure the appropriate design, implementation and testing of controls concerning compliance obligations.

Exelon maintains a detailed Code of Business Conduct, applicable to all employees, officers, and directors across the enterprise. In 2022 Exelon implemented a Supplier Code of Conduct, which applies to all suppliers, contractors, and agents. Prior to implementation of the Supplier Code of Conduct, suppliers, contractors, and agents were subject to Exelon's Code of Business Conduct.

The Code of Business Conduct sets out Exelon's core values — which include acting with integrity — and addresses a wide range of topics, among them conflicts of interest, workplace conduct, safety, protecting confidential information and other company assets, bribery and corruption, and acting with integrity. The Code of Business Conduct highlights the importance of speaking up and strictly prohibits any form of retaliation for raising questions or concerns about potential violations of the Code or compliance with applicable laws and regulations.

All employees must participate in annual Code of Business Conduct training. Additionally, non-represented employees are required to complete an annual certification disclosing potential conflicts of interest and affirming their understanding of the Code. Completion of the training and certifications is tracked. New employees are required to complete Code of Business Conduct training when they join Exelon.

Exelon maintains a 24-hour ethics helpline that allows employees and the public to report ethics concerns as well as potential legal or regulatory violations, and to pose questions. The helpline has both a phone and web portal option and reporters have the option to remain anonymous. The Compliance and Ethics office oversees the intake, investigation, and resolution of reports of potential compliance violations and violations of the Code of Business Conduct and Supplier Code of Conduct.

In 2020, Exelon implemented four new companywide ethics policies that substantially increased oversight of our interactions with public officials, implemented a series of new controls, and enhanced guidance and training. Among other things, the policies require tracking and review of requests, referrals and recommendations from public officials; strengthen due diligence and supervision of lobbyists and political consultants; and require regular reporting to the Audit and Risk Committee of Exelon's Board of Directors and to utility boards of directors regarding interactions with public officials.

In addition, in 2020 Exelon created the new role of Executive Vice President for Compliance and Audit to oversee both the Compliance and Ethics and internal audit programs. In 2022, Exelon added Enterprise Risk Management to that reporting structure. This role reports to Exelon's Chief Executive Officer and to the Chair of the Exelon Board's Audit and Risk Committee and serves as a member of Exelon's Executive Committee. This new structure increases independence, ensures central oversight of compliance activities, and facilitates sharing of insights regarding compliance, ethics, audit, and enterprise risk matters across operating companies.

Exelon's Core Values

1
We succeed as an inclusive and diverse team.

2
We actively pursue excellence.

3
We innovate to better serve our customers.

4
We act with integrity and are accountable to our communities and the environment.

5
We are dedicated to safety.

Proxy Voting Roadmap

PROPOSAL

1

Election of Directors

Elect **9** Director nominees named in the proxy statement

 **The Board recommends a vote "FOR" each Director nominee.**   SEE PAGE 17 ▶

PROPOSAL

2

Ratification of Independent Auditor

Ratify the appointment of PricewaterhouseCoopers LLP (PwC) as Exelon's independent auditor for 2022

PwC has served as the Company's independent auditor since the Company's formation in 2000. PwC has become deeply familiar with the Company's operations and businesses, accounting policies and practices, and internal control over financial reporting. The Audit and Risk Committee believes this experience and expertise is valuable to the Company and its shareholders.

 **The Board recommends a vote "FOR" the ratification of PricewaterhouseCoopers LLP as Exelon's independent auditor for 2022.**   SEE PAGE 40 ▶

PROPOSAL

3

Say-on-Pay

Approve, on an advisory basis, the compensation paid to the Company's named executive officers, as disclosed in this proxy statement

Our compensation program is largely performance-based and is driven by rigorous goals that are tied to achieving financial and operational results that align the interests of executives with those of the Company's shareholders.

 **The Board recommends a vote "FOR" the approval of the compensation paid to the Company's named executive officers.**   SEE PAGE 44 ▶

PROPOSAL

4

Shareholder Proposal

 **The Board recommends a vote "AGAINST" a proposal from Steven J. Milloy.**   SEE PAGE 80 ▶

The Company previously received an additional shareholder proposal which was withdrawn shortly before filing. This withdrawal occurred after the beneficial owner notice cards were printed and without sufficient time to reprint the cards prior to mailing. Proposal 5 will not be presented or voted upon at the Annual Meeting, nor will any votes cast in regard to Proposal 5 be tabulated or reported.

Board and Corporate Governance Matters

1

Election of Directors

The Corporate Governance Committee collaborates with Exelon's Board Chair to determine the appropriate mix of skills and characteristics that our Board requires. The Board has determined that the current composition and size of the Board is appropriate for Exelon, considering the Company's size, geographic scope, and need to access a wide range of views and backgrounds to reflect the diversity and complexity of our business and the markets and communities we serve. There are 9 nominees for election at the 2022 annual meeting.

 **The Board recommends a vote "FOR" each Director nominee.**

Director Qualifications and Nomination

Effective oversight of Exelon's strategic direction requires our Board to be composed of diverse individuals who possess attributes and core competencies important to our Company. The Corporate Governance Committee identifies and recommends Director nominees for election to the Board and periodically retains a board search firm to assist with the identification of potential candidates.

The Board values the diversity of thought that arises from Directors possessing different backgrounds, gender, age, race/ethnicity, and geographic experiences. The Board also deeply values the enhanced and thoughtful deliberations resulting from a balance of short- and long-tenured Directors who provide a mix of fresh perspectives and new ideas with deep and important utility, regulated industry, and business cycle experiences.

The Corporate Governance Committee and the Board determine the appropriate mix of skills and characteristics required to meet the needs of the Board as a whole, taking into account the short- and long-term strategies of the Company to determine the current and future skills and experiences required of the Board. All candidates should demonstrate the following attributes to qualify for Board service:

✓ Highest personal and professional ethics, integrity, and values

✓ An inquiring and independent mind, practical wisdom, and mature judgment

✓ Broad training and experience at the policy-making level in business, government, education, or technology

✓ Expertise that is useful to the enterprise and complementary to the background and experience of other Directors

✓ Willingness to remain current with industry and other developments relevant to Exelon's strategic direction

✓ Willingness to devote the required amount of time to carrying out the duties and responsibilities of Board membership and a commitment to serve over a period of years to develop knowledge about Exelon's principal operations

✓ A commitment to representing the long-term interests of shareholders, customers, employees, and communities served by the Company and its subsidiaries

✓ Involvement only in activities or interests that do not conflict with responsibilities to Exelon and its shareholders

As part of its regular, on-going review of the skills necessary to support a balanced board with the appropriate experiences aligned with Exelon's long-term strategies, the Corporate Governance Committee revised the Board's skills matrix last year to broaden and redefine existing skills, qualifications, and experiences.

In addition, the Committee added a new attribute and expanded disclosure about the diversity of our members. This matrix is a valuable tool for the Board as they plan for upcoming retirements and consider which skills and experiences need to be replaced or added. When a specific expertise is needed that isn't present among the Directors, the Board will bring in outside advisors to assist with filling in any gaps.

Director Skills

Our skills matrix includes the following skills and attributes:

Skills

 ### Accounting and Finance

Experience in accounting, finance and capital management, including oversight of financial statements and operating results; experience assessing the financial merits of strategic opportunities.

 ### Executive

CEO or other executive management leadership experience with an understanding of how to lead complex organizations.

 ### Talent Management

Experience in planning and building a talented workforce that meets the needs essential to the Company's operations; understanding the drivers of individual growth and development; familiarity with developing effective compensation and benefits programs.

 ### Technology and Innovation

Management or oversight experience with technologies key to the energy markets including business systems, customer platforms, or grid operations; an understanding of recent innovations in utility operational technology; experience implementing efficiency improvements or other business transformations through technology.

 ### Safety and Cybersecurity

Experience monitoring and overseeing safety and physical security measures necessary for safe transmission and distribution operations; understanding of cyber threats, risk mitigation and policy.

 ### Industry and Infrastructure

Experience in the energy or utility industries; expertise in energy markets, technology, renewable and clean energy, electric and gas transmission and distribution; understanding of the public policy issues and risks associated with the reliability, resiliency, and safety of the electric and gas transmission and distribution systems.

 ### Regulatory and Policy

Experience in regulatory affairs, public policy, or government; exposure to heavily regulated industries and their governing bodies; experience directly managing one or more members of management engaged in policy or regulatory affairs.

 ### Risk Management

Experience identifying, assessing, and controlling financial or business risks including those risks with potential to impact public safety, operations, and shareholder value, including environmental impacts.

 ### Corporate Governance

Experience maintaining board and management accountability; a deep understanding of strong governance and compliance practices that protect and align with the interests of investors and other stakeholders; experience in investor relations.

 ### Environment and Sustainability

Experience in overseeing or advising on environmental, climate or sustainability practices; understanding of environmental policy, regulation, risk and business operations in regulated industries; experience in managing environmental impacts; in-depth knowledge of operational risks.

 ### Business Development and Transformation

Experience identifying, assessing and controlling financial or business risks including those risks with potential to impact public safety, operations, and shareholder value, including environmental impacts.

Attributes

 ### Exelon Community

Current or former resident in one of the jurisdictions served by an Exelon utility. Residency brings knowledge of the local community as well as insight into the business and political environment of each region.

 ### Military Service

Prior military service (including reserve duty) brings unique skills and insight to the Board and reflects the Company's commitment to helping veterans translate their skills into the energy industry.

Skills Matrix

The following matrix identifies the **five most prominent skills and core competencies** and other attributes that each Director brings to their service to Exelon's Board and Committees.

While each independent Director possesses numerous other skills and competencies not identified below, we believe that identifying the five most prominent skills and competencies provides a much more meaningful presentation of the key contributions and value that each Director brings to their service on the Board and to Exelon shareholders. We have reviewed this presentation with shareholders and have consistently received positive feedback that this narrowed scope is informative. As CEO, Mr. Crane possesses all listed skills.

Exelon Board of Directors 2022 Skills Matrix:

	Anderson	Berzin	Bowers	Cheshire	Crane	Gutierrez	Jojo	Joskow	Young
Skills									
Accounting and Finance	●	●	●		●	●			
Executive	●	●	●	●	●	●			●
Talent Management	●				●	●	●	●	
Technology and Innovation					●		●		
Safety and Cybersecurity					●		●		
Industry and Infrastructure			●		●		●	●	●
Regulatory and Policy		●	●	●	●			●	●
Risk Management	●	●		●	●				
Corporate Governance	●	●	●	●	●	●		●	●
Environment and Sustainability					●			●	
Business Development and Transformation				●	●	●	●		●
Attributes									
Exelon Community Member	●			●	●	●	●		●
Military Service								●	●
Age	66	69	65	53	63	68	56	74	65
Tenure	9	10	<1	1	10	<1	6	14	3

Director Diversity

The Governance Committee is committed to continuously evolving and enhancing our disclosures about Board diversity in response to feedback from shareholders and other stakeholders. Beginning in 2021, Exelon surveyed the Board and asked each Director to self-identify their race/ethnicity, gender identity, disability, military experience, and LGBTQ+ identity. For 2022, this information is being presented in compliance with Nasdaq's new disclosure format.

*This following matrix presents information about each director nominee and excludes Mayo Shattuck who is retiring and not standing for re-election at the 2022 annual meeting.

Board Diversity Matrix as of March 16, 2022

Total number of Directors: **9**

	Female	Male	Non-Binary	Did Not Disclose Gender
Gender Identity	3	6	–	–
Demographic Information				
African American or Black	1	1	–	–
Alaskan Native or Native American	–	–	–	–
Asian	–	–	–	–
Hispanic or Latinx	1	1	–	–
Native Hawaiian or Other Pacific Islander	–	–	–	–
White	1	4	–	–
Two or More Races/Ethnicities	–	–	–	–

Directors identifying as LGBTQ+: **0**

Directors identifying as having a Disability: **0**

Directors who did not disclose demographic background: **0**

Director Independence

The Board has determined that all non-employee Directors who served on the Board in 2021 and all nominees for election, except for Mr. Crane as Exelon's President and Chief Executive Officer, are independent according to applicable law and the listing standards of The Nasdaq Stock Market LLC (Nasdaq), as incorporated into the Independence Standards for Directors in Exelon's Corporate Governance Principles. In accordance with the Independence Standards for Directors, the Board determined that certain categories of relationships as set forth in the Appendix do not create a conflict of interest that would impair a Director's independence. The Board also determined that the members of the Audit and Risk, Compensation, and Corporate Governance Committees are independent within the meaning of applicable laws, Nasdaq governance requirements, and the Independence Standards for Directors.

When assessing the independence of Director nominees, the Corporate Governance Committee considers the impact that tenure may have on the independence of certain longer-tenured incumbent Board nominees. The Board determined that the independence of our longer-tenured Directors had not been diminished as these members continued to thoughtfully challenge and provide reasoned, balanced, and insightful guidance to management. The Board values the perspectives that such Directors contribute to Board discussions, having served Exelon during periods of various industry and company-specific developments and with different members of management over the years.

Related Person Transactions

Exelon has adopted a written policy on the review, approval or ratification of transactions with related persons, which is overseen by the Corporate Governance Committee and is available on our website. The policy provides that the Committee or the Committee chair will review any proposed, existing, or completed transactions in which the amount involved exceeds $120,000 and in which any related person had, has, or will have a direct or indirect material interest. In general, related persons are directors and executive officers and their immediate family members, as well as shareholders beneficially owning 5% or more of Exelon's outstanding stock as defined in SEC rules. The Exelon General Counsel reviews relevant information on transactions, arrangements, and relationships disclosed and makes a determination as to the existence of a related person transaction as defined by SEC rules and the policy. Related person transactions that are in, or not inconsistent with, the best interests of Exelon or subsidiary Commonwealth Edison, as applicable, are approved by the Corporate Governance Committee and reported to the Board. Related person transactions are disclosed in accordance with applicable SEC and other regulatory requirements.

There were no related person transactions identified for 2021.

Director Nominees

As referenced in the Board letter to shareholders included with this proxy statement, four of our directors departed the Exelon Board in February 2022 to join the Constellation board – Laurie Brlas, Yves de Balmann, Robert Lawless, and Admiral John Richardson. Additionally, as previously disclosed, Mayo Shattuck announced his retirement and is not standing for re-election. The Board is deeply grateful to Ms. Brlas and to Messrs. de Balmann, Lawless, Richardson, and Shattuck for their many years of valued contributions and insights into Exelon's business and strategy.

The Board nominates the 9 candidates named below for re-election as Directors. If elected by shareholders, each Director will serve a term ending with the 2023 annual meeting. Each nominee has agreed to be named in this proxy statement and to serve as a Director, if elected. If any Director is unable to stand for election at the annual meeting, the Board may reduce the number of Directors or designate a substitute. In that case, shares represented by proxies may be voted for a substitute Director. Exelon does not expect that any Director nominee will be unable to serve.

In addition to the skills, characteristics, core competencies and other attributes previously described, the Corporate Governance Committee also considers whether each nominee has the time available, in light of other business and personal commitments, to effectively serve on Exelon's Board. Among the criteria the Committee considers is the degree to which any incumbent Director nominee demonstrates effective and productive preparedness and engagement. In 2021, the Board updated the limits for service on other boards, providing that Directors who serve as the CEO of a public company should not serve on more than one other public company board in addition to Exelon and its subsidiary boards. Other Directors should not serve on the boards of more than three other public companies in addition to the Exelon Board and its subsidiary boards.

The Corporate Governance Committee and the Board believe the skills and experiences detailed above are well represented among the Director nominees and reflect an effective mix of backgrounds, experience, and diversity.

Anthony Anderson INDEPENDENT



Age: **66**

Director Since: **January 2013**

Committees: **Corporate Governance (CH); Compensation**

Mr. Anderson's comprehensive finance, risk management, corporate governance, and executive leadership skills were gained through his board service experiences and his successful 35-year career with Ernst & Young a global assurance, tax, transaction, and advisory services firm. Mr. Anderson's 20+ years of experience as an audit partner and certified public accountant, culminating in his role as Vice Chair of EY, deeply enhance his contributions to the Exelon Board and add value to his leadership of Corporate Governance Committee.

Business Experience

- Vice Chair and Midwest Area Managing Partner, Ernst & Young (2000–2012)

- Managing Partner, Pacific Southwest Region, Ernst & Young (1994–2000)

Other Professional Experience

- Executive Committee member, United States Golf Association

- Former Director, First American Financial

- Former Director, Federal Reserve Bank of Chicago

Total Public Company Boards: 4

- Exelon

- AAR Corp. (Since 2012) *Committees:* Compensation; Nominating & Governance

- Avery Dennison (Since 2012) *Committees:* Governance; Audit & Finance

- Marsh & McLennan Companies (Since 2016) *Committees:* Audit; ESG

Ann Berzin INDEPENDENT



Age: **69**

Director Since: **March 2012**

Committees: **Audit and Risk (CH); Corporate Governance**

Ms. Berzin's executive leadership experience in an industry subject to state regulation, background in securities legal practice, and expertise in the guarantee, structuring and risk assessment of complex investment and financial products bring key insight to the Company's financial affairs, risk management, capitalization, and liquidity, and add value to her leadership of the Audit and Risk Committee.

Business Experience

- Chairman and Chief Executive Officer, Financial Guaranty Insurance Company, *an insurer of municipal bonds, asset-backed securities and structured finance obligations* (1992–2001)

Other Professional Experience

- Director, Baltimore Gas and Electric Company (Exelon Subsidiary)

- Former Director, Constellation Energy

Total Public Company Boards: 2

- Exelon

- Trane Technologies plc. (Since 2001) Committees: Finance (CH); Audit; Executive

W. Paul Bowers   INDEPENDENT



Age: **65**

Director Since: **July 2021**

Committees: **Audit and Risk; Corporate Governance**

Mr. Bowers' extensive experience in the utilities industry as well as broad financial knowledge and business experience bring great value to his service on the Board. His background serving as both a CEO and a CFO gives him a unique perspective on long-term strategy, corporate development, decisive leadership, and risk management.

Business Experience

- Chair and Chief Executive Officer, Georgia Power (2011–2021)

- President, Georgia Power (2011-2020)

- Chief Financial Officer, Southern Company (2008-2010)

- President, Southern Company Generation (2001-2008)

Other Professional Experience

- Director, Children's Healthcare of Atlanta

- Director, BrandSafaway, a *CD&R - Brookfield company*

- Former Member, Federal Reserve Bank of Atlanta, Energy Policy Council

- Former Director, Nuclear Energy Institute

- Past Chair, Georgia Chamber of Commerce

Total Public Company Boards: **2**

- Exelon

- AFLAC (Since 2013) Lead Director, Committees: Audit and Risk; Corporate Development (CH); Corporate Social Responsibility and Sustainability; Executive

Marjorie Rodgers Cheshire   INDEPENDENT



Age: **53**

Director Since: **July 2020**

Committees: **Audit and Risk; Compensation**

Ms. Cheshire's experience in organizational leadership and her deep background in compliance, strategy, asset management, marketing and brand development are of significant value to the Board. Additionally, her involvement in the Baltimore community and her familiarity with this important market brings beneficial perspectives and insights.

Business Experience

- Principal, A&R Development Corp., *a diversified real estate investment company* (2004 – Present)

- President and Chief Operating Officer, A&R Development Corp. (2004 - 2021)

- Senior Director of Brand & Consumer Marketing, National Football League (2001 –2004)

- Vice President of Business Development, Oxygen Media (2000-2001)

Other Professional Experience

- Chair, Baltimore Equitable Insurance

- Trustee, Baltimore School for the Arts

- Trustee, Johns Hopkins Medicine

Total Public Company Boards: **3**

- Exelon

- PNC Financial Services Group (Since 2014) *Committees*: Nominating & Governance; Risk; Special Committee on Equity & Inclusion (CH); Compliance Subcommittee (CH)

- Equity & Inclusion Capital I Corp (Since 2021) *Committees:* Nominating & Governance (CH); Audit

Christopher Crane PRESIDENT AND CHIEF EXECUTIVE OFFICER, EXELON



Age: **63**
Director Since: **March 2012**

Mr. Crane's qualifications include senior leadership experience and broad energy industry experience, including regulation, operations, and major capital projects. His role as a leading executive within the electric utility and power industries provides valuable insight to the Board, particularly their oversight of strategy and risk.

Business Experience

- President and Chief Executive Officer, Exelon Corporation (2012 – Present)
- President and Chief Operating Officer, Exelon and Exelon Generation (2008-2012)

Other Professional Experience

- Director and Former Chairman, Institute of Nuclear Power Operations
- Director, AEGIS Insurance Services, *a mutual insurance company providing services to the energy industry*
- Director and Former Chairman, Edison Electric Institute
- Former Chairman, Nuclear Energy Institute

Total Public Company Boards: 1

- Exelon

Carlos Gutierrez INDEPENDENT



Age: **68**
Director Since: **October 2021**
Committees: **Audit and Risk; Compensation**

Secretary Gutierrez's unique background in technology, government service and corporate leadership give him a deep and well-rounded perspective on the work of the board. His expertise in global and domestic economics, corporate and financial management, strategic thinking, and effective leadership add great value to his service on Exelon's Board.

Business Experience

- Co-Founder, Executive Chairman and CEO of EmPath, Inc., *a skills intelligence SaaS technology platform* (2020 – Present)
- Co-Chair of Albright Stonebridge Group, *a global strategic advisory firm* (2013-2020)
- President and Chief Executive Officer, Kellogg Company, *a multinational food manufacturing company* (1999-2005)

Other Professional Experience

- U.S. Secretary of Commerce (2005 – 2009)
- Board Member, George W. Bush Institute – Human Freedom Advisory Board

Total Public Company Boards: 3

- Exelon
- MetLife (Since 2013) *Committees*: Governance and Corporate Responsibility
- Occidental Petroleum (Since 2009) *Committees*: Audit; Governance (CH); Sustainability

Prior Public Company Boards (Past Five Years)

Time Warner (2013 – 2017)

Linda Jojo   INDEPENDENT



Age: **56**

Director Since: **September 2015**

Committees: **Audit and Risk; Compensation**

Ms. Jojo's wealth of experience leading complex IT organizations brings valuable technology and innovation expertise to the Board. Additionally, her background in computer science and industrial engineering lends expertise to the Board's risk oversight and cybersecurity programs and initiatives.

Business Experience

- Executive Vice President, Technology & Chief Digital Officer of United Airlines Holdings, Inc. (2014–Present)

- Executive Vice President and Chief Information Officer for Rogers Communications Inc., *wireless communications and media company* (2011-2014)

- Senior Vice President and Chief Information Officer for Energy Future Holdings Corporation, *held a porfolio of compettitve and regulated energy companies* (2008-2011)

Other Professional Experience

- Director, Federal Reserve Bank of Chicago

Total Public Company Boards: 1

- Exelon

Paul Joskow, Ph.D.   INDEPENDENT



Age: **74**

Director Since: **July 2007**

Committees: **Audit and Risk**

Dr. Joskow's research and consulting activity have focused on the electric power industry, electricity pricing, fuel supply, demand, generating technology, and regulation. As a result, his extensive knowledge of industrial organization, energy and environmental economics, and government regulation offer unique insights for the Board.

Business Experience

- Professor of Economics at the Massachusetts Institute of Technology (1972 – 2010; 2018 – Present)

- President Emeritus of the Alfred P. Sloan Foundation (2017 – Present)

- President of the Alfred P. Sloan Foundation (2008 – 2017)

Other Professional Experience

- Member, Resources for the Future President's Council

- Former Director, National Grid PLC

- Former Director, Transcanada Corporation

- Former Director, New England Electric System

- Former Member, Environmental Defense Fund Economic Advisory Council

- Former Director of MIT's Center for Energy & Environmental Policy Research

- Former Member of the EPA's Acid Rain Advisory Committee

- Former Member of the National Commission on Energy Policy

- Former Member of the Secretary of Energy Advisory Board

Total Public Company Boards: 1

- Exelon

John Young INDEPENDENT



Age: **65**

Director Since: **July 2018**

Committees: **Compensation (CH); Corporate Governance**

Mr. Young has far-reaching leadership and operational expertise derived from his experiences in the industry, including as a former nuclear utility CEO. His deep industry knowledge brings valuable and broad industry insights to the Board. Additionally, his background in finance and investor relations brings important investor perspectives.

Business Experience

- President, Chief Executive Officer, and Director of Energy Future Holdings Corp., *held a portfolio of competitive and regulated energy companies* (2008 – 2016)

- Chief Financial Officer of Exelon Corporation (2005 – 2008)

- President of Exelon Generation (2004 – 2005)

- Former Senior Vice President, Sierra Pacific Resources (now NV Energy), *a public gas and electric utility company*

- Former Executive Vice President, Southern Company, *a public gas and electric utility company*

Other Professional Experience

- Former Director, Nuclear Energy Institute
- Former Director, Edison Electric Institute

Total Public Company Boards: 1

- Exelon Corporation

Prior Public Company Boards (Past Five Years)

CSRA, Inc. (2016-2018)

Selection of a New Independent Board Chair

As previously disclosed, Exelon's current independent Board chair, Mayo Shattuck, informed the Board that he would retire from the Board at the end of his term and not stand for election at the 2022 annual meeting of shareholders. Mr. Shattuck has provided keen strategic oversight and guidance to Exelon's Board and senior leaders since 2012. The Board is deeply grateful to Mr. Shattuck for his many years of valued contributions and insights to Exelon's business and strategy.

The Board is committed to independent oversight and launched a formalized process to identify and select the next independent Board Chair. The Corporate Governance Committee authorized the engagement of a third-party firm to help facilitate a robust selection process in which all current directors participated. Following the 2022 annual meeting and assuming the election of each independent nominee, it is the intention of the independent directors to appoint John Young as the new independent Board Chair.

Overview of Board's Role

Exelon's business, property and affairs are managed under the direction of the Board of Directors. The Board considers the interests of all of its constituencies including shareholders, customers, employees, and the communities we serve. The Board is committed to ensuring that Exelon conducts business in accordance with the highest standards of ethics, integrity, and transparency.

Key Governance Highlights

Exelon's Board remains committed to maintaining the highest standards of corporate governance. We believe our strong corporate governance practices help us achieve our performance goals and maintain the trust and confidence of our shareholders, employees, customers, regulators, and other stakeholders. Below is a summary of our corporate governance practices and more detail is presented in our Corporate Governance Principles, which are available on the Exelon website at **www.exeloncorp.com** on the Governance page located under the Investors tab.

Board Accountability and Shareholder Rights

- Eligible shareholders may submit nominees for consideration by the Corporate Governance Committee or nominate Directors through Exelon's "proxy access" bylaws.

Oversight of Risk Management

- The Board regularly reviews management's systematic approach to identifying and assessing risks faced by Exelon and each business unit, taking into account emerging trends and developments and incorporating capital investment and business opportunities.
- Our Audit and Risk Committee oversees Exelon's risk management strategy, policies and practices, and risk exposures. Oversight of cybersecurity and related risks are overseen by the Board.

Shareholder Engagement

- Exelon has a long-standing practice of engaging with our shareholders on corporate governance matters throughout the year, as may be necessary or helpful, to understand the positions of our investors and to share Exelon's perspective on matters of mutual interest.
- See also the Compensation Discussion & Analysis section for a summary of the input received during 2021 related to our executive compensation program.

Continuing Education

- Continuing director education is provided during Board and Committee meetings.
- The Company also encourages and pays for Director participation in externally offered director development opportunities.

Other Governance Practices:

- Independent Directors meet regularly in executive sessions without management during Board and Committee meetings.
- Transparent political activities and contributions are provided through semi-annual reporting on **www.exeloncorp.com**.

DIRECTOR ELECTIONS
Annual

VOTE STANDARD
Majority of votes
cast in uncontested elections

AVG. DIRECTOR SUPPORT IN 2021
98%

INDEPENDENT CHAIR
Yes

COMMITTEE INDEPENDENCE
100% are
independent
directors
(Audit and Risk, Corporate Governance, Compensation)

DIRECTOR STOCK OWNERSHIP
5x annual cash
retainer within
5 years
hedging, pledging, and short sales prohibited

OUTSIDE BOARDS (NON-CEOs)
Maximum of 3
other public company boards in addition to Exelon (4 total)*

OUTSIDE BOARDS (CEOs)
Maximum of 1
other public company board in addition to Exelon (2 total)*

MANDATORY RETIREMENT AGE:
75

BOARD SELF-EVALUATIONS
Annual

COMMITTEE SELF-EVALUATIONS
Annual

DIRECTOR EVALUATIONS
Biennial
performance evaluations including input from peers and executive management

---

* Outside board limits were updated in 2021. Previously limited to a total of 5 for non-CEOs and a total of 3 for active CEOs.

Investor Engagement

Our relationship with our shareholders is an important part of our company's success and our long tradition of engaging with our investors enables valuable insights for the Board and its Committees into investor perspectives and priorities. During 2021, Exelon's engagement team, comprising members of the Office of Corporate Governance, Investor Relations, Executive Compensation, Environmental Strategy, and Compliance and Audit teams met to discuss a wide variety of issues with investors.

In 2021, Exelon contacted the holders of nearly 50% of our outstanding shares with offers to engage. Portfolio managers and governance professionals that accepted included a significant cross-section of our shareholder base, representing approximately 36% of Exelon's outstanding shares.

The feedback received from shareholders and other stakeholder groups is shared with each Board Committee and the Board, as appropriate, on a regular basis throughout the year. Our Audit and Risk, Corporate Governance, and Compensation Committees will often adopt or recommend Board approval of suggested enhancements to policies, practices, or disclosures to meet investor concerns or expectations relating to new issues or emerging trends.

We believe that our approach to engaging openly with our investors on topics such as environmental strategy, corporate governance, executive compensation, and other human capital management issues drives increased accountability, improves decision making, and ultimately creates long-term value.



ANNUAL MEETING
- Opportunity for shareholders to ask questions directly to senior management and the Board
- Vote on management and shareholder proposals

SPRING/SUMMER
- Review annual meeting results
- Review governance practices and compensation practices in light of investor feedback and governance trends
- Develop focused off-season engagement plan

PRE-ANNUAL MEETING
- Engage with shareholders on proxy disclosures and vote items including any shareholders proposals
- Discuss Board's vote recommendations

FALL/WINTER
- Engage with shareholders to solicit feedback and understand their priorities
- Evaluate potential changes to governance policies, compensation practices or other disclosures

DEMONSTRATED RESPONSIVENESS TO INVESTOR FEEDBACK IN 2021...
- In-depth, ESG Report available on our investor relations webpage (**investors.exeloncorp.com**) contains detailed information covering a range of topics frequently requested by investors. This report is supplemental to and complements the Corporate Sustainability Report.
- Began publishing Exelon's EEO-1 reports
- Began reporting in compliance with the SASB Standards
- Enhanced disclosure about Director diversity
- Updated outside board service limits

Oversight of Risk

Enterprise Risk Management

Managing business risks of all types, from operational, financial, and regulatory risks to global risks like climate change, is central to Exelon's business. Our Enterprise Risk Management team, in collaboration with our operating companies, is responsible for coordinating Exelon's risk management program. The program incorporates the Three Lines Model of governance developed by the Institute of Internal Auditors, and is designed to anticipate strategic and emerging risks, integrate risk into business planning, minimize unexpected performance variances, and support growth initiatives within Exelon's risk appetite.

The Enterprise Risk Management team works collaboratively with business teams to help them identify and assess risks, and to better understand how to manage risks and establish tolerances that allow for growth while staying within our risk appetite. It also provides an enterprise-wide view of risks and risk management practices. Regular risk assessments deepen our understanding of risks, enable effective action to mitigate risks and strengthen our risk culture. We align our key risk indicators with our risk appetite and industry-leading practices.

Successful risk management requires participation from teams across our businesses. Each operating company has a Risk Management Committee tasked with identifying and evaluating the most significant risks of the business and the actions needed to manage and mitigate those risks. The senior executives of the business unit discuss risks with the Audit and Risk Committee of the Exelon Board of Directors.

Exelon assesses and mitigates our environmental risk as part of both the risk program and the ISO 14001:2015 Environmental Management System.

Board Oversight of Risk

The Company operates in a complex market and regulatory environment. The Board has broad responsibility to provide oversight of significant risks primarily through direct engagement with management and through delegation of ongoing risk oversight responsibilities to the Committees. Any risk oversight area not allocated to a Committee remains with the Board. Each Committee reports regularly to the Board on discussions of enterprise risks for which it is responsible. Furthermore, the Board regularly discusses enterprise risks in connection with the evaluation of capital investments, other business opportunities and strategies as well as emerging trends or developments. Reports provided by senior leadership, as well as third-party experts, support oversight of the key risks delegated to each Committee and the full Board.

COMMITTEES			FULL BOARD
AUDIT AND RISK	**COMPENSATION**	**CORPORATE GOVERNANCE**	**FULL BOARD**
✔ Review internal audit risk assessment and oversee risks associated with financial reporting ✔ Oversee tax strategy and assessment of tax risks ✔ Review conflicts of interest, ethics, and compliance issues ✔ Oversight of compliance with policies governing interactions with public officials	✔ Evaluate risks related to compensation policies and practices ✔ Oversee leadership development and succession planning (other than for CEO) ✔ Oversees matters related to corporate culture and human capital	✔ Oversee succession planning for CEO ✔ Review risks related to governance and shareholder activism ✔ Sustainability and climate change strategies and efforts to protect and improve the environment ✔ Oversight of political contributions	✔ Oversight of enterprise risk and risk management strategies, policies, procedures, and mitigation efforts ✔ Cybersecurity ✔ Utility operations, strategy, and safety ✔ DEI initiatives and diverse business spending ✔ Capital allocation related to environmental and climate risks
REPORTS FROM	**REPORTS FROM**	**REPORTS FROM**	**REPORTS FROM**
• CFO • Controller • Audit Services • Independent Auditor • Tax • General Counsel • Compliance & Audit	• Chief HR Officer • CFO • Executive Compensation • Corporate Governance • Independent Compensation Consultant	• Corporate Governance • Chief Sustainability Officer • Environmental Strategy • Chief HR Officer • Independent Compensation Consultant	• CFO • Compliance & Audit • General Counsel • Chief Information Officer • Chief Security Officer • Government Affairs • Utility CEOs

Oversight of Utility Boards

Each of Exelon's six utilities are wholly or majority owned by Exelon (i.e. controlled companies). However, each utility maintains its own board of directors with independent directors to demonstrate independent and engaged oversight of utility operations. In 2020, as part of the Company's comprehensive review of oversight and compliance practices, the Corporate Governance Committee and Board adopted revisions to the utility boards' governance and structural documents to reflect strong and consistent governance practices including clearly defining utility director qualifications and core competencies, including the need to reflect the diversity of the communities served; clarifying utility boards' duties and limits of authority to align with the parameters of the controlled company structure; and implementing formal annual utility board and director evaluations.

Pursuant to the Exelon Corporate Governance Committee charter, the Committee's responsibilities for oversight of the Utility Boards include:

- Determining utility board size and consulting on the appropriate skills needed for each utility board,
- Assessing potential utility board candidates and approving utility director elections,
- Reviewing and recommending evaluation processes and criteria and annually reviewing the results of completed evaluations, and
- Annually reviewing all utility board governing documents, policies, and practices to ensure alignment with Exelon interests and best practices for controlled company governance and recommending revisions as needed.

Board Oversight of ESG

In addition to oversight of sustainability issues as discussed in the ESG Highlights section, the Board is actively engaged on a wide range of ESG issues at both the committee and full Board levels.

- The **Audit and Risk Committee** reviews SEC disclosures related to human capital management and environmental risks as well as maintaining oversight of the finance organization and independent auditor's commitments to diverse teams.
- The **Compensation Committee** is actively involved in developing policies related to talent development and DEI, monitoring and shaping corporate culture, and evaluating potential ESG metrics for the compensation programs
- The **Corporate Governance Committee** is specifically tasked with overseeing sustainability and climate change strategies and efforts to protect and improve the environment
- The full Board oversees ESG issues including but not limited to reviewing and evaluating an annual environmental risk report; evaluating business risks related to climate change; reviewing investment and divestment opportunities related to climate risks; holding ongoing discussions around diversity and corporate culture; receiving annual report on diversity initiatives and diverse suppliers; and reviewing corporate philanthropy and political contribution reports.

Board Leadership

Exelon's bylaws permit the independent members of the Board to determine the leadership structure of the Board including whether the roles of Board Chair and Chief Executive Officer should be performed by the same individual or whether the roles should be performed by separate individuals. As a matter of policy, the Board believes that separation of these functions is not required, and whether to combine the roles or not is a matter for the Board's sole discretion, taking into consideration the current and anticipated circumstances of the Company, the skills and experiences of the individual or individuals in question, and the leadership composition of the Board.

The Board reviews its leadership structure periodically and as circumstances warrant. The Board separated the roles of Board Chair and Chief Executive Officer in 2012 and continues to find that this leadership structure ensures independent oversight and promotes the Board's ability to effectively represent the best interests of all shareholders.

The Board is committed to continued independent oversight at all times, and our Corporate Governance Principles provide that the independent members of the Board shall select and elect a Lead Independent Director in the event the Board Chair and Chief Executive Officer roles are held by the same individual, or the person holding the role of Board Chair is not independent under Exelon's Independence Standards for Directors. At any time during which the position of Lead

Independent Director may be required, but is vacant due to timing considerations, the Chair of the Corporate Governance Committee shall serve as the Lead Independent Director.

Exelon's Corporate Governance Principles provide a full outline of the responsibilities for each of the Board Chair, Chief Executive Officer, and any Lead Independent Director.

Board Dynamics

Director Tenure

The Board generally believes that a mix of long- and short-tenured directors promotes an appropriate balance of views and insights and allows the Board as a whole to benefit from the historical and institutional knowledge that longer-tenured directors possess, and the fresh perspectives contributed by newer directors.

If each director nominee is elected to the Board, after the 2022 Annual Shareholders' Meeting, our directors will have served an average of 6.3 years on the Board. We believe that this mix of tenure on the Board represents a diversified "portfolio" of new perspectives and deep institutional knowledge.

Board Diversity and Refreshment

The Corporate Governance Committee regularly reviews the composition of the Board and while the Committee does not prescribe diversity standards, it considers diversity to be an important consideration when evaluating Board composition and director qualifications. The Corporate Governance Committee considers all aspects of diversity such as diversity of gender, race or ethnicity, background, skills, as well as professional and life experience.

The Corporate Governance Committee is also responsible for considering the long-term composition of the Board and believes in balancing the value of industry knowledge and experience from longer-tenured directors with the new perspectives and fresh ideas that come from adding new directors to the Board. The Committee also closely considers the pacing of expanding the Board so that new additions have sufficient overlap with longer-tenured directors to learn the business and understand the operations and culture of the Board. The Board also considers a gradual refreshment process to be appropriate so that there aren't significant disruptions to the normal course of business.

In 2021, the Board added 2 new directors, Paul Bowers and Secretary Carlos Gutierrez. With over 40 years of experience in the utilities industry and as the former CEO of Georgia Power, Mr. Bowers brings deep utilities experience as well as expertise in long-term strategy and corporate development. Secretary Gutierrez's prior roles as the U.S. Secretary of Commerce and CEO of Kellogg Company and current role as CEO of technology company, Empath bring valuable experience in technology, government service and corporate leadership as well as global and domestic economics.

Director Attendance

The Board of Directors held 9 meetings during 2021, including a strategy retreat with senior officers of Exelon and its subsidiary companies. Each incumbent Director nominee attended at least 75% of the combined Board and Committee meetings of which he or she was a member. Attendance at Board and Committee meetings during 2021 averaged 98.4% for incumbent Directors as a group. While Exelon does not have a formal policy requiring attendance at the annual shareholders meeting, all Directors except one attended the 2021 annual shareholders meeting.

Board Committees

There are currently three standing committees of the Board: Audit and Risk; Compensation; and Corporate Governance. The Board Chair and CEO generally attend all Committee meetings and all Committees meet regularly in executive session without management present. Each Committee is governed by a Board-approved charter stating its responsibilities, which is reviewed annually and updated as appropriate. The charters are available on the Exelon website at **www.exeloncorp.com** on the Board Committees page and in print to any shareholder who requests a copy from Exelon's Corporate Secretary. As stated above, assuming the reelection of all independent members of the Board, it is the intention of the independent members of the Board to appoint John Young as the next independent Chair of the Board and in connection with this, Mr. Young will depart as Compensation Committee chair. It is also the Board's intention to name Linda Jojo as the new Compensation Committee chair.

Committee Membership as of March 16, 2022	Audit and Risk	Compensation	Corporate Governance
Anderson		●	**CHAIR**
Berzin	**CHAIR**		●
Bowers	●		●
Cheshire	●	●	
Crane			
Gutierrez	●	●	
Jojo	●	●	
Joskow	●		
Shattuck			●
Young		**CHAIR**	●

During 2021, there were two additional standing committees: the Generation Oversight Committee and the Risk Committee. The Generation Oversight Committee met four times in 2021 and was dissolved in February 2022 upon the closing of the separation. The Risk Committee met five times in 2021 and was dissolved in December 2021. The Risk Committee's responsibilities were reallocated to the Audit and Risk Committee and to the full Board.

Committee Responsibilities

Audit and Risk Committee



Chair: **Berzin**

Members:



Bowers, Cheshire, Gutierrez, Jojo, and Joskow*

(*All members are independent.)

- Assists Board in the oversight and review of the quality and integrity of the Company's financial statements and internal controls over financial reporting
- Appoints, retains, and oversees the independent auditor and evaluates its qualifications, performance, independence and fees
- Oversees the Company's internal audit function
- Oversees risk management functions and strategies, including compliance with risk management program
- Oversees compliance with Exelon's Code of Business Conduct, and the process for the receipt and response to complaints regarding accounting, internal controls, ethics, or audit matters

The Board of Directors has determined that Ms. Berzin, Mr. Bowers, and Dr. Joskow are "Audit Committee Financial Experts" as defined by SEC rules. See page 43 for the Audit Committee Report.

The Audit and Risk Committee held **7** meetings in 2021.

Compensation Committee



Chair: **Young**[1]

Members:

- Assists Board in establishing performance criteria, evaluation, and compensation for CEO
- Approves executive compensation program design for executive officers, other than the CEO
- Monitors and reviews leadership and succession information for executive roles
- Retains the Committee's independent compensation consultant
- Reviews Compensation Discussion and Analysis and prepares Compensation Committee Report for this proxy statement



Anderson, Cheshire, Gutierrez, and Jojo*

(*All members are independent.)

Compensation Committee Interlocks and Insider Participation: Mr. Young previously served as an employee of Exelon and held several senior level executive positions over his tenure from 2003 until 2008 when he departed Exelon to join another company. During 2021, none of Exelon's executive officers served on the board of directors of any entities whose executive officers serve on the Compensation Committee. See page 60 for the Compensation Committee Report.

The Compensation Committee held **7** meetings in 2021.

[1]   As noted above, assuming the election of each independent director nominee, the Board's intention is to appoint John Young as the new Board Chair and if he is so appointed, it is also the intention of the Board to appoint Ms. Jojo as chair of the Compensation Committee.

Corporate Governance Committee



Chair: **Anderson**

Members:

- Identifies and recommends qualified candidates for election by the Board and shareholders and oversees Board and Committee structure and composition
- Recommends Corporate Governance Guidelines and advises on corporate governance issues including evaluation processes for the Board, Committees, each Director, the Board Chair and CEO
- Oversees Exelon's environmental strategies, including climate change and sustainability policies
- Oversees Utility board governance policies and practices, qualifications and election of Utility directors, and annual review of the Utility boards and directors.
- Reviews Exelon's director compensation program and retains an independent compensation consultant
- Authorized to retain an independent search firm to identify Director candidates



Berzin, Bowers, Shattuck, and Young*

(*All members are independent.)

The Corporate Governance Committee held **5** meetings in 2021.

Board, Committee, and Individual Director Evaluations

Our Board seeks to operate with the highest degree of effectiveness, supporting a dynamic boardroom culture of independent thought Exelon has strong evaluation processes for its Board, Board Committees, and individual Directors.

Annual Board Evaluation Process

The Board conducts an **annual assessment** of its performance and effectiveness. The process is coordinated by the Board Chair and the chair of the Corporate Governance Committee and takes into account recommendations from the Corporate Governance Committee on the process and criteria to be used for Board, Committee, and individual Director evaluations. The Corporate Governance Committee oversees and approves the annual formal board evaluation process and the evaluations are then conducted by the Board Chair or the chair of the Corporate Governance Committee.

1	**Evaluation Questionnaires**	Directors are provided a list of questions and discussion topics to review prior to one-on-one interviews.
2	**Individual Interviews**	The Board Chair or the chair of the Corporate Governance Committee conduct one-on-one interviews with each member of the Board to discuss the following topics, among others that may arise:

- Overall Board performance and areas of focus including strategic and business issues, challenges, and opportunities
- Board meeting logistics
- CEO, senior management, and Director succession planning
- Accountability to shareholder views

- Board Committee structure and composition
- Board culture and composition
- Management engagement with the Board and Committees
- Quality of materials provided to the Directors

Interviews also seek practical input on what the Board should continue doing, start doing, and stop doing.

3	**Discussion of Results**	Following the completion of such interviews, the Board Chair and chair of the Corporate Governance Committee collaborate to prepare and provide to the Board a summary of the assessment input provided.
4	**Implement Change Based on Feedback**	The Board and each of its committees develop plans to take actions based on the results, as appropriate.
	2021 Outcome	The Board's current structure, composition, and effectiveness were deemed to be very strong in light of consistently collaborative interactions.

Annual Committee Evaluation Process

All of the Board's standing Committees conduct annual assessments of their performance and take into consideration the following:

1 Evaluation Questionnaires
Committee Members complete written questionnaires focusing on the performance of each committee including:

- Whether Committee members possess the right skills and experiences or whether additional education or training is required
- The sufficiency of their charters
- Whether there are sufficient meetings covering the right topics
- Whether meeting materials and presenters are effective, among other matters

Assessments also seek practical input on what Committees should continue doing, start doing, and stop doing.

2 Discussion of Results
A summary of all Committee assessment results is provided to the Corporate Governance Committee and Board for review and discussion.

3 Implement Change Based on Feedback
The Board develops plans to take actions based on the results, as appropriate.

2021 Outcome
In light of the separation, departures of four Exelon directors to the Constellation Energy Corporation Board, and related dissolution of the Generation Oversight and Risk Committees, the Board Committee composition was revised to rotate members amongst the three standing Committees to provide for appropriate experience and expertise on all Committees.

Biennial Individual Director Evaluation Process

The process for individual Director evaluations was strengthened in 2017 to provide for individual assessments of each Director every other year. Individual Director performance assessments include peer review by all members of the Board as well as input from members of senior management on the contributions and performance of each Director.

1 Identify Review Group
Each Director is evaluated every other year and newer directors generally aren't reviewed until they've completed at least one full year on the Board.

2 Evaluation Questionnaires
Directors and members of senior managements are provided a list of questions and discussion topics to review prior to one-on-one interviews.

3 Individual Interviews
All Directors are interviewed by the Chair of the Corporate Governance Committee or by the Board Chair to provide input on each Director undergoing assessment. In addition, select members of senior management are interviewed to provide input based on their regular interactions with Directors. In 2021, all interviews were conducted by the Chair of the Corporate Governance Committee because the Board Chair was in the group undergoing assessment. Topics covered in the interviews included the following:

- Meeting preparedness
- Meaningful and constructive participation and contributions
- Demonstrated independence
- Respectful, effective, and candid communication skills
- Company and industry knowledge
- Strategic foresight
- Openness to new learnings and training

Interviews also sought practical input on what Directors should continue doing, start doing, and stop doing.

4 Discussion of Results
After discussing the process and overall results with the Corporate Governance Committee, the Committee Chair collaborates with the Board Chair to provide constructive feedback separately to individual Directors for developmental opportunities.

2021 Outcome
Individual assessment results were discussed with the Corporate Governance Committee in executive session.

Annual Utility Board and Director Evaluations

Oversight of the utility boards was strengthened in 2020 to provide for annual assessments of each utility board and utility director. Utility directors are provided a list of questions and topics to review prior to discussion with the Utilities board chair (Calvin Butler). Results of these interviews are summarized orally and presented to the Corporate Governance Committee or Board as deemed appropriate. The Committee then develops plans to take actions based on the results, as appropriate feedback is communicated to individual directors as needed.

2021 Outcome: Overall, the utility boards' current structure, composition, and effectiveness were deemed strong. The Corporate Governance Committee remains focused on utility board diversity and refreshment in light of upcoming mandatory retirements.

Director Education

The Board has an orientation and onboarding program for new Directors and provides continuing education for all Directors that is overseen by the Corporate Governance Committee.

New Director Orientation

The orientation program is tailored to the needs of each new Director depending on his or her level of experience serving on other boards and knowledge of the Company or industry. Materials provided to new Directors include information on the Company's vision and strategic direction, financial matters, principal operating businesses, corporate governance practices, Code of Business Conduct, risk management framework, and other key policies and practices. The onboarding process includes a series of one-on-one meetings with members of senior management and their staff for deep-dive briefings on business units. New Directors are also invited to tour various Company facilities, depending on their orientation needs and preferences.

Continuing Director Education and Site Visits

Continuing director education is provided during portions of Board and Committee meetings and is focused on topics necessary to enable the Board to effectively consider issues before them at that time (such as new regulatory or accounting standards). Education may take the form of presentations from senior leadership or other subject matter experts within the Company, presentations from external advisors, or "white papers" which are deep dives into timely subjects or topics.

The Audit and Risk Committee plans for at least one meeting a year in which a session is devoted to education on new accounting rules and standards and topics deemed to be helpful to having a good understanding of our accounting practices and financial statements.

Directors are also invited from time to time to tour other facilities such as Exelon's cyber operations center and utility operations control centers. During these visits, Directors are able to interact directly with employees staffing key functions. Additionally, Directors may attend educational seminars and programs sponsored by external organizations. The Company covers the cost for any Director who wishes to attend external programs and seminars on topics relevant to their service as Directors.

Governance Matters

Delinquent Section 16(a) Reports

In 2021, all transactions required to be reported pursuant to Section 16(a) were timely filed except for one. The Form 3 filed for John Tyler Anthony on December 2, 2021, was due November 29, 2021. The Form ID application for EDGAR codes was rejected and delayed multiple times due to the Thanksgiving holiday and inconsistent directions from the filing desk about how to correct the application.

Corporate Governance Principles

Our Corporate Governance Principles, together with the articles of incorporation, bylaws, Committee charters, and other policies and practices, provide the framework for the effective governance of Exelon. The Corporate Governance Principles address matters including the Board's responsibilities and role; Board structure, Director selection, evaluation, and other expectations; Board operations; Board Committees; and additional matters such as succession planning, executive stock ownership requirements, and our recoupment policy. The Corporate Governance Principles are reviewed periodically and were last amended in July 2020 to reflect evolving governance trends and to remain contemporary with the needs of the Company and its stakeholders.

Process for Communicating with the Board

Shareholders and other interested persons can communicate with any Director or the independent Directors as a group by writing to them at Exelon Corporation, Attn: Office of the Corporate Secretary, 10 South Dearborn Street, P.O. Box 805398, Chicago, IL 60680-5398. The Board has instructed the Corporate Secretary to review communications initially and transmit a summary to the Directors and to exclude from transmittal any communications that are commercial advertisements, other forms of solicitation, general shareholder service matters, or individual service or billing complaints. Under the Board policy, the Corporate Secretary will forward to the Directors any communication raising substantial issues. All communications are available to the Directors upon request.

Shareholders may also report an ethics concern with the Exelon Ethics Hotline by calling 1-800-23-ETHIC (1-800-233-8442). You may also report an ethics concern via email to **EthicsOffice@exeloncorp.com**.

Director Compensation

The Corporate Governance Committee is responsible for reviewing and making recommendations to the Board regarding its non-employee Director compensation program. The Committee is authorized to engage outside advisors and consultants in connection with its review and analysis of Director compensation. The Committee takes various factors into consideration, including responsibilities of Directors generally, Board and Committee leadership roles such as the Board Chair and Committee Chairs, as well as the form and amount of compensation paid to directors at comparable companies. In 2021, the Committee engaged Meridian Compensation Partners, LLC (Meridian) to support the annual review of non-employee Director pay.

The non-employee Director compensation program comprises cash and equity components. The Board targets total compensation to be at the median level of compensation paid to directors at the peer group of companies used to benchmark executive compensation.

Cash Fees

The table opposite sets forth the cash compensation paid in 2021 to Exelon's non-employee Directors. Directors may elect to defer any portion of cash compensation into a non-qualified multi-fund deferred compensation plan. Under the plan, each Director has an unfunded account where the dollar balance can be invested in one or more of several mutual funds, including one fund composed entirely of Exelon common stock. Fund balances (including amounts invested in the Exelon common stock fund) are settled in cash and may be distributed in a lump sum or in annual installment payments upon a Director reaching age 65, age 72, or upon departure from the Board. These funds are identical to those that are available to Company employees who participate in the Exelon Employee Savings Plan.

Additionally, Directors who serve as members of any special committee receive fees of $5,000 per quarter for as long as the Committee remains needed.

Role	Annual Cash Retainer $
Non-Employee Director	$ 125,000
Board Chair	300,000
Committee Chairs:	
Audit and Risk Committee	25,000
Risk Committee[1]	25,000
Compensation Committee	20,000
Corporate Governance Committee	20,000
Generation Oversight Committee[2]	20,000

[1] The Risk Committee was dissolved as of December 7, 2021, and the Chair's fees were prorated accordingly.

[2] The Chair and all members of the Generation Oversight Committee (GOC) received a $20,000 annual membership retainer. The GOC was dissolved as of February 1, 2022.

Equity Compensation

A significant portion of Director compensation is provided in the form of equity to align the interests of Directors with the interests of shareholders. In 2021, Exelon's non-employee Directors received deferred stock units (DSUs) valued at $155,000 that were granted quarterly in arrears. DSUs are credited to a notional account maintained on the books of the Company at the end of each calendar quarter based upon the closing price of Exelon common stock on the day the quarterly dividend is paid. DSUs earn dividend equivalents which are reinvested in the deferred stock accounts as additional stock units. The account balance of DSUs will be settled in shares of Exelon common stock and will be distributed in a lump sum or in annual installments based on each Director's election. Directors may opt to receive their DSUs upon reaching age 65, age 72, or upon their departure from the Board.

The table below sets forth the amount of DSUs held by each non-employee Director as of December 31, 2021. The balances reported include additional DSUs accumulated as dividend equivalents.

Name	Total Deferred Stock Units (#)
Anderson	35,252
Berzin[1]	70,809
Bowers	1,280
Brlas	11,700
Cheshire	5,023
de Balmann[1]	82,949
Gutierrez	531
Jojo	24,777
Joskow	53,528
Lawless[1]	87,771
Richardson	8,522
Shattuck	34,922
Young	12,526
Total All Directors	**429,590**

Impact of Separation:

In connection with the separation, in lieu of receiving Constellation shares at the distribution on February 1, 2022, Directors' deferred stock unit accounts were credited with an additional number of Exelon DSUs equivalent to the value of the Constellation distribution to ensure that the total dollar value of each Director's DSU account would remain the same pre- and post-separation.

[1] For Ms. Berzin and Messrs. de Balmann and Lawless, the balance also includes DSUs granted under the legacy Constellation Energy Group, Inc. Deferred Compensation Plan for directors that will be settled in cash on a 1 for 1 basis.

2022 Compensation

In December 2021, Meridian provided the Corporate Governance Committee with updated Director compensation benchmarking data based on Exelon's new 18-company post-separation peer group. (See discussion in CD&A for further detail.) This data confirmed that Exelon's average compensation per director and leadership fees remained aligned with the peer group median. Based upon the Committee's review, the Board made no changes to Director compensation for 2022.

Stock Ownership Requirement

Based on the Corporate Governance Committee's review in December 2021 of benchmarking information provided by Meridian, the Board approved a change to the Director share ownership requirement from a fixed number of shares (15,000) to five times the annual cash retainer. All directors are required to meet the minimum stock ownership requirement within five years after their election to the Board. Deferred stock units as well as common shares beneficially owned directly or indirectly, including shares held in trust, are counted towards meeting the stock ownership guidelines. For more information about each Director's stock ownership, please refer to the "Stock Ownership of Directors and Executive Officers" table.

Other Benefits Provided

From time to time, Exelon Directors are invited to bring spouses or guests to Exelon or industry related events. When such invitations are extended, Exelon covers the cost of spousal or guest travel, meals, lodging and related activities. The value of spousal or guest related travel is calculated according to IRS regulations and imputed to the Director as additional taxable income. Directors also receive reimbursement to cover the additional taxes owed on such imputed income. However, in most cases there is no direct incremental cost to Exelon of providing transportation and lodging for a Director's spouse or guest when he or she accompanies the Director, and the only additional costs are those for meals and activities and to reimburse the Director for the taxes on the imputed income.

Chair Compensation

As previously discussed, Mr. Shattuck informed the Board that he would retire from the Board at the end of his term and not stand for election as a director of Exelon Corporation at the 2022 annual meeting of shareholders. Following the 2022 annual meeting and assuming the election of each independent nominee, it is the intention of the independent directors to appoint John Young as the new independent Board Chair.

For 2021, Mr. Shattuck received annual compensation of $300,000 for his role as Board Chair. The amount of which was first set by the Board in 2012 in recognition of Mr. Shattuck's significant expertise and commitment of time and energy involved in serving as Exelon's Chair. This fee is in addition to the cash retainer, deferred stock units payable to all Directors, and any relevant Committee fees.

Mr. Shattuck's background and relevant experience is extensive. He was the former chair, president and chief executive officer of Constellation Energy as well as the former chair and chief executive officer of Deutsche Banc Alex. Brown, and he also held leadership roles with the Institute of Nuclear Power Operations and Edison Electric Institute. These experiences uniquely qualified him to lend strategic oversight and guidance to Exelon's Board and senior leaders. His considerable industry and financial background provided a level of insight and strategic experience that allows for an unparalleled level of leadership to our Board. This leadership has been critical as Mr. Shattuck led the Board through transformational events, including the acquisition of PHI and its three utilities, the Illinois lobbying investigation and the recent separation of Exelon's utility businesses from its generation business.

Mr. Shattuck has been deeply involved in all aspects of recruiting, vetting, onboarding, and mentoring new directors in furtherance of Exelon's current and ongoing Board refreshment efforts. Because of the need and desire to identify talented diverse candidates, Board recruiting has been a critically important and time-consuming responsibility for Mr. Shattuck. As new members joined the Board, Mr. Shattuck mentored and educated them on the complexities of Exelon's business and industry challenges.

In connection with the anticipated election of Mr. Young as the new Board Chair, the Corporate Governance Committee will review Chair compensation for 2022.

2021 Director Compensation

The following table summarizes the compensation paid for each of our non-employee Directors who served as a member of the Board and its Committees in 2021.

Name	Fees Earned or Paid in Cash ($) (Note 1)	Stock Awards ($)	All Other Compensation ($) (Note 2)	Total Compensation ($)
Anderson	191,141	155,000	3,494	349,635
Berzin	148,370	155,000	15,000	318,370
Bowers	60,571	66,549	10,215	137,335
Brlas	131,630	155,000	—	286,630
Cheshire	131,902	155,000	15,000	301,902
de Balmann	186,141	155,000	15,000	356,141
DeBenedictis	47,006	50,247	500,000	597,253
Gutierrez	23,098	28,641	—	51,739
Jojo	125,000	155,000	15,000	295,000
Joskow	125,000	155,000	—	280,000
Lawless	186,141	155,000	—	341,141
Richardson	165,000	155,000	14,409	334,409
Shattuck	466,141	155,000	15,248	636,389
Young	166,141	155,000	17,731	338,872
Total All Directors	**2,153,282**	**1,850,437**	**621,097**	**4,624,816**

[1] Annual Board and Committee retainers including any amounts voluntarily deferred into the Director Deferred Compensation Plan. Amounts reported for Ms. Cheshire and Messrs. Anderson, Bowers, de Balmann, Lawless, and Shattuck each include fees for membership on one or more special committees. Prorated retainers were paid to each of Messrs. Bowers and Gutierrez based on their date of election and to Mr. DeBenedictis based on his date of retirement.

[2] Amounts reported in this column include contributions made by Exelon in honor of Board service or by the Exelon Foundation to qualified not-for-profit organizations under Exelon's matching gift program. Exelon's matching gift program provides up to $15,000 per year in contributions to match those made by directors. For Mr. DeBenedictis, who departed from the Board in 2021, the amount shown reflects a one-time contribution made by Exelon to charitable organizations in honor of his years of service to Exelon. For Messrs. Anderson, Bowers, Richardson, and Shattuck the amount shown includes $429, $214, $289, and $248 respectively for the reimbursement of additional income tax due on the value of spouse/guest travel to the Exelon Board Strategy Retreat. For Messrs. Anderson and Young the amount shown also includes $3,065 and $17,731 respectively which represents the aggregate incremental cost incurred by Exelon for their approved personal use of corporate aircraft in conformance with COVID related safety protocols that were implemented in 2020. The value of each flight, calculated in accordance with IRS regulations, was imputed to Mr. Anderson and to Mr. Young as additional taxable compensation. No tax reimbursement was made to either of them with respect to this taxable compensation.

Audit and Risk Committee Matters

PROPOSAL

2 Ratification of PricewaterhouseCoopers LLP as Exelon's Independent Auditor for 2022

The Audit and Risk Committee and the Board of Directors have determined that the retention of PricewaterhouseCoopers LLP (PwC) as the independent auditor remains in the best interests of the Company and its shareholders based on the Audit and Risk Committee's level of satisfaction with the quality of services provided by PwC and consideration of factors described below.

PwC has served as the Company's independent auditor since the Company's formation in 2000. The Committee believes that PwC's tenure as Exelon's independent registered public accounting firm is a benefit to audit quality given PwC's experience with the Company and knowledge of the business as well as the effectiveness of their audit plans, which build on that established knowledge. Because of PwC's familiarity, the firm has developed and implemented efficient and innovative audit processes, enabling the provision of services for fees considered by the Committee to be competitive and the ability to focus on the risks that are significant to the Company and its industry.



The Board recommends a vote "FOR" the ratification of PricewaterhouseCoopers LLP as Exelon's Independent Auditor for 2022.

Evaluation of the Independent Auditor

The Audit and Risk Committee regularly considers the independence, qualifications, compensation, and performance of its independent auditor. In 2018, the Committee approved an evaluation framework developed by management to assist with the Committee's annual assessment of the independent audit firm, which includes the solicitation of feedback from members of management and the Audit and Risk Committee. Results of the full assessment were provided to the Committee for its annual review and determination of whether to retain PwC as the Company's independent auditor for 2022. Using the framework, the Audit and Risk Committee assessed the following four areas in addition to a consideration of the independent audit firm's independence.

Quality of the independent audit firm and audit process

- The number of restatements, material weaknesses and significant deficiencies to determine if any items should have been reasonably identified by the independent audit firm.
- Results of the 2020 PCAOB Inspection report issued in September 2021.
- The risk associated with the independent audit firm based on their financial stability, compliance with applicable laws and professional standards, pending litigation or judgments against the independent audit firm, and results of applicable independent audit firm inspections.

Alignment with Exelon's core values

- Whether the independent audit firm's onsite team demonstrates a commitment to diversity, equity, and inclusion (DEI) aligned with Exelon's core values.
- Annual DEI assessment of third-party finance vendors by management led to PwC's appointment to the DEI honor roll for the tenth consecutive year.

Level of service provided by the independent audit firm

- Results of annual satisfaction surveys distributed to the Committee and management with high interactions with the independent audit firm.
- Open access and engagement with PwC subject matter experts providing valuable insights on matters important to Exelon.

Good faith negotiation of fees

- Robust biennial fee negotiations process.
- Review of fees incurred for reasonableness against the annually approved fees and reported current fee estimates provided to the Committee quarterly.

Independence

In addition to the assessment areas discussed above, the Committee also engaged in an assessment of PwC's independence controls through the provision of its required communications in addition to the independence demonstrated by PwC through forthright, candid and prompt communications in general, and on related independence matters, when needed. Based on the results of its assessment, the Audit and Risk Committee found PwC to be independent from the Company and its management and appointed PwC as its independent auditor for 2022.

If shareholders fail to ratify the appointment, the Audit and Risk Committee will reconsider its selection, but no assurance can be given that the Audit and Risk Committee will change the appointment. Representatives of PwC will participate in the annual meeting to answer questions and will have the opportunity to make a statement.

Tenure

PwC has served as the Company's independent auditor since 2000. In considering the tenure of PwC as our independent auditor, the Committee carefully considers the benefits of a long tenure in light of the robust controls in place to safeguard independence.

BENEFITS OF TENURE

- **Enhanced Audit Quality.** PwC's deep familiarity with the utilities industry and Exelon's businesses and operations, accounting policies and practices, and internal controls over financial reporting is valuable to the Company and its shareholders. Their institutional knowledge and experience is balanced by the fresh perspective delivered by changes in the audit team resulting from mandatory audit partner rotation and routine turnover within the team that provides for new perspectives while still keeping the historic understanding of the Company.

- **Continuity Mitigates Disruption Risk.** Bringing on a new independent auditor, without reasonable cause, would require management to devote significant resources and time to educating a new independent auditor to reach a comparable level of familiarity with our business and control framework, potentially distracting from management's focus on financial reporting and internal controls.

- **Efficient Audit Plans.** PwC's knowledge of our business and control framework allows it to develop and implement efficient and innovative audit processes, enabling the provision of services for fees considered by the Committee to be competitive.

KEY INDEPENDENCE CONTROLS

- **Committee Oversight.** The Committee and Chair hold regular private sessions with the independent auditor; the Committee regularly discusses with the independent auditor the scope of their audit; the Committee reviews with the independent auditor any problems or difficulties they may have encountered. Additionally, on at least an annual basis PwC provides the Committee reports regarding its independence.

- **Lead Partner Rotation.** Under current legal requirements, the lead engagement partner for the independent audit firm may not serve in that role for more than five consecutive fiscal years, and the Committee ensures the regular rotation of the audit engagement team partners as required by law. Most recently, the Committee was directly involved in the consideration and selection of a new lead engagement partner and oversaw the execution of a smooth transition to the new lead engagement partner, who assumed the role in 2021.

- **Limits on non-audit services.** The Committee has exclusive authority to pre-approve non-audit services and determine whether such services are consistent with auditor independence.

- **Independence assessment.** On at least an annual basis, PwC provides the Committee reports regarding independence; conducts periodic internal reviews of its audit and other work and assesses the adequacy of partners and other staff serving the Company's account consistent with independence requirements.

Critical Audit Matters

In conformance with Public Company Accounting Oversight Board rules, the Committee reviewed and discussed with PwC three critical audit matters arising from the current period audit of Exelon's financial statements. Critical audit matters (CAMs) are defined to be any matter arising from the audit of the financial statements that was communicated or required to be communicated to the Audit and Risk Committee and that 1) relate to accounts or disclosures that are material to the financial statements and 2) involve especially challenging, subjective, or complex audit judgment. The Committee concurred with PwC's assessment and identification of the CAMs contained in its Audit Report included within Exelon's 2021 Annual Report on Form 10-K.

Fees Subject to Pre-Approval Policy

Pursuant to the Audit and Risk Committee's pre-approval policy, the Committee pre-approves all audit and non-audit services to be provided by the independent auditor taking into account the nature, scope, and projected fees of each service as well as any potential implications for auditor independence. The policy specifically sets forth services that the independent auditor is prohibited from performing by applicable law or regulation. Further, the Audit and Risk Committee may prohibit other services that in its view may compromise, or appear to compromise, the independence and objectivity of the independent auditor. Predictable and recurring audit and permitted non-audit services are considered for pre-approval by the Audit and Risk Committee on an annual basis.

For any services not covered by these initial pre-approvals, the Audit and Risk Committee has delegated authority to the Committee Chair to pre-approve any audit or permitted non-audit service with fees in amounts less than $500,000. Services with fees exceeding $500,000 require full Committee pre-approval. The Audit and Risk Committee receives quarterly reports on the actual services provided by and fees incurred with the independent auditor. No services were provided pursuant to the de minimis exception to the pre-approval requirements contained in the SEC's rules.

Independent Auditor Fees

The table presents all fees billed to us by PwC for the two most recent fiscal years.

	Year Ended December 31,	
(in thousands)	2021	2020
Audit Fees[1]	$ 24,432	$ 25,340
Audit Related Fees[2]	1,080	926
Tax Fees[3]	1,530	790
All Other Fees[4]	1,228	1,482
Total:	28,270	28,538

[1] **Audit fees** include financial statement audits and reviews under statutory or regulatory requirements and services that generally only the auditor reasonably can provide, including SEC and FERC financial statement audits and reviews, review of documents filed with the SEC, issuance of comfort letters and consents for debt issuances and other attest services required by statute or regulation.

[2] **Audit related fees** consist of assurance and related services that are traditionally performed by the principal auditor and are reasonably related to the performance of the audit or review of the financial statements, audits of stand-alone financial statements or other assurance services to comply with contractual requirements, financial accounting, or reporting and control consultations.

[3] **Tax fees** consist of tax compliance, planning and advice services, including tax return preparation, refund claims, tax payment planning, assistance with tax audits and appeals, advice related to mergers and acquisitions and transactions, or requests for rulings or technical advice from tax authorities.

[4] **All other fees** primarily reflect system implementation quality assurance services but also include fees incurred in connection with the receipt of an SEC subpoena requesting information related to the facts underlying the deferred prosecution agreement entered into by ComEd.

Report of the Audit and Risk Committee

Management has primary responsibility for preparing the Company's financial statements and establishing effective internal controls over financial reporting. PricewaterhouseCoopers LLP (PwC), the Company's independent auditor for the year ended December 31, 2021, is responsible for auditing those financial statements and expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles and on the effectiveness of the Company's internal controls over financial reporting based on criteria established in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission.

The Audit and Risk Committee has reviewed and discussed with management and PwC the Company's audited financial statements for the year ended December 31, 2021, including the critical accounting policies applied by the Company in the preparation of these financial statements and PwC's evaluation of the Company's internal control over financial reporting. The Audit and Risk Committee has also discussed with PwC the matters required to be discussed pursuant to PCAOB standards and had the opportunity to ask PwC questions relating to such matters. PwC has provided to the Audit and Risk Committee the written disclosures and PCAOB-required letter regarding its communications with the Audit and Risk Committee concerning independence, and the Audit and Risk Committee has discussed the independent audit firm's independence with PwC.

In reliance on these reviews and discussions and other information considered by the Committee in its judgment, the Audit and Risk Committee recommended to the Board, and the Board approved, that the audited financial statements be included in Exelon Corporation's Annual Report on Form 10-K for the year ended December 31, 2021, for filing with the SEC.

THE AUDIT AND RISK COMMITTEE

Ann Berzin, Chair
Paul Bowers
Marjorie Rodgers Cheshire
Carlos Gutierrez
Linda Jojo
Paul Joskow

Executive Compensation

PROPOSAL

3

Say-on-Pay: Advisory Vote on Executive Compensation

We provide shareholders with a say-on-pay vote every year at the annual meeting of shareholders. While the vote is non-binding, the Board and Compensation Committee take the results of the vote into consideration when evaluating the executive compensation program. Accordingly, you may vote to approve or not approve the following advisory resolution on the compensation of the named executive officers at the 2022 annual meeting:

RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's proxy statement for the 2022 Annual Meeting of Shareholders pursuant to the rules of the SEC, including the Compensation Discussion and Analysis, the 2021 Summary Compensation Table and the other related tables and disclosure.

 **The Board recommends a vote "FOR" the approval of the compensation paid to the Company's named executives, as disclosed in this proxy statement.**

Compensation Discussion & Analysis (CD&A)

Executive Compensation Program

Executive Overview

This CD&A discusses Exelon's 2021 compensation for our named executive officers (or NEOs) comprising our CEO, CFO, and three other of our most highly compensated executive officers serving as of the end of 2021. This year, our CD&A also includes two additional officers who would have qualified as NEOs but are no longer executive officers as of December 31, 2021. These officers are listed below.

CHRISTOPHER CRANE	JOSEPH NIGRO	CALVIN G. BUTLER JR.	BRYAN HANSON	JAMES McHUGH	KENNETH CORNEW	WILLIAM VON HOENE, JR.
President and Chief Executive Officer, Exelon	Senior Executive Vice President and Chief Financial Officer, Exelon	Senior Executive Vice President and Chief Operating Officer, Exelon	Former Executive Vice President and Chief Generation Officer, Exelon Generation (ExGen)	Former Executive Vice President and CEO, Constellation	Former Senior Executive Vice President & Chief Commercial Officer; President & CEO, ExGen	Former Senior Executive Vice President and Chief Strategy Officer

Each of the above NEOs serve as executive officers of the Company as of the date of this Proxy Statement except Messrs. Cornew and Von Hoene who each departed the company on March 31, 2021, as a result of the elimination of their roles in connection with organizational restructurings and ongoing succession management, and Messrs. Hanson and McHugh who each departed Exelon on February 1, 2022, in connection with the separation of Constellation Energy Corporation (Constellation) from Exelon.

Impact of Separation

This CD&A discusses Exelon's executive compensation program for the calendar year ending December 31, 2021. The separation of Constellation from Exelon was effective February 1, 2022. In connection with the separation, certain executives, including Messrs. Hanson and McHugh have departed Exelon and going forward, our executive compensation program will be adjusted to reflect Exelon's business post-separation.

Our 2022 post-separation executive compensation program will continue to promote pay-for-performance by linking business performance, shareholder returns, and payouts and support the execution of Exelon's business strategy for the utilities business over multi-year periods to drive the success of our long-term strategy. For a preview of the changes to our executive compensation program in 2022, please see discussion starting on page 61.

2021 Company Performance Highlights

Despite the continued impact of COVID-19 pandemic on our customers, employees, and communities, we achieved sector-leading total shareholder return, and strong financial and operational performance in 2021.

- Delivered adjusted operating earnings* of $2.82 exceeding the mid-point of our original guidance range of $2.60-$3.00
- 2021 TSR of 41.41%, outperformed the utility peers (UTY) by 23.17% and the S&P 500 by 12.71%

- Each utility scored in the top quartile for outage frequency (SAIFI) and outage duration (CAIDI) performance
- BGE, ComEd and PECO also achieved top decile performance in customer satisfaction
- Nuclear operational performance was outstanding with a capacity factor of 94.7%

*   See *Appendix A* for definitions of non-GAAP measures.

Alignment between Business Strategy & Compensation

Exelon's Value Proposition, as articulated below in five strategic business objectives, reflect our continued focus on key strategic initiatives that are expected to drive strong operational and financial performance. The table below demonstrates the strong link between Exelon's Value Proposition and the compensation components or metrics that are used in our executive compensation program.

	2021 Strategic Business Objective	Compensation Component or Metric	2021 Performance Highlights
1	Utility EPS rising 6-8% and rate base growth of 7.3% annually through 2023	**ADJUSTED (NON-GAAP) OPERATING EPS*** AIP Metric **UTILITY NET INCOME** LTIP Metric	• Adjusted (non-GAAP) operating EPS* of $2.94, inclusive of realized gains attributed to equity investments, exceeded the mid-point of the original 2021 guidance with utilities contributing $2.08.
2	Support utility growth, debt reduction and the dividend	**EXELON FFO/DEBT*** LTIP Metric	• Achieved $600 million of savings across the organization in 2021 to help offset the one-time February weather event in Texas.
3	Invest in utilities where we can earn an appropriate return	**UTILITY EARNED ROE*** LTIP Metric	• Together with previously announced cost reduction programs, Exelon has demonstrated effective cost management, having achieved total sustainable savings of over $1 billion since 2015. Exelon also saved an incremental $1 billion over 2020 and 2021 to help mitigate the impacts from one-time events associated with COVID-19 and the February weather event, respectively. • Invested approximately $6.6 billion at our electric and gas companies to replace aging infrastructure and enhance reliability and resiliency for the benefit of customers.
4	Superior operational performance to support achievement of financial objectives	**OPERATIONAL METRICS** Outage duration (CAIDI), outage frequency (SAIFI), nuclear fleetwide capacity factor and dispatch match are performance measures for AIP	• All Utilities achieved top-quartile SAIFI and CAIDI, with BGE, ComEd, and PECO also achieving top decile performance in customer service. • Nuclear delivered a capacity factor of 94.7%.
5	Create sustainable value for shareholders by executing business strategy	**RELATIVE TSR** Modifier for Performance Share award for LTIP	• Outperformed the UTY by 23.17% for 2021 with Exelon's TSR at 41.41%.

* See *Appendix A* for definitions of non-GAAP measures.

Shareholder Engagement

The Compensation Committee regularly reviews executive compensation, taking into consideration input received through Exelon's regular and ongoing engagement with investors. Feedback is solicited over the course of the year through our ongoing shareholder engagement program and in connection with the annual meeting of shareholders.

As discussed on page 28, during 2021, Exelon engaged with a significant cross-section of our shareholder base, representing approximately 36% of Exelon's outstanding shares. Feedback from all discussions was shared with the appropriate Board Committee and/or the full Board.

3-Year Average Say-on-Pay Support
92%

Topics Discussed and Shareholder Feedback

Shareholders in general expressed approval of the ongoing executive compensation program. One suggestion received from our discussions was to consider the addition of a human capital management or diversity metric. In response, senior leadership and the Compensation Committee are currently exploring the feasibility of including an ESG-related performance metric to be linked to the AIP for executive officers in the 2023 annual incentive program. No other changes were requested. Investors remain supportive overall of Exelon's executive compensation program and design as demonstrated by our 2021 say-on-pay vote result of 93.3%.

Compensation Philosophy and Objectives

The goal of our executive compensation program is to motivate executives to achieve long-term success and shareholder value and to encourage the retention of key talent. The Committee sets challenging performance metrics that are tied to the Company's financial and operational goals. Financial targets are based on our internal business plans and external market factors. The following objectives and principles guide the design of our compensation program:

Objective	Practices that Support this Philosophy
Accountability and Long-Term Performance	• Our compensation program promotes pay-for-performance by linking business performance, shareholder returns, and payouts and supports the execution of Exelon's business strategy over multi-year periods to drive the success of our long-term strategy. • We set target performance levels that are challenging but reasonably achievable and are aligned to the goals we communicate to investors. • Incentive compensation is tied to business unit results for business unit executives; compensation for NEOs is based on overall company performance.
Investor Alignment	• We engage directly with shareholders and take responsive action based on feedback. • Our stock ownership requirements align the long-term interests of our executives with our shareholders. • The Compensation Committee may exercise discretion when necessary to align actual payouts with business performance and shareholder returns.
Balance	• Our design balances short-and long-term objectives as well as financial and operational goals to motivate measured, but sustainable and appropriate, risk-taking. • Cash payments reward achievement of short-term goals while equity awards encourage our named executives to deliver sustained strong results over multi-year performance periods.
Competitive	• We provide competitive compensation that attracts and retains talented executives with a strong track record of success, assuring a high performing and stable leadership team. • Our compensation program factors in the size and complexity of Exelon's business, peer group market data, internal equity comparisons, experience, succession planning, performance, and retention.

CEO Pay for Performance Alignment

The Compensation Committee and Board approved the following compensation for the CEO. Consistent with prior years, 77% of the CEO's total target direct compensation for 2021 was in the form of long-term incentives, which is nearly 4 percentage points more than the average in our benchmarking peer group consisting of general industry and energy services companies.



9.1%
Base Salary

90.9%
Pay at Risk

14.1%
AIP

76.8%
LTIP

2021 Base Salary
Base salary was increased 1.0% from $1,293,000 to $1,305,930.

2021 AIP Award Payout and Target Adjustment
AIP target was increased from 145% to 155% of salary to align more closely to the external market; payout for 2021 performance results was above target at **107.16%.**

2019-2021 Performance Share Payout
Three-year performance, inclusive of the TSR modifier was below target at **70.61%.**

Over the last three years, CEO pay as reflected in the Summary Compensation Table increased at an annualized rate of less than 1.0% from $15.4 million to $15.8 million, while Exelon's TSR increased at an annualized rate of 9.3%.

2021 Compensation Program Structure

In keeping with Exelon's executive compensation philosophy and objectives, the Compensation Committee designed Exelon's 2021 compensation program to be composed of fixed and variable elements summarized below.

Pay Element	Form	Performance	Purpose
Salary	Cash	Merit Based	• Fixed income at competitive, market-based levels attracts and retains top talent
Annual Incentive Plan (AIP)	Cash	**70%** Financial Goals • Adjusted (non-GAAP) operating EPS* **30%** Operational Goals: • CAIDI (outage duration) • SAIFI (outage frequency) • Nuclear Fleetwide Capacity Factor • Dispatch Match	• Motivates executives to achieve key annual financial and operational objectives using adjusted (non-GAAP) operating EPS* and operational goals that reflect our commitment to remain a leading energy provider
Long-Term Incentive Plan (LTIP)	**67%** Performance Shares	Based on cumulative performance over 3-year cycle; subject to a TSR Modifier 2021 – 2023 Scorecard: • **33.3%** - Utility Earned ROE* • **33.3%** - Utility Net Income • **33.4%** - Exelon FFO/Debt*	• Drives executive focus on long-term goals supporting utility growth, financial results, and capital stewardship • Rewards relative achievement of financial goals and Exelon's TSR compared to TSR of utility peers (UTY) over three-year period (TSR Modifier)
	33% Restricted Stock Units	Vest one-third per year over three years	• Balances LTI portfolio providing executive with market competitive time-based award

*   See *Appendix A* for definitions of non-GAAP measures.

Base Salary

When evaluating whether to make salary adjustments to base salary, the Compensation Committee considers a number of factors including the outcome of the annual merit review, results of the annual market assessment of NEO and CEO compensation provided by the Committee's independent compensation consultant, the need to retain an experienced team, job promotion, individual performance, scope of responsibility, leadership skills and values, current compensation, internal equity, and legacy matters.

NEOs. The Compensation Committee sets base salaries for each NEO, which may be adjusted following an annual review. Base salary adjustments are effective as of March 1 each year. In January 2021 as part of its annual review, the Compensation Committee approved a 1.0% increase in base salary for all NEOs except for Messrs. Butler and Hanson, who received market adjustments of 10.7%, and 3.6%, respectively. Additionally, on October 29, 2021, Mr. Butler was promoted to Senior Executive Vice President and Chief Operating Officer with a base salary adjustment from $775,000 to $900,000. The base salaries shown for Messrs. Cornew and Von Hoene are annualized and their overall base salary for 2021 was prorated.

CEO. For the CEO's compensation, the Compensation Committee makes recommendations which are reviewed and approved by the independent directors of the Board. In January 2021, the Compensation Committee recommended a 1.0% increase to Mr. Crane's base salary based on the annual market assessment conducted by the independent compensation consultant, Meridian Partners.

NEO	Base Salary as of March 1, 2020	Base Salary as of March 1, 2021
Crane	$1,293,000	1,305,930
Nigro	814,234	822,376
Butler Jr.	700,000	775,000
Hanson	700,000	725,000
McHugh	657,000	663,570
Cornew	951,541	951,541
Von Hoene, Jr.	954,771	964,319

Annual Incentive Program (AIP)

AIP Overview

The AIP is an annual cash incentive program that provides the opportunity to receive an annual cash award based on the achievement of predetermined financial and operational goals. The metrics used for the 2021 AIP program included:

	Metric	Purpose
Financial Goals (70%)	**Adjusted (non-GAAP) Operating EPS* (70%):** The Company's net income from ongoing business activities divided by average shares outstanding during the year and adjusted to exclude certain costs, expenses, gains and losses, and other specified items.	Supports commitment to provide solid returns to our shareholders and to support and grow our dividend.
Operational Goals (30%)	**Outage Duration (CAIDI) (7.5%):** Measure of the total number of customer interruption minutes divided by the total number of customers served.	Providing reliable power and quickly responding to interruptions is essential to operations and customer satisfaction.
	Outage Frequency (SAIFI) (7.5%): Measure of the total number of customer interruptions divided by the total number of customers served.	Dependable infrastructure and reliable power are essential to operations and customer satisfaction.
	Nuclear Fleetwide Capacity Factor (7.5%): The weighted average of the capacity factor of all Exelon nuclear units, calculated as the sum of net generation in megawatt hours divided by the sum of the hourly annual mean net megawatt rating, multiplied by the number of hours in a period.	Efficient operation of our nuclear fleet maximizes cost-efficiency and delivery of clean, reliable energy.
	Dispatch Match (7.5%): Measures the responsiveness of a fossil generating unit to the market.	Providing sufficient power during peak times ensures we satisfy the needs of our customers.

* See *Appendix A* for definitions of non-GAAP measures.

AIP Goal Setting Process

Exelon's goal-setting process employs a multi-layered approach and analysis that incorporates a blend of objective and subjective business considerations and other analytical methods to ensure that the goals are sufficiently rigorous. Such considerations include:

RECENT HISTORY Goals generally reflect a logical progression of results from the recent past	**SHAREHOLDER EXPECTATIONS** Goals are aligned with externally communicated financial guidance and shareholder expectations	**STRATEGIC OBJECTIVES** Near- and intermediate-term goals follow a trend line consistent with long-term aspirations
RELATIVE PERFORMANCE Performance is evaluated against a relevant group of the Company's peers		**SUSTAINABLE SHARING** Earned awards reflect a balance of shared benefits for shareholders and participants

The Compensation Committee annually reviews AIP components, targets, and payouts to ensure that they are challenging, contain appropriate stretch, and are designed to mitigate excessive risk taking. The Committee considers short- and long-term financial and operational results relative to our internal goals. Goals for the AIP, including adjusted (non-GAAP) operating EPS*, are set in January/early February around the same time that Exelon provides full-year guidance for EPS and other key financial metrics. Each financial and operational goal includes "threshold," "target," and "distinguished" performance levels.

AIP Goal Rigor

Financial Goals (70%)

Building on past goal rigor, the Compensation Committee set an adjusted (non-GAAP) operating EPS* AIP target for 2021 at $2.87, with a "distinguished" goal set significantly above the upper end of Exelon's full-year EPS guidance. Traditionally Exelon uses a linear performance scale from target to distinguished, however for 2021, the Committee established additional points in the scale at 120% and 150%. The goal at 120% was established at $3.08, reflecting Exelon's 2020 adjusted (non-GAAP) operating EPS* that excluded unrealized equity investment gains of $0.14 for AIP purposes. The goal at 150% was set at $3.22 to reflect Exelon's reported adjusted (non-GAAP) operating EPS* for 2020.

For 2021, the Compensation Committee determined, in consultation with the independent compensation consultants, that unrealized gains and losses from equity investments should be excluded from the calculation of AIP performance and realized gains and losses from equity investments should be included in the calculation of AIP results for Exelon's NEOs. The gains realized in 2021 resulted in a net benefit of $0.12 as Exelon reported adjusted (non-GAAP) operating EPS* of $2.82, but NEOs were compensated based on adjusted (non-GAAP) operating EPS of $2.94.

The 2021 target was set below 2019 and 2020 actuals in line with our guidance range. Our guidance for 2021 was lower than prior year results as a result of the impacts of the severe weather event in Texas in early 2021, lower realized energy prices, and lower capacity revenues, partially offset by opportunities and growth at the utilities.

Year	Guidance Range[1]	Threshold (50%)	Target (100%)	120%	150%	Distinguished (200%)	ACTUAL[2]
2021	$2.60 - $3.00	$2.58	$2.87	$3.08	$3.22	$3.44	$2.94
2020	$3.00 - $3.30	$2.97	$3.19 - $3.22	n/a	n/a	$3.57	$3.08
2019	$3.00 - $3.30	$2.94	$3.18	n/a	n/a	$3.55	$3.22

[1] Reflects initial full-year guidance provided during January/February of each year.

[2] For purposes of the 2020 AIP, the Compensation Committee approved performance based on adjusted operating EPS* of $3.08, reduced from Exelon's adjusted operating EPS* of $3.22 to reflect the exclusion of $0.14 of unrealized gains attributed to equity investments provided for in the AIP design.

Operational Goals (30%)

Operational "target" metrics for 2021 were set at challenging levels that corresponded to top quartile performance compared to industry standards and "distinguished" targets were set at "best-ever" levels that outperform the historical achievement of Company metrics for three of the four operational metrics. Results from 2019, 2020, and 2021 are shown below. Each table shows the threshold, target, and distinguished goals as well as actual performance relative to those goals.

	Year	Threshold (50%)	Target (100%)	Distinguished (200%)	ACTUAL
OUTAGE DURATION (CAIDI)	2021	90	84	79	81
	2020	92	85	80	80
	2019	93	85	80	87
OUTAGE FREQUENCY (SAIFI)	2021	0.80	0.69	0.54	0.60
	2020	0.82	0.69	0.56	0.59
	2019	0.83	0.69	0.56	0.67
NUCLEAR FLEETWIDE CAPACITY FACTOR	2021	92.556%	94.556%	95.847%	94.726%
	2020	91.954%	93.954%	95.847%	94.381%
	2019	92.543%	94.543%	95.847%	94.988%
DISPATCH MATCH	2021	94.8%	97.5%	99.4%	72.4%
	2020	94.8%	97.4%	99.4%	98.4%
	2019	94.8%	97.4%	99.4%	97.9%

*   See *Appendix A* for definitions of non-GAAP measures.

2021 AIP Performance and Payout Determinations

The following table details the 2021 threshold, target, and distinguished or maximum performance goals, and the results achieved. The Performance Multiplier for 2021 AIP awards was calculated to be **107.16%** of target, based on the following:

AIP Metrics:	Performance Scale					Actual Performance	Performance as % of Target	Weighted Performance
	Threshold (50%)	Target (100%)	120%	150%	Distinguished (200%)			
Adjusted Operating EPS*	$2.58	$2.87	$3.08	$3.22	$3.44	**$2.94**	106.67%	74.67%
CAIDI	90	84	n/a	n/a	79	**81**	160.00%	12.00%
SAIFI	0.80	0.69	n/a	n/a	0.54	**0.60**	160.00%	12.00%
Fleetwide Capacity Factor	92.556%	94.556%	n/a	n/a	95.847%	**94.726%**	113.17%	8.49%
Dispatch Match	94.8%	97.5%	n/a	n/a	99.4%	**72.4%**	0.00%	0.00%
							Payout:	**107.16%**

The formula for determining individual AIP payouts is as follows:

BASE SALARY	×	AIP TARGET	×	PERFORMANCE MULTIPLIER	=	AIP AWARD
				(percentage of target level; payout ranges from 0% to 200%)		(ranges from 0% to 200%)

The following table shows actual AIP payout amounts awarded to Exelon's NEOs. The AIP target shown for Mr. Butler is a blended target based on the percentage at his former AIP target of 95% and his new AIP target of 100%, in connection with his October 29, 2021 promotion to Exelon's Chief Operating Officer. Additionally, the AIP payout was prorated for Messrs. Cornew and Von Hoene based on their separation from the company on March 31, 2021.

NEO	AIP Target (as % of Base Salary)	Dollar Value of AIP Target ($)	Performance Multiplier	Actual Award ($)
Crane	155%	2,024,192	107.16%	2,169,124
Nigro	100%	822,376	107.16%	881,259
Butler Jr.	95.88%	764,962	107.16%	819,734
Hanson	85%	616,250	107.16%	660,374
McHugh[1]	80%	530,856	79.55%	422,298
Cornew	100%	951,541	107.16%	251,425
Von Hoene, Jr.	100%	964,319	107.16%	254,802

[1] Mr. McHugh's performance multiplier is a blended percentage based on the Constellation Senior Commercial AIP scorecard that was applicable to him prior to October 28, 2021 at which point he became subject to the AIP scorecard presented in this CD&A. Under his prior scorecard, Mr. McHugh's AIP was based on 50% Exelon adjusted non-GAAP earnings*, 25% Constellation adjusted non-GAAP earnings, and 25% Constellation Commercial Adjusted gross margin. The weighted performance multiplier for these metrics was 73.6%.

Long-Term Incentive Program (LTIP)

LTIP Overview & Goal Setting Process

The Compensation Committee grants long-term equity incentive awards annually at its first meeting each year in January or February. When the total target equity incentive award is determined, the value is split between RSUs (33%) and performance shares (67%).

Restricted Stock Units (RSUs)

RSUs vest ratably over three years. RSUs receive dividend equivalents that are reinvested as additional RSUs and remain subject to the same vesting conditions as the underlying RSUs. RSUs are not subject to performance metrics.

Performance Shares

Performance shares are earned based on performance achieved for the three-year period ending on December 31, 2023. The performance metrics underlying the 2021–2023 performance share awards are listed below. These are the same performance metrics underlying the performance shares granted since 2017.

Metrics:	Utility Earned ROE* (33.3%)	Utility Net Income (33.3%)	Exelon FFO/Debt* (33.4%)
Definition:	Average utility ROE weighted by year-end rate base.	Aggregate utility adjusted (non-GAAP) operating earnings*, including Exelon hold-co net operating income (loss).	Funds from operations to total debt ratio.
Purpose:	Measure of value created by utility businesses. Aligned with our strategy to invest in our utilities where we can earn an appropriate return.	Measures financial performance of the utilities. Aligned with our strategy to grow our regulated utility business.	Key ratio for determining our credit rating and thereby our access to capital. Aligned with our strategy to generate free cash and reduce debt.

* See *Appendix A* for definitions of non-GAAP measures.

Setting & Disclosing Targets

Performance share targets are based on external commitments and/or probabilistic modeling. The performance scale range for the Utility ROE and Utility Net Income metrics was based on the following probability levels of achievement: 95% for threshold and 5% for distinguished with the target aligned with projected performance and external commitments. The target for the Exelon FFO/Debt metric is aligned with the expectations of credit rating agencies.

We do not disclose actual three-year targets used in our performance share performance cycles until each cycle is completed. We feel it is important to safeguard the confidentiality of our long-term outlook on projected performance, especially in light of changes in our industry, with our peer companies, and the overall utility market. This policy supports the propriety of our long-standing disclosure practices to only issue annual performance guidance as part of our financial disclosure policies.

Performance Share Awards Subject to TSR Modifier and Cap

Performance share awards are subject to a TSR modifier that compares Exelon's performance relative to the performance of the UTY index on a point-by-point basis for the full 3-year performance cycle.

The Compensation Committee used the following process to determine payout for the 2019-2021 performance share awards:

1	**Set Targets**	Performance metrics and targets (threshold (50%), target (100%), and distinguished (150%) goals) are set in January/February of each performance cycle.
2	**Calculate Performance Multiplier**	Based on performance achieved over the three-year cycle; factors in the weighting of each metric as well as actual performance relative to target.
3	**Determine TSR Modifier**	Determined by subtracting the TSR of the PHLX Utility Sector Index (UTY) over the three-year performance period from Exelon's TSR for the same three-year period.
4	**Calculate & Apply Final Multiplier**	**Performance Multiplier x (100% + TSR Modifier) = Final Multiplier** Apply the Final Multiplier to the target to determine the number of shares issued based on Exelon's closing stock price on January 28, 2021.
5	**Apply TSR Cap** *(if applicable)*	If the Final Multiplier is greater than 100% but Exelon's absolute TSR for the 12-month period is negative, performance share payout will be capped at 100%.[1]

[1] For the 2019-2021 performance cycle, the look back was the 12 months of the three-year cycle. Beginning with the 2020-2022 performance cycle, the TSR cap will apply if TSR is negative for the prior 36-month period. Starting with awards made in 2021, the TSR cap was eliminated after a review by the independent compensation consultant to align with market practice.

2019 – 2021 Performance and Performance Share Payout Determinations

The following table details the 2019 – 2021 threshold, target, and distinguished performance goals, and the results achieved. The Performance Multiplier for 2019 – 2021 Performance shares awards was calculated to be **80.53%** of target (prior to application of the TSR modifier described below), based on the following:

Performance Share Metrics:	Performance Scale					Actual Performance	Performance as % of Target	Weighted Performance
	Threshold (50%)	75%	Target (100%)	125%	Distinguished (150%)			
Utility Earned ROE* **33.3%**	8.4%	8.9%	9.3%	9.6%	10.0%	**9.2%**	94.44%	31.45%
Utility Net Income (in millions) **33.3%**	$1,819	$1,959	$2,053	$2,117	$2,213	**$2,040**	97.22%	32.38%
Exelon FFO/Debt* **33.4%**	≥16.0% <17.0%	≥17.0% <18.0%	≥18.0% <22.0%	≥22.0% <24.0%	≥24.0%	**16.5%**	50.00%	16.70%
						2019 – 2021 Performance Multiplier:		**80.53%**

* See *Appendix A* for definitions of non-GAAP measures.

PAYOUT DETERMINATIONS:

The Compensation Committee approved a payout of 70.61%, based on 2019 - 2021 performance and the application of a negative TSR modifier:

2019-2021 Exelon TSR	41.73%
2019-2021 UTY TSR	– 54.04%
TSR Modifier:	**-12.31%**

Performance Multiplier	×	(100%	+	TSR Modifier)	=	Overall Award Payout	TSR Cap
80.53%	**×**	**(100%**	**+**	**-12.31%)**	**=**	**70.61%**	Not Applicable – Performance below target

The following table shows how the payout formula was calculated and actual Performance shares amounts awarded for 2019-2021:

NEO	Target Performance Shares		Performance Factor		Actual Award (Performance shares)	Actual Award Value ($)
Crane	155,683	x	70.61%	=	109,928	6,302,172
Nigro	33,808	x	70.61%	=	23,872	1,368,582
Butler Jr.	11,686	x	70.61%	=	8,251	473,030
Hanson	20,522	x	70.61%	=	14,491	830,769
McHugh	23,707	x	70.61%	=	16,740	959,704
Cornew	41,310	x	70.61%	=	29,169	1,672,259
Von Hoene, Jr.	41,338	x	70.61%	=	29,189	1,673,405

Performance Awards Settled in Common Stock and/or Cash. Pursuant to the terms of the long-term incentive program, performance share award payouts are settled in the form of 50% shares of Exelon common stock and 50% in cash unless participants have achieved 200% or more of their stock ownership guidelines in which case performance share award payouts are settled 100% in cash. All NEOs except Mr. Hanson have achieved 200% of their stock ownership targets. In light of the record date set for the separation of January 20, 2022, the Compensation Committee approved the cash settlement of all 2019-2021 performance share awards so as to preserve the value of the vesting awards and provide equitable treatment to participants.

Performance Share Goal Rigor

The performance scale range for the Utility ROE and Utility Net Income metrics are based on the following probability levels of achievement: 95% for threshold and 5% for distinguished with the target aligned with projected performance and external commitments. The target for the Exelon FFO/Debt metric is aligned with the expectations of credit rating agencies.

To ensure adequate rigor for the financial targets applicable to the 2021-2023 performance share performance cycle, we conducted statistical simulations to understand the level of difficulty for our payout range. This included a sensitivity analysis of reasonable value ranges for several internal and external variables known to be significant drivers of performance, and an examination of historical levels of deviation of Company performance compared to plan as shown below for the two prior performance cycles.

	Performance Cycle:	Threshold 50%	75%	Target 100%	125%	Distinguished 150%	Actual
Utility ROE*	2019-2021	8.4%	n/a	9.3%	n/a	10.0%	9.2%
	2018-2020	8.0%	n/a	9.3%	n/a	10.7%	8.7%
	2017-2019	8.3%	n/a	9.5%	n/a	10.9%	10.0%
Utility Net Income (in millions)	2019-2021	$1,819	n/a	$2,053	n/a	$2,213	$2,040
	2018-2020	$1,587	n/a	$1,880	n/a	$2,185	$1,740
	2017-2019	$1,459	n/a	$1,707	n/a	$1,979	$1,851
Exelon FFO/Debt*	2019-2021	≥16.0% <17.0%	≥17.0% <18.0%	≥18.0% <22.0%	≥22.0% <24.0%	≥24.0%	16.5%
	2018-2020	≥16.0% <17.0%	≥17.0% <18.0%	≥18.0% <22.0%	≥22.0% <24.0%	≥24.0%	17.8%
	2017-2019	≥16.0% <17.0%	≥17.0% <18.0%	≥18.0% <22.0%	≥22.0% <24.0%	≥24.0%	19.6%

*   See *Appendix A* for definitions of non-GAAP measures.

2021 Target Compensation for Named Executive Officers

The table below lists the target value of the compensation elements for each NEO as of December 31, 2021.

(As Messrs. Cornew and Von Hoene departed the Company as of March 31, 2021, they are not included in the below table. See the Summary Compensation Table for more details.)

	Cash Compensation			Long-Term Incentives			
Name	Base ($)	AIP Target (%)	Target Total Cash ($)	RSUs (33%) ($)	Performance Shares (67%) ($)	Target Total LTIP ($)	Target Total Direct Compensation ($)
Crane	1,305,930	155	3,330,122	3,630,000	7,370,000	11,000,000	14,330,122
Nigro	822,376	100	1,644,752	990,000	2,010,000	3,000,000	4,644,752
Butler Jr.	900,000	100	1,800,000	1,056,000	2,144,000	3,200,000	5,000,000
Hanson	725,000	85	1,341,250	726,000	1,474,000	2,200,000	3,541,250
McHugh	663,570	80	1,194,426	552,750	1,122,250	1,675,000	2,869,426

Compensation Governance and Oversight

Strong Compensation Practices

What We DO:

- ✔ Pay for performance
- ✔ Significant stock ownership requirements for Directors and Executive Officers
- ✔ Cap incentive awards and conduct an annual risk assessment of the compensation programs
- ✔ Double-trigger for change-in-control benefits
- ✔ Independent compensation consultant advises the Compensation Committee
- ✔ Limited perquisites based on sound business rationale
- ✔ Clawback provision for incentive compensation awards
- ✔ Annual review of pay equity by an independent third party
- ✔ Engage in year-round shareholder outreach
- ✔ Prohibit hedging, short sales, derivative transactions or pledging of Company stock
- ✔ Require Executive Officers to trade through 10b5-1 trading plans
- ✔ Annually assess our programs against peer companies and best practices
- ✔ Set appropriate levels of "stretch" in incentive targets

What We DON'T Do:

- ✖ No guaranteed minimum payout of AIP or LTIP programs
- ✖ No employment agreements
- ✖ No excise tax gross-ups for change-in-control agreements
- ✖ No dividend-equivalents on performance shares
- ✖ The value of LTIP awards is not included in pension or severance calculations
- ✖ No additional credited service under supplemental pension plans since 2004
- ✖ No option repricing or buyouts

Independent Compensation Consultant

The Compensation Committee retains the services of Meridian Compensation Partners, LLC (Meridian), an independent compensation consultant to support its duties and responsibilities.

Meridian reports directly to the Compensation Committee. A representative of Meridian attends meetings of the Compensation Committee, as requested, and communicates with the Chair of the Compensation Committee Chair between meetings. Meridian also reports to the Corporate Governance Committee at least annually on matters related to director compensation.

Meridian provides advice and counsel on executive and director compensation matters and provides information and advice regarding market trends, competitive compensation programs, and strategies including:

- Annual market data for each senior executive position, including evaluating Exelon's compensation strategy and reviewing and confirming the peer group used to prepare the market data
- An independent assessment of management recommendations for changes to the compensation structure
- Assisting management to ensure the Company's executive compensation programs are designed and administered consistent with the Compensation Committee's requirements
- Ad hoc support on executive compensation matters and related governance trends

Annual Independence Evaluation

The Compensation Committee annually reviews the compensation, performance, and independence of Meridian and approves the firm's fees and other retention terms. The Compensation Committee has assessed the independence of Meridian and concluded that they are independent and that no conflict of interest exists that would prevent Meridian from serving as an independent consultant to the Compensation Committee.

Compensation Decisions

Setting Target Compensation for Executive Officers	Setting Target Compensation for the Chief Executive Officer
• The Compensation Committee is responsible for overseeing the development and administration of the executive compensation program for executive officers (other than the CEO) based on several factors including input from the CEO and the independent compensation consultant.	• The CEO's compensation is approved by the independent members of the Board, based on the recommendations of the Compensation Committee.
• The Compensation Committee sets each executive officer's compensation based on its analysis of peer group compensation and performance data with its independent compensation consultant.	• The Compensation Committee develops the CEO compensation for approval by the Board, based on its analysis of peer group compensation and performance data with its independent compensation consultant.
• Total direct compensation can vary by named executive officer based on competencies and skills, scope of responsibilities, the executive's experience and performance, retention, succession planning and the organizational structure of the businesses.	• Every year, the Compensation Committee reviews each element of the CEO's compensation including base salary, annual and long-term incentive target opportunities.
• Every year, the Compensation Committee reviews each element of the executive officers' compensation including base salary, annual and long-term incentive target opportunities.	

Peer Group Used for Benchmarking 2021 Executive Compensation

We use a blended peer group for assessing our executive compensation program that consists of two subgroups: energy services peers and general industry peers (except for the position of CEO of Exelon Utilities which only uses energy services companies).

For 2021, we used a blended peer group because (1) there are not enough energy services peers with size, scale, and complexity comparable to Exelon to create a robust energy services-only peer group, and (2) Exelon's market for attracting talent includes general industry peers, with key executives hired from several Fortune 100 companies. When selecting general industry peers, we focused on capital asset-intensive companies with size, scale and complexity similar to Exelon, and we also considered the extent to which they may be subject to the effects of volatile commodity prices similar to Exelon's sensitivity to commodity price volatility. *See below for information about our peer group after the separation.*

Exelon evaluates its peer group on an annual basis and adjusts for changes with our energy and general industry peers when needed.

Relative Revenue
Exelon's revenues are in the **66th percentile** relative to the peer group. (Based on the four fiscal quarters prior to and publicly available as of December 31, 2021).

Relative Market Capitalization
Exelon's market capitalization is in the **54th percentile** relative to the peer group. (Based on the four fiscal quarters prior to and publicly available as of December 31, 2021.)

Because there is a correlation between the size of an organization and its compensation levels, market data is statistically adjusted using a regression analysis. This commonly applied technique allows for a more precise estimate of the market value of Exelon given the size/scope of responsibility for Exelon's executive roles. Each element of NEO compensation is then compared to these size-adjusted medians of the peer group.

2021 Compensation Peer Group

**ENERGY SERVICES
(11 peer companies)**

- American Electric Power Co.
- Dominion Energy, Inc.
- DTE Energy
- Duke Energy Corporation
- Edison International
- Entergy Corporation
- FirstEnergy Corporation
- NextEra Energy, Inc.
- Public Service Enterprise Group, Inc.
- Sempra Energy
- The Southern Company

**GENERAL INDUSTRY
(10 peer companies)**

- 3M Company
- Deere & Company
- Delta Air Lines
- General Dynamics Corporation
- Honeywell International, Inc.
- International Paper Company
- Lockheed Martin
- Marathon Petroleum Company
- Northrop Grumman Corporation
- Valero Energy Corporation

Stock Ownership Requirements

To strengthen the alignment of executive interests with those of shareholders, executives at the vice president level or above are required to own certain multiples of base salary of Exelon common stock by five years following the date of his or her hiring or promotion to a new position. Beginning in 2021, compliance with Exelon's stock ownership guidelines is measured on June 30 of each year (previously measured as of September 30th). As of June 30, 2021, all active NEOs had exceeded their stock ownership guidelines, as shown in the following chart.

As Messrs. Cornew and Von Hoene were no longer with the Company as of June 30, 2021, they were no longer subject to any stock ownership requirements. For additional details about NEO stock ownership, please see the Beneficial Ownership Table.

NEO	Required Ownership (as a multiple of salary)	Ownership as of 6/30/21 (as a multiple of salary)
Crane	6x	**25x**
Nigro	3x	**9x**
Butler Jr.	3x	**9x**
Hanson	3x	**5.5x**
McHugh	3x	**7.5x**

The following types of ownership count towards meeting the stock ownership guidelines:

- restricted shares and restricted stock units (RSUs),
- shares acquired and held through the exercise of stock options,
- shares held in the Exelon Corporation Deferred Compensation Plan, dividend reinvestment plan, and 401(k) savings plan, and
- common shares beneficially owned directly or indirectly, including shares held in trust.

Prohibition on Hedging and Pledging of Common Stock; Other Trading Requirements

Currently, Exelon requires executive officers and above who wish to sell Exelon common stock to do so only through the adoption of a stock trading plan meeting the requirements of SEC Rule 10b5-1(c). This requirement enables officers to diversify a portion of their holdings.

Our insider trading policy includes provisions that prohibit Directors and employees (including officers) and certain of their related persons (including certain family members and entities which they own a significant interest) from engaging in short sales, put or call options, hedging transactions, pledging, or other derivative transactions involving Exelon stock.

Clawback Policy

In 2018, the Board of Directors revised its clawback policy to broaden the discretionary ability to clawback incentive compensation when deemed appropriate. Under the policy, the Board has sole discretion to recoup incentive compensation if it determines that:

• the incentive compensation was based on the achievement of financial or other results that were subsequently restated or corrected,

• the incentive plan participant engaged in fraud or intentional misconduct that caused or contributed to the need for restatement or correction,

• a lower incentive plan award would have been made to the participant based on the restated or corrected results, and

• recoupment is not precluded by applicable law or employment agreements.

The Board or Compensation Committee may also seek to recoup incentive compensation paid or payable to current or former incentive plan participants if, in its sole discretion, the Board or Compensation Committee determines that:

• the current or former incentive plan participant breached a restrictive covenant or engaged or participated in misconduct or intentional or reckless acts or omissions or serious neglect of responsibilities that caused or contributed to a significant financial loss or serious reputational harm to Exelon or its subsidiaries regardless of whether a financial statement restatement or correction of incentive plan results was required, and

• recoupment is not precluded by applicable law or employment agreements.

Risk Management Assessment of Compensation Policies and Practices

The Compensation Committee reviews Exelon's compensation policies and practices as they relate to the Company's risk management practices and risk-taking incentives. In 2021, Exelon's Enterprise Risk Management group applied the enterprise risk management policy and framework to the compensation risk assessment process to assess and validate that the controls in place continued to mitigate incentive compensation risks.

Following this assessment, which was reviewed by the independent compensation consultant, the Committee believes that the risks arising from the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on Exelon. In this regard, the Compensation Committee considered the following compensation program features, which balance the degree of risk taking:

- The AIP includes multiple incentive performance measures with a balance of financial and non-financial metrics
- Long-term incentives include multiple vehicles and performance metrics and three-year overlapping performance periods that are aligned with long-term stock ownership requirements
- Incentive metrics, performance goals, and capital allocation require multiple approval levels and oversight
- Total compensation pay mix includes effective and market aligned balance of short- and long-term incentive compensation elements
- Incentive compensation is balanced by formulaic and discretionary funding
- Short- and long-term incentive awards contain award caps or modifiers
- Reasonable change-in-control and severance benefits are within common market norms
- Clawback provisions exceed regulatory mandates
- Consistent and meaningful stock ownership requirements create sustained and consistent ownership stakes

Tax Consequences

Section 162(m) of the Internal Revenue Code generally disallows a deduction for compensation over $1 million paid to covered employees of Exelon's eight corporate registrants with publicly traded debt or equity. An NEO is considered a covered employee and that designation will continue in perpetuity even after death through severance and post-death payments. The Compensation Committee believes that it must maintain flexibility in its approach to executive compensation in order to structure a program that it considers to be the most effective in attracting, motivating and retaining the Company's key executives, and therefore, the deductibility of compensation is one of several factors considered when making executive compensation decisions.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained on pages 45–60 of this proxy statement. Based on such review and discussion, the Committee recommended the Board approve the Compensation Discussion and Analysis be included in the 2022 Proxy Statement.

THE COMPENSATION COMMITTEE

John Young, Chair
Anthony Anderson
Marjorie Rodgers Cheshire
Carlos Gutierrez
Linda Jojo

Preview of 2022 Executive Compensation and the Impacts of Separation

Compensation Philosophy and Governance Unchanged

Our executive compensation program will continue to promote pay-for-performance by linking business performance, shareholder returns, and payouts and support the execution of Exelon's business strategy for the utilities business over multi-year periods to drive the success of our long-term strategy. Our strong compensation governance practices, including proactive shareholder engagement, will continue unchanged.

2022 Compensation Program Structure

Consistent with prior years, the Compensation Committee designed Exelon's 2022 compensation program to be composed of fixed and variable elements including base salary, annual cash incentive plan (AIP), and long-term incentive plan (LTIP).

2022 AIP Program: The metrics for the 2022 AIP program have been adjusted to reflect the financial and operational goals of post-separation Exelon with continued focus on adjusted (non-GAAP) operating EPS* and the duration and frequency of outages as captured by CAIDI and SAIFI, and the introduction of a new metric focused on driving an outstanding customer experience via the customer satisfaction metric. The new design retains focus on a single financial metric and the operational metrics align with the utility businesses's focus on world-class customer experiences. Payout will continue to range from 50% of target (at threshold) to 200% of target (at maximum). The weighting on the financial metric was reduced from 70% to 60% to align more closely to market practice based on an analysis by the independent compensation consultant.

2022-2024 LTIP Program: The 2022-2024 LTIP program is generally consistent with the prior structure with one slight modification substituting the credit rating metric from Funds from Operations (FFO)/Debt (an S&P metric) to Cash from Operations (CFO)/Debt (a Moody's metric). The value will continue to be split between RSUs at 33%, vesting ratably over 3-years and performance shares at 67%, vesting 100% after 3 years. Payouts will continue to range from 50% of target (at threshold) to 150% of target (at maximum) for the performance shares.

	2021 Metrics	2022 Metrics
Annual Incentive Plan	**70%** - Adjusted (non-GAAP) Operating EPS*	**60%** - Adjusted (non-GAAP) Operating EPS*
	7.5% - Outage Duration (CAIDI)	**15%** - Outage Duration (CAIDI)
	7.5% - Outage Frequency (SAIFI)	**15%** - Outage Frequency (SAIFI)
	7.5% - Nuclear Fleetwide Capacity Factor	**10%** - Customer Satisfaction
	7.5% - Dispatch Match	
Long-Term Incentive Plan	**33.4%** - Exelon FFO/Debt*	**33.4%** - Exelon CFO/Debt*
	33.3% - Utility Net Income	**33.3%** - Exelon Net Income
	33.3% - Utility ROE*	**33.3%** - Utility ROE*

*   See *Appendix A* for definitions of non-GAAP measures.

Updated Peer Group

In connection with the separation of Exelon's utility and generation businesses and the Compensation Committee's responsibility to oversee the ongoing effectiveness of Exelon's executive compensation program design, the Committee closely evaluated and approved changes to Exelon's peer group for 2022. We will still utilize a blended peer group as Exelon's market for attracting talent continues to include general industry peers. The 2022 peer group will be more heavily weighted in energy services companies that are comparable in business, size, and complexity to Exelon post-separation:

2022 ENERGY SERVICES PEERS

- American Electric Power Co.
- Consolidated Edison, Inc.
- Dominion Energy, Inc.
- Duke Energy Corp.
- Edison International
- Entergy Corp.
- Eversource Energy
- FirstEnergy Corp.
- NextEra Energy, Inc.
- PG&E Corp.
- Sempra Energy
- The Southern Company
- Xcel Energy

2022 GENERAL INDUSTRY PEERS

- International Paper Company
- ConocoPhillips
- Union Pacific Corp.
- Eaton Corp.
- Occidental Petroleum Corp.

Executive Compensation Tables

Summary Compensation Table

	Year	Salary ($)	Bonus ($)	Stock Awards ($) (Note 1)	Non-Equity Incentive Plan Compensation ($) (Note 2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (Note 3)	All Other Compensation ($) (Note 4)	Total ($)
Christopher Crane President and CEO, Exelon	2021	1,303,595	—	11,000,019	2,169,124	1,071,663	212,977	15,757,378
	2020	1,293,000	—	11,000,013	1,897,536	757,754	214,500	15,162,803
	2019	1,335,633	—	11,000,064	2,103,957	468,171	475,912	15,383,737
Joseph Nigro Senior Executive Vice President and CFO, Exelon	2021	820,906	—	3,000,036	881,259	213,011	58,399	4,973,611
	2020	810,511	—	2,388,790	782,882	244,253	100,841	4,327,277
	2019	790,823	—	2,388,777	846,875	234,992	83,276	4,344,743
Calvin Butler Jr. Senior Executive Vice President and COO, Exelon	2021	780,398		2,500,038	819,734	149,556	108,020	4,357,746
	2020	700,000	—	2,170,072	637,623	127,209	107,284	3,742,188
	2019	559,495	—	2,075,734	706,986	116,481	45,480	3,504,176
Bryan Hanson Former EVP and Chief Generation Officer, ExGen	2021	720,486	—	2,200,056	660,374	560,922	74,320	4,216,158
James McHugh Former EVP and CEO, Constellation	2021	662,384	—	2,564,644	422,298	27,257	45,861	3,722,444
Kenneth Cornew Former Senior EVP and Chief Commercial Officer, Exelon; Former President and CEO, ExGen	2021	404,100	—	1,955,605	251,425	176,751	4,104,062	6,891,943
	2020	947,189	—	2,918,828	963,055	299,794	338,335	5,467,201
	2019	924,181	—	2,918,842	1,041,774	774,571	69,319	5,728,687
William Von Hoene, Jr. Former Senior EVP and Chief Strategy Officer, Exelon	2021	426,347	—	2,920,836	254,802	137,253	4,378,678	8,117,916
	2020	948,434	—	2,920,861	966,324	241,308	352,103	5,429,030
	2019	962,271	—	2,920,831	1,045,311	270,738	466,524	5,665,675

Notes to the Summary Compensation Table

1. The amounts shown in this column include the aggregate grant date fair value of restricted stock unit and performance share awards at $43.35 for the 2021-2023 performance period granted on January 25, 2021. The grant date fair values of the stock awards have been computed in accordance with FASB ASC Topic 718 using the assumptions described in Note 20 of the Combined Notes to Consolidated Financial Statements included in Exelon's 2021 Annual Report on Form 10-K. The 2021-2023 performance share award component of the stock award values depicted above are subject to performance conditions and the grant date fair value assumes the achievement of the target level of performance; however, values may be higher based on performance including the maximum total shareholder return multiplier as follows.

	Performance Share Award Value	
	At Target ($)	At Maximum ($)
Crane	7,370,020	14,740,040
Nigro	2,010,009	4,020,018
Butler Jr.	1,675,001	3,350,002
Hanson	1,474,030	2,948,060
McHugh	1,122,288	2,244,576
Cornew	1,955,605	3,911,210
Von Hoene, Jr.	1,956,949	3,913,898

Target and maximum values for Messrs. Cornew and Von Hoene reflect full grant date values even though the actual award was prorated based on their separation date

2. The amounts shown in this column for 2021 represent payments made pursuant to the Annual Incentive Plan.

3. The amounts shown in this column represent the change in the accumulated pension benefit for the NEOs from December 31, 2020 to December 31, 2021. None of the NEOs had above market earnings in a non-qualified deferred compensation account in 2021.

4. All Other Compensation: The following table describes the incremental cost of other benefits provided in 2021, as well as the severance amounts for Messrs. Cornew and Von Hoene, shown in this column, under terms previously disclosed in last year's proxy statement. As disclosed in last year's proxy statement, the roles that Messrs. Cornew and Von Hoene held were eliminated in connection with organizational restructurings and ongoing succession management. Each of Messrs. Cornew and Von Hoene entered into separation agreements providing for their receipt of standard benefits based on terminations without cause provided under the non-change in control provisions of the Senior Management Severance Plan, subject to customary waivers, releases, non-solicitation and non-compete provisions for two years following their departure dates.

All Other Compensation

Name	Perquisites ($) (Note 1)	Reimbursement for Income Taxes ($) (Note 2)	Company Contributions to Savings Plans ($) (Note 3)	Company Paid Term Life Insurance Premiums ($) (Note 4)	Other ($) (Note 5)	Total ($)
Crane	128,034	—	39,113	45,830	—	212,977
Nigro	28,556	1,390	24,120	4,333	—	58,399
Butler Jr.	81,478	153	23,500	2,889	—	108,020
Hanson	42,651	6,536	21,019	4,114	—	74,320
McHugh	22,101	206	19,178	4,376	—	45,861
Cornew	26,301	260,708	7,137	3,752	3,806,164	4,104,062
Von Hoene, Jr.	204,894	298,369	14,152	3,987	3,857,276	4,378,678

Notes to All Other Compensation Table

1. Amounts reported for personal benefits provided to NEOs include: (1) transportation related benefits (including personal use of corporate aircraft, fleet services, rail passenger services, parking, spousal and family travel); (2) relocation/housing and living benefits related to changes in NEOs' principal place of work as a result of regulatory commitments in connection with the 2016 acquisition of Pepco Holdings, Inc.; and (3) other benefits (including personal financial planning, Company gifts, and matching charitable contributions, physical examinations, and event tickets) as detailed below:

    *   Amounts reported for the personal use of corporate aircraft are based on the aggregate incremental cost to Exelon and are calculated using the hourly incremental cost for flight services, including federal excise taxes, fuel charges, and domestic segment fees. Exelon's Board-approved policy on corporate aircraft usage includes spousal/domestic partner and other family member usage when appropriate. Associated costs for meals and other related amenities for spouse/domestic partners are covered when attendance at Company or industry-related events is customary. Exelon also provides fleet services of Company cars and driver services for NEOs and other officers enabling the performance of duties among the Company's various offices and facilities. Certain NEOs are also entitled to limited personal use of the Company's cars and drivers including commuting to work locations. Costs reported represent estimated incremental costs based upon driver wages multiplied by the average overtime rate for drivers plus an additional amount for fuel. Costs related to NEO personal use is typically imputed as additional taxable income. Amounts reported in this column for Mr. Crane include $83,376 for personal use of corporate aircraft. Amounts reported in this column for Mr. Nigro include $9,475 for personal use of corporate aircraft. Amounts reported in this column for Mr. Butler include $60,638 for personal use of corporate aircraft. Amounts reported in this column for Mr. Von Hoene include $152,542 for personal use of corporate aircraft during 2021, which includes travel to address health issues unrelated to the coronavirus pandemic. The Compensation Committee approved Mr. Von Hoene's continued use of the corporate aircraft for a period of two years following his departure from the company on March 31, 2021.

    *   Messrs. Butler, Nigro and Von Hoene were subject to state public service commission requirements to maintain principal workplaces in the District of Columbia pursuant to a regulatory order issued in 2016 that related to the approval of the acquisition of Pepco Holdings Inc. Pursuant to this legacy obligation, Exelon provides transportation and relocation/housing and living benefits to certain executives. Amounts reported for Messrs. Von Hoene and Cornew include $19,024 and $9,461, respectively, for such benefits.

    *   Limited personal financial planning benefits valued at $16,840 for each executive are provided with usage values imputed as additional taxable income. Executive officers may request Company matching gifts to qualified charitable organizations in amounts up to $10,000, and up to $15,000 for Mr. Cornew under the Constellation legacy policy. Executive officers may use Company-provided vendors for comprehensive physical examinations and related medical testing.

2. Exelon provides reimbursements of tax obligations incurred when: employees are required to work outside their state of home residence and encounter double taxation in states and localities where tax credits are not permitted in home state tax filings; business-requested spousal travel expenses are imputed to the employee; and for required relocation and housing/living expenses incurred in compliance with regulatory requirements. For Messrs. Cornew and Von Hoene, amounts include $106,747 and $121,626, respectively, representing FICA tax benefits and state tax benefits provided under the Senior Management Retirement Plan when state taxes are not imposed on qualified pension plan benefits but are imposed on non-qualified retirement benefits. This FICA and state tax benefit is provided to all participants in the SMRP (currently over 400, less than 43% of which are executives (i.e., Vice President level or above)). These tax benefits account for 2.2% and 2.5% of the average historical annual compensation paid to Mr. Cornew and Mr. Von Hoene, respectively.

3. Each of the NEOs participated in the Company's 401(k) and Deferred Compensation Plans. Amounts reported represent Company matching contributions to the NEOs' accounts.

4. Exelon provides basic term life insurance, accidental death and disability insurance, and long-term disability insurance to all employees, including NEOs. The values shown in this column include the premiums paid during 2021 for additional term life insurance policies for the NEOs and for additional long-term disability insurance over and above the basic coverage provided to all employees.

5. This column represents the severance amounts as disclosed in last year's proxy statement for Messrs. Cornew and Von Hoene under the non-change in control provisions of the Senior Management Severance Plan based on terminations without cause.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (Note 1)			Estimated Possible Payouts Under Equity Incentive Plan Awards (Note 2)			All Other Stock Awards: Number of Shares or Units (#) (Note 3)	Grant Date Fair Value of Stock and Option Awards ($) (Note 4)
		Threshold ($)	Plan ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Crane	01/25/2021	75,907	2,024,192	4,048,383					
	01/25/2021				28,341	170,012	340,024		7,370,020
	01/25/2021							83,737	3,629,999
Nigro	01/25/2021	30,839	822,376	1,644,752					
	01/25/2021				7,729	46,367	92,734		2,010,009
	01/25/2021							22,838	990,027
Butler Jr.	01/25/2021	33,750	900,000	1,800,000					
	01/25/2021				6,441	38,639	77,278		1,675,001
	01/25/2021							19,032	825,037
Hanson	01/25/2021	23,109	616,250	1,232,500					
	01/25/2021				5,668	34,003	68,006		1,474,030
	01/25/2021							16,748	726,026
McHugh	01/25/2021	19,907	530,856	1,061,712					
	01/25/2021				4,316	25,889	51,778		1,122,288
	01/25/2021							12,751	552,756
Cornew	01/25/2021	35,683	951,541	1,903,082	7,520	45,112	90,224		1,955,605
Von Hoene, Jr.	01/25/2021	36,162	964,319	1,928,638	7,525	45,143	90,286		1,956,949
	01/25/2021							22,235	963,887

Notes to Grants of Plan-Based Awards Table

1. All NEOs have annual incentive plan target opportunities based on a fixed percentage of their base salary. Under the terms of the AIP, threshold performance earns 50% of the respective target, while performance at plan earns 100% of the respective target and the maximum payout is capped at 200% of target. The possible payout at threshold for AIP was calculated at 3.75% of target, which is 50% performance on the lowest weighted AIP performance metric. For additional information about the terms of these programs, refer to the CD&A.

2. NEOs have a long-term performance share target opportunity that is a fixed number of performance shares commensurate with the officer's position. The possible payout at threshold for performance share awards was calculated at 16.67% of target. The maximum possible payout for performance shares was calculated at 150% of target, prior to application of a TSR modifier, which may increase or decrease the amount of awards but which may not cause payment to exceed 200% of target. For additional information about the terms of this program, refer to the CD&A.

3. This column shows restricted stock unit awards made during the year. The vesting dates of the awards are provided in footnote 2 to the Outstanding Equity Table.

4. This column shows the grant date fair value, calculated in accordance with FASB ASC Topic 718, of the performance share awards and restricted stock units granted to each NEO during 2021. Fair value of performance share awards granted on January 25, 2021, are based on an estimated payout of 100% of target.

Outstanding Equity Awards at Year End

Name	Option Awards (Note 1)				Stock Awards			
	Number of Securities Underlying Unexercised Options That Are Exercisable (#)	Number of Securities Underlying Unexercised Options That Are Not Exercisable (#)	Option Exercise or Base Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Yet Vested (#) (Note 2)	Market Value of Shares or Units of Stock That Have Not Yet Vested Based on 12/31 Closing Price $57.76 ($) (Note 2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Yet Vested (#) (Note 3)	Equity Incentive Plan Awards: Market or Payout Value or Unearned Shares, Units or Other Rights That Have Not Yet Vested ($) (Note 3)
Crane	—	—	—	—	279,511	16,144,555	651,850	37,650,856
Nigro	—	—	—	—	120,039	6,933,453	160,450	9,267,592
Butler Jr.	—	—	—	—	110,901	6,405,642	138,794	8,016,741
Hanson	—	—	—	—	82,742	4,779,178	109,112	6,302,309
McHugh	—	—	—	—	63,028	3,640,497	99,262	5,733,373
Cornew	—	—	—	—	29,169	1,684,801	172,966	9,990,516
Von Hoene, Jr.	—	—	—	—	29,189	1,685,957	173,086	9,997,447

Notes to Outstanding Equity Table

1. No stock option awards are outstanding, and no stock option awards have been granted since 2012.

2. The amount shown includes unvested restricted stock unit (RSU) awards at year end, a portion of which vested on January 6, 2022, and the performance share award earned for the performance period beginning January 1, 2019, and ending December 31, 2021, which vested on January 28, 2022. The unvested restricted stock unit awards are composed of:

    *   the final third of an award granted in January 2019, which vested on January 6, 2022,
    *   two-thirds of an award granted in January 2020, half of which vested on January 25, 2021, and half of which vested on January 6, 2022, and
    *   the full award granted on January 25, 2021, one-third of which vested on January 6, 2022, and one-third of which will vest on the date of each of the Compensation Committee's first regular meetings in 2023 and 2024, respectively.

3. All RSU awards accrue additional shares through automatic dividend reinvestment. For Mr. Nigro, the amount also includes a retention-related restricted stock unit award for 40,000 shares granted on January 29, 2018, that cliff vested on January 6, 2022. Additionally, for Mr. Butler, the amount also includes a promotion-related restricted stock unit award for 28,468 shares granted on December 2, 2019, that will cliff vest on December 2, 2024. All shares are valued at $57.76, the closing price on December 31, 2021.

4. The amount shown includes the target performance share awards granted on January 27, 2020, for the performance period ending December 31, 2022, and the target performance share awards granted on January 25, 2021, for the performance period ending December 31, 2023. The value of these awards has been increased to reflect the highest level of performance achievable for the period, or 200%. All shares are valued at $57.76, the closing price on December 31, 2021.

Option Exercises and Stock Vested

	Option Awards		Stock Awards (Note 1)	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Crane	285,000	4,068,888	198,406	8,600,892
Nigro	13,000	695,348	45,360	1,966,369
Butler Jr.	—	—	19,112	828,508
Hanson	—	—	27,854	1,207,488
McHugh	—	—	32,635	1,414,729
Cornew	70,000	3,179,980	56,065	2,430,438
Von Hoene, Jr.	88,000	684,763	56,106	2,432,189

Notes to Option Exercises and Stock Vested Table

1. Share amounts are composed of the following tranches of prior awards that vested on January 25, 2021: the performance share awards granted for the performance period of January 1, 2018, through December 31, 2020; the final third of the RSU awards granted in January 2018, the second third of the RSU awards granted in February 2019 and the first third of the RSU awards granted in January 2020. All of these awards were valued at $56.73 upon vesting on January 6, 2022.

Pension Benefits

Exelon sponsors the Exelon Corporation Retirement Program, a defined benefit pension plan that includes the Service Annuity System (SAS), a traditional pension plan covering NEOs who commenced employment prior to January 1, 2001 and the Cash Balance Pension Plan (CBPP), an account-based plan covering eligible NEOs hired between January 1, 2001, and February 1, 2018, and certain NEOs who previously elected to transfer to the CBPP from the SAS. The Retirement Program is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code.

Service Annuity System (SAS)

For NEOs participating in the SAS, the annuity benefit payable at normal retirement age is equal to the sum of 1.25% of the participant's earnings as of December 25, 1994, reduced by a portion of the participant's earned Social Security benefit as of that date, plus 1.6% of the participant's highest average annual pay, multiplied by the participant's years of credited service (up to a maximum of 40 years). Pension-eligible compensation under the SAS's Final Average Pay Formula includes base pay and annual incentive awards. Benefits under the SAS are vested after five years of service.

"Normal retirement age" under the SAS is 65 and the plan also offers early retirement benefits, which are payable if a participant retires after attainment of age 50 and completion of 10 years of service. The annual pension payable under the plan is determined as of the early retirement date, reduced by 2% for each year of payment before age 60 to age 58, then 3% for each year before age 58 to age 50. In addition, the early retirement benefit is supplemented prior to age 65 by a temporary payment equal to 80% of the participant's estimated monthly Social Security benefit. The supplemental benefit is partially offset by a reduction in the regular annuity benefit.

Cash Balance Pension Plan (CBPP)

All other NEOs participate in the CBPP. Under the CBPP, a notional account is established for each participant, and the account balance grows as a result of annual benefit credits and annual investment credits. NEOs who transferred from the SAS to the CBPP also have a frozen transferred SAS benefit and received a "transition" credit based on age, service and compensation at the time of transfer. When the CBPP was initially established in 2001, it provided an annual benefit credit of 5.75% of an employee's base pay and annual incentive award for the year, and an annual investment credit based on the average of that year's S&P 500 stock index return and the 30-year Treasury rate for the month of November (subject to a 4% minimum). The benefit and investment credit rates have been subsequently modified periodically pursuant to U.S. Treasury Department guidance on cash balance plans. NEO participants in the CBPP currently receive an annual benefit credit ranging from 7.0% to 10.5% (depending on length of service) of base salary and annual incentive award (unless the NEO is part of the Constellation Commercial Retail and Wholesale group, in which case the NEO does not receive a benefit credit), and an annual investment credit based on the third segment spot rate of interest on long-term investment grade corporate bonds for the month of November of the year credited (subject to a 4% minimum). Benefits vest after three years of service and are payable in an annuity or a lump sum at any time following termination of employment. Apart from the benefit credits and the vesting requirement, years of service are not relevant to a determination of accrued benefits under the CBPP.

In 2018, the Company also provided a one-time Transition Benefit Credit to all CBPP participants in recognition of the transition to a fully fixed income investment credit rate. The amount of the credit ranged from 0% to 30.5% of 2018 annualized base pay, based on years of service as of December 31, 2007.

Exelon ceased offering the SAS to all new entrants as of January 1, 2009, and the CBPP to new management Exelon employees hired on or after February 1, 2018, and to new management Utility employees hired on or after January 1, 2021, and instead began providing an annual enhanced non-discretionary 401(k) contribution for new employees not eligible for pension.

Supplemental Management Retirement Plan (SMRP)

All NEOs participate in the SMRP, which Exelon sponsors as permitted by the Employee Retirement Income Security Act. The SMRP provides supplemental benefits to the benefits provided under the tax-qualified Retirement Program for individuals whose annual compensation exceeds the limits imposed under the Internal Revenue Code. Under the terms of the SMRP, participants are provided the amount of benefits they would have received under the SAS or CBPP as applicable but for the application of the Internal Revenue Code limits. The SMRP offers a lump sum as an optional form of payment. Tax benefits are provided for SMRP participants when FICA and state taxes are not imposed on qualified pension plan benefits, but are imposed on non-qualified retirement benefits, such as those provided under the SMRP. Exelon provides these tax benefits in order to equalize the tax treatment of non-qualified benefits to those received under qualified plans. These tax benefits are provided to all participants in the SMRP (currently over 400, less than 43% of which are executives (i.e., Vice President level or above).

For participants in the SAS, the SMRP lump sum includes the value of the marital annuity, death benefits and other early retirement subsidies at a designated interest rate. The interest rate applicable for distributions to participants in the SAS in 2021 is 1.67%. For participants in the CBPP, the lump sum is the value of the non-qualified account balance. The values of the lump sum amounts do not include the value of any pension benefits covered under the qualified pension plans, and the methods and assumptions used to determine the non-qualified lump sum amount are different from the assumptions used to generate the present values shown in the tables of benefits to be received upon retirement, termination due to death or disability, involuntary separation not related to a change in control, or upon a qualifying termination following a change in control which appear later in this proxy statement.

In addition, Mr. Crane received a grant of additional credited service under the SMRP upon joining the Company (then ComEd) in 1998. As part of the original offer of employment, Mr. Crane was granted the right to earn one additional year of service credit for each year of employment up to a maximum of ten additional years as an incentive to join the Company. Mr. Crane received ten years of credited service as of September 28, 2008, the tenth anniversary of his employment date with the Company.

Since 2004, Exelon no longer provides additional years of credited service to executives under the SMRP for any period in which services are not actually performed, except that up to two years of service credits may be provided upon a qualifying termination of employment under severance or up to 2.99 years of service under change in control agreements, and performance-based awards or awards which are intended to make up for lost pension benefits from another employer. Service credits previously available under employment, change in control or severance agreements or arrangements (or any successor arrangements) are not affected.

The amount of the change in the pension value for each of the NEOs is the amount included in the Summary Compensation Table above. The present value of each NEO's accumulated pension benefit is shown in the following table. The present value for CBPP participants is the account balance. The assumptions used in estimating the present values for SAS participants include the following: pension benefits are assumed to begin at each participant's earliest unreduced retirement age; the SMRP lump sum amounts are determined using the rate of 5% for SAS participants at the assumed retirement age; the lump sum amounts are discounted from the assumed retirement date at the applicable discount rates of 2.58% as of December 31, 2020 and 2.92% as of December 31, 2021; and the applicable mortality tables.

Pension Benefits

Name	Plan Name (Note 1)	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Crane	SAS	23.26	1,679,097	—
	SMRP[2]	33.26	20,422,595	—
Nigro	CBPP	25.42	529,847	—
	SMRP	25.42	1,391,092	—
Butler Jr.	CBPP	13.91	344,782	—
	SMRP	13.91	738,313	—
Hanson	SAS	33.30	2,478,250	—
	SMRP	33.30	6,719,224	—
McHugh	CBPP[3]	18.79	340,737	—
	SMRP	18.79	367,949	—
Cornew	CBPP	27.59	1,028,889	891,646
	SMRP	27.59	2,404,519	2,730,689
Von Hoene, Jr.	CBPP	19.93	594,750	640,582
	SMRP	19.93	1,982,075	2,238,395

Notes to Pension Benefits Table

1. Plans include: Service Annuity System (SAS); Supplemental Management Retirement Plan (SMRP); and Cash Balance Pension Plan (CBPP).

2. Based on discount rates prescribed by the SEC proxy disclosure guidelines, Mr. Crane's non-qualified SMRP present value is $20,422,595. Based on lump sum plan rates for immediate distributions under the non-qualified plan, the comparable lump sum amount applicable for service through December 31, 2021 is $32,455,156. Note that, in any event, payments made upon termination may be delayed by six months in accordance with U.S. Treasury Department guidance.

3. Mr. McHugh is part of the Constellation Commercial Retail and Wholesale group, therefore his CBPP and SMRP balances receive no additional benefit credits and only continue to receive investment credits.

Deferred Compensation Programs

Exelon Corporation Deferred Compensation Plan

The Exelon Corporation Deferred Compensation Plan is a non-qualified plan that permits the NEOs to defer certain cash compensation to facilitate tax and retirement planning. The Deferred Compensation Plan also permits the Company to credit related matching contributions that would have been contributed to the Exelon Corporation Employee Savings Plan (the Company's tax-qualified 401(k) plan) but for the applicable limits under the Internal Revenue Code.

Exelon Corporation Employee Savings Plan

The Employee Savings Plan is intended to be tax-qualified under Sections 401(a) and 401(k) of the Internal Revenue Code. Exelon maintains the Employee Savings Plan to attract and retain qualified employees, including the NEOs, and encourage retirement savings, which under the Plan may be supplemented by Company matching and profit-sharing contributions. The Company maintains the excess matching feature of the Deferred Compensation Plan to enable highly compensated employees to save for retirement to the extent they otherwise would have, were it not for the limits established by the IRS.

Once participants in the Employee Savings Plan reach their statutory contribution limit during the year, their elected payroll contributions and Company matching contribution will be credited to their accounts in the Deferred Compensation Plans to the extent provided in an election filed the preceding year. The investment options under the Deferred Compensation Plan consist of a basket of investment fund benchmarks substantially the same as those funds available through the Employee Savings Plan. Deferred amounts represent unfunded, unsecured obligations of the Company.

Nonqualified Deferred Compensation

Name	Executive Contributions in 2021 ($) (Note 1)	Registrant Contributions in 2021 ($) (Note 2)	Aggregate Earnings in 2021 ($) (Note 3)	Aggregate Withdrawals/ Distributions ($) (Note 4)	Aggregate Balance at 12/31/21 ($) (Note 4)
Crane	108,828	32,648	329,318	—	3,050,967
Nigro	25,699	15,420	47,492	—	318,166
Butler Jr.	53,750	14,800	20,776	—	286,509
Hanson	36,250	13,594	22,432	—	266,604
McHugh	17,972	10,783	85,713	—	183,610
Cornew	—	6,343	159,393	—	995,173
Von Hoene, Jr.	—	6,364	180,164	—	1,200,777

Notes to Nonqualified Deferred Compensation Table

1. The full amount shown for executive contributions is included in the base salary figures for each NEO shown above in the Summary Compensation Table.

2. The full amount shown under registrant contributions is included in the Company contributions to savings plans for each NEO shown above in the All Other Compensation table.

3. The amount shown under aggregate earnings reflects the NEO's gain or loss based upon the individual allocation of his notional account balance into the basket of mutual fund benchmarks. These gains or losses do not represent current income to the NEO and have not been included in any of the compensation tables shown above.

4. For all NEOs the aggregate balance shown includes those amounts, both executive contributions and registrant contributions, that have been disclosed either as base salary as described in Note 1 or as Company contributions under all other compensation as described in Note 2 for the current fiscal year ending December 31, 2021. For Mr. Crane, all executive and registrant contributions included in the aggregate balance have previously been disclosed in Summary Compensation Tables.

Potential Payments upon Termination or Change in Control

Each NEO is entitled to certain compensation in the event his or her employment terminates, including a termination in connection with or upon a change in control of Exelon. The Compensation Committee adopted changes to severance and change in control benefits effective in 2020, with the amount of benefits payable being contingent upon a variety of factors, including the circumstances under which employment terminates.

Severance Benefits

NEOs are entitled to certain payments and benefits in connection with the Company's termination of their employment other than for cause or disability or the NEO terminates for good reason as provided for in the Senior Management Severance Plan (SMSP). Benefits under the SMSP are noted in the table on the following page.

Payments under the SMSP are subject to reduction by Exelon to the extent necessary to avoid imposition of excise taxes imposed by Section 4999 of the Internal Revenue Code on excess parachute payments or under similar state or local law, but only if doing so results in the executive receiving a lesser reduction in after-tax payments.

The SMSP includes the following definitions with respect to severance benefits:

*"**Cause**" with respect to severance benefits (or change in control benefits discussed below) generally means any of the following (a) refusal to perform or habitual neglect in the performance of duties or responsibilities or of specific directives of the officer to whom the executive reports or of the Board of Directors of Exelon or any of its participating employers under the SMSP that are not materially inconsistent with the scope and nature of the executive's duties and responsibilities; (b) willful or reckless commission of acts or omissions which have resulted in or are likely to result in a material loss or material damage to the reputation of Exelon or any of its affiliates, or that compromise the safety of any employee or other person; (c) commission of a felony or any crime involving dishonesty or moral turpitude; (d) material violation of the Code of Business Conduct (or any corporate policies referenced therein), or of any statutory or common-law duty of loyalty; or (e) any breach by the executive of one or more restrictive covenants contained within the SMSP.*

*"**Good reason**" with respect to severance benefits generally means the following: a material reduction of the executive's salary unless such reduction is part of a policy, program or arrangement applicable to peer executives of Exelon or of the business unit that employs the executive; a demotion below an executive salary band level; with respect to the CEO, a material adverse reduction in the executive's position or duties, but excluding any such change caused solely by a disposition of all or a significant portion of Exelon individually or collectively with its affiliates as defined in the SMSP.*

Change in Control Benefits

Pursuant to individual change in control agreements (for Messrs. Crane and Nigro only) or the SMSP, these executives are eligible for certain benefits upon certain involuntary terminations by the Company or a resignation for "good reason" in connection with a change in control of Exelon Corporation.

If the executive resigns for good reason (as defined below) or his or her employment is terminated by Exelon other than for cause or disability, during the period commencing 90 days before a change of control or during the 24-month period following a change in control, the executive is entitled to the benefits outlined in the below table.

Under the individual change in control agreements and SMSP, a "change in control" generally includes any of the following: (a) when any person or group acquires 20% of Exelon's then outstanding common stock or of voting securities; (b) the incumbent members of the Exelon Board (or new members nominated by a majority of incumbent Directors) cease to constitute at least a majority of the members of the Exelon Board; (c) consummation of a reorganization, merger or consolidation, or sale or other disposition of at least 50% of Exelon's operating assets (excluding a transaction where Exelon shareholders retain at least 60% of the voting power); or (d) upon shareholder approval of a plan of complete liquidation or dissolution.

Change in control benefits are also provided under the individual change in control agreements if an executive is terminated other than for cause or disability, or terminates for good reason (1) after a tender offer or proxy contest commences, or after Exelon enters into an agreement which, if consummated, would cause a change in control, and within one year after such termination a change in control does occur, (2) within two years after a sale or spin-off of the executive's business unit in contemplation of a change in control that actually occurs within 60 days after such sale or spin-off (a disaggregation), or (3) within 18 months after a sale or disposition of more than 50% of Exelon's operating assets affecting the executive's business unit in which Exelon shareholders do not own more than 66-2/3% of the shares of the resulting entity (a "significant corporate transaction").

Under the individual change in control agreements and SMSP, "good reason" in connection with a change in control generally includes (a) a material reduction in salary, incentive compensation opportunity or aggregate benefits; (b) a material adverse reduction in the executive's position, duties or responsibilities (other than a change in the position or level of the officer to whom the executive reports); (c) a required relocation by more than 50 miles; (d) a material breach of the terms of the individual change in control agreements or the SMSP, as applicable, by Exelon or its successor.

Severance Benefits:

	Severance Benefits	Change in Control Severance Benefits
Severance Pay	Continued payment of base salary for a period of 24 months after termination of employment to be paid in regular payroll installments	Continued payment of base salary for a period of 2.99 years after termination of employment to be paid in regular payroll installments.
Annual Incentive	Target annual incentive awards for a period of 24 months after termination of employment and a pro-rated annual incentive award for the year in which the termination of employment occurs.	Target annual incentive awards for a period of 2.99 years after termination of employment and a pro-rated annual incentive award for the year in which the termination of employment occurs.
Supplemental Management Retirement Plan Benefits	Vested benefit is equal to the amount payable under the SMRP, if any determined as if the SMRP benefit were fully vested and the severance pay constituted covered compensation for purposes of the SMRP.	Benefit equal to the amount payable under the SMRP, if any, determined as if the severance period constituted service and the severance pay constituted covered compensation for purposes of the basic benefit under the SMRP.
Equity Awards	*See below table.*	
Insurance, Health and Welfare Benefits	Life, disability, accident, health and other welfare benefit coverage continues during the severance pay period on the same terms and conditions applicable to active employees, followed by retiree health coverage if applicable. Executives are eligible for retiree health coverage if they have attained the age of 50 and have completed at least 10 years of service as of the last day of the severance period.	
Financial Planning	Outplacement and financial planning services for at least 12 months.	

Equity Awards – Consequences of Termination of Employment

The following table summarizes the treatment of outstanding equity awards granted under the Exelon Long-Term Incentive Plans and related severance arrangements upon a termination of employment for the respective reasons stated below.

Award Type:	Retirement[1] or Disability	Death	Voluntary Termination (Other than retirement eligible or for good reason)	Involuntary Termination[2]	Involuntary Termination upon a Change in Control
RSUs (including other restricted stock awards)	Unvested awards vest	Unvested awards vest	Unvested awards are forfeited	Prorated portion vests	Unvested awards vest
Long Term Incentive Awards (including performance share awards)	Prorated portion vests based on actual performance; payable at the time provided for in the award terms	Prorated portion vests based on actual performance; payable at the time provided for in the award terms	Unvested awards are forfeited	Prorated portion vests based on actual performance; payable at the time provided for in the award terms	Unvested awards vest based on actual or deemed performance; payable upon termination
Stock Options	Outstanding awards remain exercisable until the earlier of 5 years from termination date or expiration date of award.	Outstanding awards are immediately exercisable and may be exercised until the earlier of 3 years from termination date or expiration date of award.	Outstanding awards are exercisable to the extent the award was exercisable on the date of termination and may be exercised until the earlier of 90 days from termination date or expiration date of award.	Outstanding awards are exercisable to the extent the award was exercisable on the date of termination and may be exercised until the earlier of 90 days from termination date or expiration date of award.	Outstanding awards are immediately exercisable and may be exercised until the earlier of 5 years from termination date or expiration date of award.

[1] For purposes of equity awards, "retirement" means termination of employment after attaining at least the age of 55 and completing at least 10 years of service.

[2] A termination by the Company for reasons other than for cause or disability, or a resignation by an eligible executive for good reason.

Note: The following tables show the estimated value of payments and other benefits to be conferred upon the NEOs assuming termination or separation under various scenarios as of December 31, 2021. Messrs. Cornew and Von Hoene are excluded from these tables as they had already departed the Company as of December 31, 2021.

Estimated Value of Benefits to be Received Upon Retirement

The following table shows the estimated value of payments and other benefits to be conferred upon each NEO assuming they retired as of December 31, 2021. These payments and benefits are in addition to the present value of the accumulated benefits from each NEO's qualified and non-qualified pension plans shown in the tables within the Pension Benefit section and the aggregate balance due to each NEO that is shown in the tables within the Deferred Compensation section.

Name	Cash Payment ($) (Note 1)	Value of Unvested Equity Awards ($) (Note 2)	Total Value of All Payments and Benefits ($) (Note 3)
Crane	2,169,000	37,613,000	39,782,000
Nigro	881,000	8,992,000	9,873,000
Butler Jr.	820,000	—	820,000
Hanson	660,000	5,969,000	6,629,000
McHugh	422,000	—	422,000

Notes to Benefits to be Received Upon Retirement Table

1. Under the terms of the 2021 AIP, a pro-rated actual incentive award is payable upon retirement based on the number of days worked during the year of retirement. The amount above represents the executive's 2021 annual incentive payout after Company/business unit performance was determined.

2. Includes the value of the executives' unvested performance share awards granted in 2019, 2020 and 2021 assuming target performance and the accelerated portion of the executives' RSU awards that, per applicable awards terms, would vest upon retirement. The value of the shares is based on Exelon's closing stock price on December 31, 2021, of $57.76.

3. Estimate of total payments and benefits based on a retirement date of December 31, 2021.

Estimated Value of Benefits to be Received Upon Termination due to Death or Disability

The following table shows the estimated value of payments and other benefits to be conferred upon each NEO assuming employment is terminated due to death or disability as of December 31, 2021. These payments and benefits are in addition to the present value of the accumulated benefits from the NEO's qualified and non-qualified pension plans shown in the table within the Pension Benefit section and the aggregate balance due to each NEO shown in the table within the Deferred Compensation section.

Name	Cash Payment ($) (Note 1)	Value of Unvested Equity Awards ($) (Note 2)	Total Value of All Payments and Benefits ($) (Note 3)
Crane	2,169,000	37,613,000	39,782,000
Nigro	881,000	11,302,000	12,183,000
Butler Jr.	820,000	10,521,000	11,341,000
Hanson	660,000	8,279,000	8,939,000
McHugh	422,000	6,910,000	7,332,000

Notes to Benefits to be Received Upon Termination due to Death or Disability Table

1. Under the terms of the 2021 AIP, a pro-rated annual incentive award is payable upon death or disability based on the number of days worked during the year of termination. The amount above represents the executives' 2021 annual incentive payout after Company/business unit performance was determined.

2. Includes the value of the executives' unvested performance share awards granted in 2019, 2020 and 2021 assuming target performance and the accelerated portion of the executives' RSU awards that, per applicable award terms, would vest upon death or disability. The value of the shares is based on Exelon's closing stock price on December 31, 2021, of $57.76.

3. Estimate of total payments and benefits based on termination due to death or disability on December 31, 2021.

Estimated Value of Benefits to be Received Upon Involuntary Separation Not Related to a Change in Control

The following table shows the estimated value of payments and other benefits to be conferred upon each NEO assuming they were terminated as of December 31, 2021, under the terms of the Senior Management Severance Plan. These payments and benefits are in addition to the present value of the accumulated benefits from the NEO's qualified and non-qualified pension plans shown in the table within the Pension Benefit section and the aggregate balance due to each NEO shown in the table within the Deferred Compensation section.

Name	Cash Payment ($) (Note 1)	Retirement Benefit Enhancement ($) (Note 2)	Value of Unvested Equity Awards ($) (Note 3)	Health and Welfare Benefit Continuation ($) (Note 4)	Perquisites And Other Benefits ($) (Note 5)	Scaleback	Total Value of All Payments and Benefits ($) (Note 6)
Crane	8,829,000	1,825,000	37,613,000	117,000	40,000	—	48,424,000
Nigro	4,171,000	280,000	11,257,000	36,000	40,000	—	15,784,000
Butler Jr.	4,420,000	252,000	6,426,000	43,200	40,000	—	11,181,200
Hanson	3,343,000	1,612,000	8,234,000	41,000	40,000	—	13,270,000
McHugh	2,811,000	—	3,787,000	45,400	40,000	—	6,683,400

Notes to Benefits to be Received Upon Involuntary Separation Not Related to a Change in Control Table

1. Represents the estimated severance benefit equal to two times the sum of the executive's (i) current base salary and (ii) the target annual incentive for the year of termination, plus a pro-rated annual incentive award for the year in which termination occurs. The amount above represents the executives' 2021 annual incentive payout after Company/business unit performance was determined.

2. Represents the estimated retirement benefit enhancement that consists of a one-time lump sum payment based on the actuarial present value of a benefit under the non-qualified pension plan assuming that the severance pay period was taken into account for purposes of vesting, and the severance pay constituted covered compensation for purposes of the non-qualified pension plan.

3. Includes the value of the executives' unvested performance share awards granted in 2019, 2020 and 2021 assuming target performance and the unvested portion of the executives' RSU awards that, per applicable award terms, would vest upon an involuntary separation not related to a change of control. The value of the shares is based on Exelon's closing stock price on December 31, 2021, of $57.76.

4. Estimated costs of healthcare, life insurance, and long-term disability coverage which continue during the severance period.

5. Estimated costs of outplacement and financial planning services for up to 12 months for all NEOs.

6. Estimate of total payments and benefits based on a termination date of December 31, 2021.

Estimated Value of Benefits to be Received Upon a Qualifying Termination following a Change in Control

The following table shows the estimated value of payments and other benefits to be conferred upon each NEO assuming termination upon a qualifying change in control as of December 31, 2021. Such payments and benefits are in addition to the present value of accumulated benefits from the NEO's qualified and non-qualified pension plans shown in the table within the Pension Benefit section and the aggregate balance due to each NEO shown in the table within the Deferred Compensation section.

Name	Cash Payment ($) (Note 1)	Retirement Benefit Enhancement ($) (Note 2)	Value of Unvested Equity Awards ($) (Note 3)	Health and Welfare Benefit Continuation ($) (Note 4)	Perquisites And Other Benefits ($) (Note 5)	Scaleback	Total Value of All Payments and Benefits ($) (Note 6)
Crane	12,126,000	2,854,000	37,613,000	175,000	40,000	—	52,808,000
Nigro	5,799,000	418,000	11,302,000	54,000	40,000	—	17,613,000
Butler Jr.	6,202,000	377,000	10,521,000	65,000	40,000	—	17,205,000
Hanson	4,670,000	2,640,000	8,279,000	61,000	40,000	—	15,690,000
McHugh	3,993,000	—	6,910,000	68,000	40,000	(323,000)	10,688,000

Notes to Benefits to be Received Upon a Qualifying Termination following a Change in Control Table

1. Represents the estimated cash severance benefit equal to 2.99 times the sum of the executive's (i) current base salary and (ii) the annual incentive award at target, plus a pro-rated annual incentive award for the year in which termination occurs. The amount above represents the executives' 2021 annual incentive payout after Company/business unit performance was determined.

2. Represents the estimated retirement benefit enhancement that consists of a one-time lump sum payment based on the actuarial present value of a benefit under the non-qualified pension plan assuming that two years of the severance pay (2.99 years for Mr. Crane) constituted covered compensation for purposes of the non-qualified pension plan.

3. Includes the value of the executives' unvested performance shares, which will vest upon termination at the actual level earned and awarded (it is assumed the 2019, 2020 and 2021 performance shares are earned at target) and the accelerated portion of the executives' RSUs that would vest upon a qualifying termination following a change in control. The value of the shares is based on Exelon's closing stock price on December 31, 2021, of $57.76.

4. Estimated costs of healthcare, life insurance and long-term disability coverage which continue during the severance period.

5. Estimated costs of outplacement and financial planning services for up to 12 months for all NEOs.

6. Estimate of total payments and benefits based on a termination date of December 31, 2021.

CEO Pay Ratio

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act and SEC rules, we are providing the following information about the relationship of annual total compensation, calculated pursuant to SEC rules, of our median employee and our CEO, Christopher M. Crane. For 2021, the ratio of annual total compensation of our CEO and the median of the annual total compensation of all employees was 98:1, demonstrating Exelon's commitment to balance equitable compensation stewardship with competitively based compensation that drives and rewards performance. The total annual compensation for Mr. Crane and the median employee is $15,757,378 and $160,633, respectively.

On December 31, 2021, our employee population consisted of approximately 31,497 individuals (excluding the CEO), which includes four employees based in the United Kingdom and seven employees based in Canada. We chose to exclude these eleven employees as permitted under SEC rules from our determination of the "median employee," given the small number of our non-US based employees. The consistently applied compensation measure used to identify the median employee was W-2 Box 1 wages for employees as of December 31, 2021. After identifying the median employee, the annual total compensation for the median employee was calculated using the same methodology used in compiling the Summary Compensation Table in this proxy statement for our NEOs. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. We believe the methodology, assumptions, and estimates used in determining the ratio are reasonable given our specific employee population.

Because SEC rules provide flexibility in determining the methodology, assumptions, and estimates used to determine pay ratios and the fact that workforce composition issues differ significantly between companies, comparability of pay ratios amongst companies may be limited.

Shareholder Proposal

4

Shareholder Proposal Requesting a Report on the Impact of Exelon Plans Involving Electric Vehicles and Charging Stations with Regard to Child Labor Outside the United States

The following shareholder proposal will be voted on at the 2022 Annual Shareholder's Meeting if properly presented by or on behalf of the shareholder proponent. The proposal has been submitted by Steven J. Milloy who has indicated that he beneficially owns no fewer than 100 shares of Exelon common stock. We will provide his address promptly upon a shareholder's oral or written request.

The proponent is responsible for the content of this proposal, and, as a result, the Company is not responsible for any inaccuracies the proposal or statement may contain.

Child Labor Audit

Resolved:

Shareholders request that, beginning in 2022, Exelon report to shareholders on the extent to which its business plans with respect to electric vehicles and their charging stations may involve, rely or depend on child labor outside the United States.

Supporting Statement:

Exelon's business plans involve the promotion of electric vehicles. Exelon hopes to profit from the charging of such vehicles. But according to Amnesty International and media reports:

- Cobalt is an expensive metal used in electric car batteries.
- 59% of the global cobalt supply comes from the Democratic Republic of the Congo
- Cobalt mining in the Congo is often done by children — as many as 40,000 — working in brutal and unsafe conditions. A euphemism for these children is "informal" workers.
- Many of these children are injured and killed in these conditions.
- Such child labor is a gross violation of human rights.

More information on these human rights violations may be found at:
https://junkscience.com/2020/10/mean-and-unclean-electric-cars-powered-by-child-labor-in-africa/.

Shareholders have the right to know the extent to which, if any and intentionally or not, Exelon's business plans rely on or involve the direct or indirect exploitation of child labor and/or the violation of the human rights of child workers outside the United States.

Board of Directors' Response

 **The Board recommends a vote AGAINST this proposal for the following reasons:**

- The exploitation of child labor in cobalt mining operations that support electric vehicle (EV) battery production is unacceptable, but Exelon does not manufacture EV batteries and has no control over the cobalt used in them. The proponent's concern relates to a supply chain issue associated with mining and rechargeable battery production and decisions made by EV manufacturers. As this issue is well outside Exelon's primary business focus and control, the Board is confident that this proposal is not in the best interests of Exelon or its shareholders.
- The proponent submitted an identical proposal last year that was rejected by over 94% of the vote. His proposal for the 2022 Annual Meeting provides no additional or new support explaining why he believes such a report would be in the best interests of Exelon or its shareholders.

Discussion

Exelon's business strategy appropriately recognizes and seeks to respond to the near- and long-term trend towards transportation electrification.

Exelon cannot project or control the types of vehicles that consumers or businesses may purchase or use within our service territories or control the battery technologies that such vehicles may utilize. Nor can Exelon project or control how electric vehicle manufacturers might work with their battery suppliers to transition to technologies not reliant on cobalt or address issues related to the sourcing of cobalt as a raw material.

Increased deployment of electric vehicles is occurring as part of a broader evolution of transportation – one driven by consumers, policymakers, and other stakeholders seeking to address a range of issues, including carbon emissions. As an electric service provider, Exelon is responding to the needs and desires of its customers and state and local governments to increase adoption of electric vehicles and access to charging infrastructure. Exelon's business strategy seeks to anticipate and enable these trends, and it is incumbent on the company to plan for how the delivery systems will need to respond to these trends to ensure continued reliability and performance.

Although Exelon is expanding the use of electric vehicles in its fleets and is promoting the use of electric vehicles to mitigate climate change, the issues associated with the sourcing of cobalt are far beyond the scope of control of Exelon's supply chain or business plans.

The issues surrounding child labor and human rights violations associated with cobalt production are best addressed through existing manufacturing supply chain initiatives and industry trade groups with a much more direct influence on the situation.

The exploitation of child labor in connection with the production of cobalt, which is used as a key element for the manufacture of rechargeable batteries used in a variety of equipment including portable devices such as mobile phones, tablets and laptop computers, and electric vehicles, is unacceptable. In response, manufacturers and other stakeholders have established multiple initiatives to improve supply chain transparency and address human rights issues in cobalt production; these include the Responsible Minerals Initiative, the Responsible Cobalt Initiative, the Fair Cobalt Alliance, and the Global Battery Alliance. In addition, investments in battery technology research and development are demonstrating that alternative materials in lieu of cobalt present real options and efforts underway are also improving technologies for recycling cobalt batteries at end of life.

With respect to purchases of equipment with batteries, Exelon's suppliers are required to comply with the Exelon Corporation Code of Business Conduct (the "Code"), and we work directly with suppliers and through industry coalitions to address supply chain social and environmental issues. The Code establishes requirements for how Exelon and our business partners will conduct their business operations. The Company believes in the importance of ethical sourcing in its supply chain and is committed to responsible business practices. All suppliers must meet Exelon's standards, including basic work conditions, compensation, and environmental performance review. Exelon recently a Supplier Code of Conduct that provides even greater detail about our expectations for suppliers, including an explicit prohibition on child labor.

Regarding electric vehicles purchased for our own operations, Exelon currently works with Ford Motor Company, which has supply chain programs specifically addressing cobalt sourcing issues, including their participation in the aforementioned Responsible Cobalt Initiative. Exelon also participates in the Electric Utilities Sustainable Supply Chain Alliance, a coalition of utilities and suppliers working together to advance sustainability best practices in utility supply chain activities and supplier networks.

Recommendation of the Board

The Exelon Board of Directors considered the proposal and recommends a vote AGAINST this proposal.

Ownership of Exelon Stock

Stock Ownership of Directors and Executive Officers

The following table shows the ownership of Exelon common stock as of January 15, 2022, by each Director and each NEO in the Summary Compensation Table, and for all Directors and executive officers as a group. The shares owned by Directors and executive officers, both individually and as a group, constitute less than 1% of the total number of shares of common stock outstanding.

	Shares Owned Directly or Indirectly (Note 1)	Shares Underlying Options Exercisable Within 60 Days	Total Shares Beneficially Owned
Non-Employee Directors			
Anthony Anderson	35,252	—	35,252
Ann Berzin	109,914	—	109,914
W. Paul Bowers	1,280	—	1,280
Laurie Brlas	11,700	—	11,700
Marjorie Rodgers Cheshire	6,685	—	6,685
Yves de Balmann	85,468	—	85,468
Carlos Gutierrez	531	—	531
Linda Jojo	24,777	—	24,777
Paul Joskow	63,005	—	63,005
Robert Lawless	129,633	—	129,633
John Richardson	8,522	—	8,522
Mayo Shattuck III	314,923	—	314,923
John Young	12,526	—	12,526
Named Executive Officers			
Christopher M. Crane	443,473	—	443,473
Joseph Nigro	133,013	—	133,013
Calvin G. Butler Jr.	94,929	—	94,929
Bryan Hanson	67,637	—	67,637
James McHugh	70,308	—	70,308
Kenneth W. Cornew[3]			
William A. Von Hoene, Jr.[3]			
Directors & Executive Officers as a group (26 people)[2]	**1,879,049**	**0**	**1,879,049**

[1] Includes any shares as to which the individual has sole or shared voting or investment power, Directors' deferred stock units granted under the Exelon deferred stock unit plan along with accumulated units from automatic dividend reinvestment, officers' RSUs and deferred shares held in the Stock Deferral Plan, and Directors' and officers' phantom shares held in a non-qualified deferred compensation plan which will be settled in cash on a 1 for 1 basis upon retirement or termination.

[2] Total includes shares held by all Directors and NEOs as well as Exelon executive officers listed in Item 1, "Executive Officers of the Registrants" in Exelon's 2021 Annual Report on Form 10-K filed on February 25, 2022, except for Gayle Littleton who was named an executive officer as of February 1, 2022.

[3] Messrs. Cornew and Von Hoene departed from the Company on March 31, 2021. The Company does not have information on their current ownership.

Other Significant Owners of Exelon Stock

Shown in the table below are those owners who are known to Exelon to hold more than 5% of the outstanding common stock. This information is based on the most recent Schedule 13G (or Schedule 13G/A) filings made with the SEC:

- BlackRock, Inc. on February 3, 2022
- Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP, and Wellington Management Company LLP jointly filed on February 4, 2022
- The Vanguard Group on February 9, 2022
- Capital International Investors on February 11, 2022
- State Street Corporation on February 14, 2022

Name and address of beneficial owner	Shares Beneficially Owned	Percentage of class
The Vanguard Group[1] 100 Vanguard Blvd., Malvern, PA 19355	**84,497,206**	**8.65%**
Wellington Management Group LLP[2] Wellington Group Holdings LLP Wellington Investment Advisors Holdings LLP Wellington Management Company LLP c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210	**77,569,364**	**7.94%**
BlackRock, Inc.[3] 55 East 52nd Street, New York, NY 10055	**75,376,410**	**7.7%**
Capital International Investors[4] 333 South Hope Street, 55th Fl, Los Angeles, CA 90071	**60,667,665**	**6.2%**
State Street Corporation[5] State Street Financial Center, 1 Lincoln Street, Boston, MA 02111	**60,171,829**	**6.16%**

[1] The Vanguard Group disclosed in its Schedule 13G/A that it has sole voting power over 0 shares, shared voting power over 1,497,755 shares, sole dispositive power over 80,594,774 shares, and shared dispositive power over 3,902,432 shares.

[2] Wellington Management Group LLP, Wellington Group Holdings LLP, and Wellington Investment Advisors Holdings LLP disclosed in its Schedule 13G/A that it has sole voting power over 0 shares, shared voting power over 74,910,238 shares, sole dispositive power over 0 shares, and shared dispositive power over 77,569,364. Wellington Management Company LLP disclosed in its Schedule 13G/A that it has sole voting power over 0 shares, shared voting power of 73,092,445 shares, sole dispositive power over 0 shares and shared dispositive power over 74,171,427 shares.

[3] BlackRock, Inc. disclosed in its Schedule 13G/A that it has sole voting power over 65,144,636 shares, shared voting power over 0 shares, sole dispositive power over 75,376,410 shares, and shared dispositive power over 0 shares

[4] Capital International Investors disclosed in its Schedule 13G that it has sole voting power over 60,652,646 shares shared voting power over 0 shares, sole dispositive power over 60,667,665 shares, and shared dispositive power over 0 shares

[5] State Street Corporation disclosed in its Schedule 13G/A that it has sole voting power over 0 shares, shared voting power over 47,697,834 shares, sole dispositive power over 0 shares, and shared dispositive power over 60,129,924 shares.

Additional Information

Shareholder Proposals for 2023 Annual Meeting of Shareholders

Shareholder proposals must be submitted in writing to the Corporate Secretary at the address noted below. Exelon must receive your proposal no earlier than Sunday, October 17, 2022, and no later than Tuesday, November 16, 2022. Exelon will consider only proposals meeting the requirements of the applicable rules of the SEC. Under our bylaws, the proposal must also disclose fully all ownership interests the proponent has in Exelon and contain a representation as to whether the shareholder has any intention of delivering a proxy statement to the other shareholders of Exelon. We strongly encourage any shareholder interested in submitting a proposal to contact our Corporate Secretary in advance of this deadline to discuss the proposal. Submitting a shareholder proposal does not guarantee that we will include it in our proxy statement. Our Corporate Governance Committee reviews all shareholder proposals and makes recommendations to the Board for action on such proposals.

Director Nominations for 2023

A shareholder who wishes to recommend a candidate (including a self-nomination) to be considered by the Corporate Governance Committee for nomination as a Director must submit the recommendation in writing to the Chair of the Corporate Governance Committee c/o the Corporate Secretary at the address noted below. The Corporate Governance Committee will consider all recommended candidates and self-nominees when making its recommendation to the full Board of Directors to nominate a slate of Directors for election.

A shareholder may also use one of two alternative provisions of Exelon's bylaws to nominate a candidate for election as a Director.

- **Method 1:** Notice of the proposed nomination must be received by Exelon no earlier than Sunday, October 17, 2022, or later than Tuesday, November 16, 2022. The notice must include information required under the bylaws, including: (a) information about the nominating shareholder, (b) information about the candidate that would be required to be included in a proxy statement under the rules of the SEC, (c) a representation as to whether the shareholder intends to deliver a proxy statement to the other shareholders of Exelon, and (d) the signed consent of the candidate to serve as a Director of Exelon, if elected. Under this procedure, any shareholder can nominate any number of candidates for director for election at the annual meeting, but the shareholder's nominees will not be included in Exelon's proxy statement or form of proxy for the meeting.
- **Method 2 (Proxy-Access):** Subject to the requirements set forth in the bylaws, any shareholder or group of up to 20 shareholders holding both investment and voting rights with respect to at least 3% of Exelon's outstanding common stock continuously for at least three years may nominate up to 20% of the Exelon Directors to be elected. The nominating shareholder(s) must provide notice of the proposed nomination and other required information must be received by Exelon no earlier than Sunday, October 17, 2022, or later than Tuesday, November 16, 2022. The notice must include information required under the bylaws, including: (a) information about the nominating shareholder(s), (b) information about the candidate(s) including information that would be required to be included in a proxy statement under the rules of the SEC, and (c) the signed consent of each candidate to serve as a Director of Exelon, if elected. Under this procedure, the shareholder's nominees will be included in the Exelon proxy statement and the form of proxy for the meeting.

Exelon will not consider any proposal or nomination that does not comply with the requirements of the SEC and Exelon's bylaws. Exelon's bylaws are amended from time to time. Please review the bylaws posted on our website to determine if any changes to the nomination process or requirements have been made.

Availability of Corporate Documents

The Exelon Corporate Governance Principles, the Exelon Code of Business Conduct, the Exelon Amended and Restated Bylaws, and the charters for each of the standing Committees of the Board of Directors are available on the Exelon website at **www.exeloncorp.com**. Copies are available without charge to any shareholder who requests them by writing to the Corporate Secretary at the address noted below. In addition, our Articles of Incorporation, Political Contributions Guidelines, biographical information concerning each Director, and all of our filings submitted to the SEC are also available on our website. Information contained on our website is not part of this proxy statement.

Address of the Corporate Secretary:	Exelon Corporation Office of the Corporate Secretary 10 South Dearborn Street P.O. Box 805398 Chicago, Illinois 60680-5398

Voting Recommendations & Standards

The following table summarizes the Board's voting recommendations for each proposal, the vote required for each proposal to pass and the effect of abstentions and uninstructed shares on each proposal. The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the annual meeting, in person or represented by proxy, is necessary to constitute a quorum.

Item	Board Recommendation	Voting Standard	Abstentions	Broker Non-Votes
Item 1 – Election of 9 Directors	✅ FOR	Majority of votes cast for each Director	No Effect	No Effect
Item 2 – Ratification of PricewaterhouseCoopers LLP as Exelon's Independent Auditor for 2022	✅ FOR	Majority of votes cast	No Effect	Discretionary Voting Permitted[1]
Item 3 – Advisory Vote to approve Executive Compensation (Say-on-Pay)	✅ FOR	Majority of votes cast	No Effect	No Effect
Item 4 – Shareholder proposal from Steven J. Milloy	❌ AGAINST	Majority of votes cast	No Effect	No Effect

[1] Brokers and banks have discretionary authority to vote shares in the absence of instructions on matters considered "routine," such as the ratification of the appointment of the auditors. They do not have discretionary authority to vote shares in the absence of instructions on "non-routine" matters, such as the election of directors, say-on-pay, and approval of the equity plan. Broker non-votes will not be counted as shares entitled to vote on any of the foregoing non-routine matters and will have no impact on the vote's outcome.

Abandoned Property

Escheatment is the process through which abandoned or unclaimed assets are turned over to the state in accordance with each state's abandoned property laws. Every year, shareholder accounts can be deemed "abandoned" simply because the account owner has not initiated any action with respect to the account in several years. After a period of time, the institution holding the account is legally required to turn the assets over to the state. When Exelon's records show that you have not voted your shares or otherwise initiated any contact (as defined by each state's statute) within a certain number of years, we are required to send you a letter notifying you of the pending action by the state and asking you to contact us immediately so that we may record proof that you are still in control of your account. Many states further require us to use specific legal wording in the letter, and as a result many people assume that the warning letter is an attempt at fraud and ignore it.

Exelon's transfer agent is Equinity Trust Company, who does business as EQ Shareowner Services. If you ever receive a letter from **EQ Shareowner Services** or their affiliate **EQ Unify** based in St. Paul, Minnesota regarding your Exelon stock account, PLEASE TAKE IT SERIOUSLY. Please read the letter carefully to consider your options. You may call 1-800-626-8729 to verify your identity to one of EQ's account representatives OR if you are ever in doubt about such a letter that you have received regarding your account, you may also contact Exelon Shareholder Services to confirm its authenticity.

Frequently Asked Questions

Information about the Virtual Annual Meeting

Q: Why are you having a virtual annual meeting?

The safety of our shareholders, employees and other attendees is of our utmost concern during the ongoing COVID-19 pandemic. In addition to addressing safety concerns, we received positive feedback on the virtual meeting format from investors. After reviewing last years' experience, Exelon's directors were very pleased that the format allowed for significantly more participation from shareholders across the country and that they both received and were able to answer many more questions than at previous in-person meetings. We are committed to ensuring that shareholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting. You will be able to attend the meeting online, vote your shares electronically and submit questions before or during the virtual annual meeting.

Q: How can I participate in the annual meeting?

Exelon's 2022 Annual Meeting will be held exclusively via live webcast. There will be no physical meeting location for shareholders to attend. To participate in the virtual annual meeting, visit: **www.virtualshareholdermeeting.com/EXC2022** on April 26, 2022 and enter the 16-digit control number included on your proxy card, your Notice of Internet Availability of the Proxy Materials or the instructions that were included with your proxy materials. Shareholders will be entitled to participate in, vote at, and submit questions in writing during the Annual Meeting. The Annual Meeting will begin promptly at 9:00 a.m. ET on April 26, 2022. Online check-in will begin at 8:45 a.m. ET. Please allow ample time for the online check-in process.

Q: What is the pre-meeting forum?

One of the benefits of holding the Annual Meeting via live webcast is that it allows us to communicate more effectively with shareholders via a pre-meeting forum that you can access by visiting **www.proxyvote.com**. On our pre-meeting forum, you can submit a question in writing in advance of the Annual Meeting and access copies of our proxy materials. Through the pre-meeting forum, we can respond to more questions than we were able to respond to at previous meetings.

Appropriate questions submitted by shareholders will be read during the Q&A portion of the Annual Meeting unedited. If multiple questions are submitted on the same topic, we will summarize and respond collectively. Depending on the number of questions submitted, we may not be able to answer all questions during the Annual Meeting. We will post answers to all appropriate questions received in advance of or during the Annual Meeting, including those questions that we do not have time to answer during the Annual Meeting, on the Investor Relations section of our website after the Annual Meeting: **https://investors.exeloncorp.com/**.

Q: What if I have technical difficulties or trouble accessing the virtual annual meeting?

If you have any difficulty accessing the live webcast of the Annual Meeting during the online check-in process or during the Annual Meeting itself, please call the technical support number that will be posted on the virtual annual meeting log-in page.

Q: Where can I view a replay of the annual meeting and the answers to questions submitted by shareholders?

A replay of the Annual Meeting webcast, as well as answers to questions submitted by shareholders before or during the Annual Meeting will be available for one year following the date of the meeting on the investor relations page of our website: **investors.exeloncorp.com**.

Q: Could other matters be decided at the Annual Meeting?

As of the date this proxy statement went to press, we knew of no matters to be raised at the annual meeting other than those referred to in this proxy statement.

Information about Voting

Q: Who is entitled to vote?

Holders of Exelon common stock as of 5:00 p.m. ET on March 1, 2022 are entitled to receive notice of the annual meeting and to vote their shares. Each share of common stock is entitled to one vote on each matter.

Q: How do I vote?

Your vote is important. We encourage you to vote promptly. You may vote in the following ways:

- By Internet If you have internet access, you may vote by internet. You will need the control number included on your Notice Regarding the Availability of Proxy Materials, proxy card or voting instruction form (VIF), as applicable. You may vote in a secure manner at **www.proxyvote.com** 24 hours a day. You will be able to confirm that the system has properly recorded your votes, and you do not need to return your proxy card or VIF.

- By Telephone If you are in the U.S. or Canada, you can vote by calling **1-800-690-6903** (toll free) and following the recorded instructions. You will need the control number included on your Notice Regarding the Availability of Proxy Materials, proxy card or VIF, as applicable. You may vote by telephone 24 hours a day. The telephone voting system has easy-to-follow instructions and allows you to confirm that the system has properly recorded your votes. If you vote by telephone, you do not need to return your proxy card or your VIF.

- By Mail If you are a holder of record and received a full paper set of materials, you can vote by marking, dating and signing your proxy card and returning it by mail in the postage-paid envelope provided. If you are a beneficial holder of shares held of record by a bank or broker or other street name, please complete and mail the VIF provided by the holder of record.

- At the Annual Meeting If you attend the Annual Meeting, you may vote online during the Annual Meeting prior to the closing of the polls.

Q: Can I change my vote?

Yes. If you are a holder of record, you may change your vote by submitting a subsequent proxy, by written request received by the Corporate Secretary prior to the annual meeting or by attending the annual meeting and voting your shares. If your shares are held through a broker, bank or other nominee, you must follow the instructions of your broker, bank or other nominee to revoke your voting instructions.

Q: How many votes do you need to hold the annual meeting?

A quorum is required to transact business at the annual meeting. Pursuant to our bylaws, shareholders holding shares of stock constituting at least a majority of the votes entitled to be cast constitutes a quorum. Shareholders may be present virtually or may be represented by proxy. Abstentions that are marked on the proxy form and broker non-votes are included for the purpose of determining a quorum but shares that otherwise are not voted are not counted toward a quorum.

Q: What is the difference between holding shares as a "shareholder of record" and as a "beneficial owner"?

If your shares are registered directly in your name with Exelon's transfer agent, EQ Shareowner Services, you are the "**shareholder of record**" of those shares. This Notice of Annual Meeting and Proxy Statement and accompanying documents have been provided directly to you by Exelon.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the **"beneficial owner"** of those shares and your shares may be referred to as being held in "**street name.**" This Notice of Annual Meeting and Proxy Statement and the accompanying documents have been forwarded to you by your broker, bank or other holder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction card or by following their instructions for voting by telephone or on the internet.

Q: Who will count the votes?

Representatives of Broadridge Financial Communications and Exelon's Office of Corporate Governance will tabulate the votes and act as inspectors of the election.

Q: Where can I find the voting results?

We will report the voting results in a Form 8-K to be filed with the SEC within four business days following our annual meeting.

Q: If I am a participant in the Exelon Savings Plan (401(k) retirement plan), how do I vote shares held in my plan account?

If you are a participant in the Exelon Savings Plan, you have the right to provide voting directions to the plan trustee, Northern Trust, by submitting your proxy card for those shares of Exelon Corporation common stock that are held by the plan and allocated to your account. Plan participant proxies are treated confidentially.

If you elect not to provide voting directions to the plan trustee, the plan trustee will vote the Exelon shares allocated to your plan account in the same proportion as those shares held by the plan for which the plan trustee has received voting directions from other plan participants. The plan trustee will follow participant's voting directions and the plan procedure for voting in the absence of voting directions, unless it determines that to do so would be contrary to the Employee Retirement Income Security Act of 1974 (ERISA).

Because the plan trustee must process voting instructions from participants before the date of the Annual Meeting, you must deliver your voting instructions no later than April 19, 2022, at 11:59pm ET.

Other Information

Q: Can I access the Notice of Annual Meeting and Proxy Statement and the 2021 financial report (Form 10-K) on the internet?

As permitted by SEC rules, we are making this proxy statement and our annual report available to shareholders electronically via the internet at **www.proxyvote.com**. On or around March 16, 2022, we began mailing to our shareholders a notice containing instructions on how to access this proxy statement and our annual report and how to vote online. If you received that notice, you will not receive a printed copy of the proxy materials unless you request it by following the instructions for requesting such materials contained on the notice. In addition, shareholders may request to receive proxy materials in printed form or electronically by email on an ongoing basis. Exelon encourages shareholders to take advantage of the availability of the proxy materials on the internet in order to save Exelon the cost of producing and mailing documents to you, reduce the amount of mail you receive and help preserve resources.

Shareholders of record: If you vote on the internet at **www.proxyvote.com**, simply follow the prompts for enrolling in the electronic delivery service.

Beneficial owners: You also may be able to receive copies of these documents electronically. Please check the information provided in the proxy materials sent to you by your bank, broker or other holder of record regarding the availability of this service.

Q: What is householding and how does it affect me?

Shareholders of record who have the same address and last name may receive only one copy of this Notice of Annual Meeting and Proxy Statement and the 2021 Annual Report, unless we are notified that one or more of these shareholders wishes to continue receiving individual copies. This procedure will reduce our printing costs and postage fees. Shareholders who receive proxy materials in paper form will continue to receive separate proxy cards/voting instruction forms to vote their shares. Shareholders who receive the Notice of Internet Availability of Proxy Materials will receive instructions on submitting their proxy cards/voting instruction form via the internet.

If you would like to change your householding election, request that a single copy of the proxy materials be sent to your address, or request a separate copy of the proxy materials, please contact our distribution agent, Broadridge Financial Solutions, by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or calling 1-866-540-7095. If you hold your shares in street name, please contact your bank, broker, or other record holder to request information about householding.

Q: Why did I receive more than one proxy card?

If you receive more than one proxy card/voting instruction form, your shares are probably registered in more than one account or you may hold shares both as a registered shareholder and through the Exelon 401(k) Savings Plan. You should vote each proxy card/voting instruction form you receive.

Q: Who will pay for the cost of this proxy solicitation?

Exelon will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by Directors, officers or employees in person or by telephone, electronic transmission and facsimile transmission. We have hired Morrow Sodali, LLC (Morrow) to distribute and solicit proxies. We will pay Morrow a fee of $20,000 plus reasonable expenses for these services.

Appendix A

Definitions of Non-GAAP Measures

Exelon reports its financial results in accordance with accounting principles generally accepted in the United States (GAAP) and supplements its reporting with certain non-GAAP financial measures, including adjusted (non-GAAP) operating earnings per share, earned ROE, and FFO/Debt to enhance investors' understanding of Exelon's performance. Our method of calculating adjusted (non-GAAP) operating earnings and operating ROE may not be comparable to other companies' presentations.

Adjusted (non-GAAP) operating earnings per share exclude certain costs, expenses, gains and losses and other specified items, including mark-to-market adjustments from economic hedging activities, unrealized gains and losses from nuclear decommissioning trust fund investments, certain costs associated with plant retirements and divestitures, costs related to cost management programs, and other items as set forth in the table below reconciling adjusted (non-GAAP) operating earnings from GAAP earnings, which is the most directly comparable GAAP measure. Management uses adjusted (non-GAAP) operating earnings as one of the primary indicators to evaluate performance, allocate resources, set incentive compensation targets and plan and forecast future periods. We believe the measure enhances an investor's overall understanding of period over period financial results and provides an indication of Exelon's baseline operating performance by excluding items that are considered by management to not be directly related to the ongoing operations of the business.

The table below reconciles reported GAAP earnings per share to adjusted (non-GAAP) operating earnings per share for 2021 (amounts may not add due to rounding).

2021 GAAP Net Income	$ 1.74
Adjustments:	
Mark-to-market impact of economic hedging activities	(0.43)
Unrealized gains related to nuclear decommissioning trust (NDT) funds	(0.14)
Asset impairments	0.41
Plant retirements and divestitures	0.88
Cost management program	0.01
Change in environmental liabilities	0.01
COVID-19 direct costs	0.04
Asset retirement obligation	(0.04)
Acquisition related costs	0.02
Enterprise resource planning (ERP) system implementation costs	0.01
Separation costs	0.09
Costs related to suspension of contractual offset	0.15
Income tax-related adjustments	0.05
Noncontrolling interests	0.02
2021 Adjusted (non-GAAP) Operating Earnings Per Share	**$ 2.82**

Earned ROE is calculated using adjusted (non-GAAP) operating earnings, reflecting all lines of business for the utility businesses (electric distribution, gas distribution, transmission), divided by average shareholder's equity over the year. Management uses operating ROE as a measurement of the actual performance of the company's utility business.

FFO/Debt is a coverage ratio that compares funds from operations to total debt and is a key ratio analyzed by the credit rating agencies in determining Exelon's credit rating. An investment grade rating is critical as it increases the ability to participate in commercial business opportunities, lowers collateral requirements, creates reliable and cost-efficient access to capital markets and increases business and financial flexibility. The ratio is calculated following S&P's current methodology. The most directly comparable GAAP measure to FFO is GAAP Cash Flow from Operations and the most directly comparable GAAP measure to Debt is Long-Term Debt plus Short-Term Borrowings. Management uses FFO/Debt to evaluate financial risk by measuring the company's ability to service debt using cash from operations. We believe the measure enhances an investor's overall understanding of the creditworthiness of Exelon's operating companies.

Due to the forward-looking nature of some forecasted non-GAAP measures, information to reconcile the forecasted adjusted (non-GAAP) measures to the most directly comparable GAAP measure may not be currently available; therefore, management is unable to reconcile these measures.

Appendix B

Categorical Standards of Independence

The Board has determined that the following categories of relationships do not affect an Exelon director's independence unless any such relationship affects a director's independence by reason of the independence standards set forth in the listing rules of the Nasdaq stock market. The categorical standards are intended to assist the Board with independence determinations in connection with relationships not specifically covered by the independence standards set forth in the listing rules of the Nasdaq stock market. The Board may determine that other relationships do not affect independence.

Immaterial position and ownership interest: The relationship arises solely from (1) such director's (or a family member's) position as a director, trustee, advisory board member, or similar position with another company or organization; (2) such director's (or a family member's) direct or indirect ownership of a 10% or less equity interest in another company or organization; or (3) a combination of the relationships described in clauses (1) and (2).

Immaterial business relationships: A director's (or a family member's) relationship with another company that participates in a transaction with the Company or its consolidated subsidiaries where: the rates or charges involved are determined by competitive bid or are competitive with current prices generally available to the public for similar goods and services; the transaction involves the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; the transaction involves services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture, or similar services, or commercial banking services provided on arm's length terms and in the ordinary course of business; the provider of goods or services in a transaction is determined by the purchaser to be the only practical source to obtain the goods or services; or the interest arises solely from direct or indirect ownership of debt or equity securities of the Company or its subsidiaries where all holders of the same class of securities have the same rights and receive the same benefits on a pro rata basis.

Immaterial transactions: A director's (or family member's) relationship with another company that has made payments to, or received payments from, the Company for property or services in an amount which, in the last fiscal year, does not exceed the greater of $200,000 or 5% of such other company's consolidated gross revenues for such year.

Immaterial indebtedness: A director's relationship as an executive officer, or where any member of his or her family is an executive officer, of any other company which is indebted to the Company, or to which the Company is indebted, in each case excluding normal trade debt, and the total principal amount of such indebtedness is less than the greater of $200,000 or 5% of the total consolidated assets of such other company.

Immaterial investment: A director's (or family member's) relationship with another company (1) in which Exelon or any of its consolidated subsidiaries (including any benefit plan or arrangement sponsored by Exelon or its consolidated subsidiaries), or any nuclear decommissioning trust or other segregated investment fund maintained by Exelon or its subsidiaries makes investments or places funds for investment management or (2) which underwrites or invests in securities issued by Exelon or any of its consolidated subsidiaries, all in the ordinary course of such other company's business on terms and under circumstances similar to those available to or from entities unaffiliated with such director.

Immaterial non-profit relationships: A director's relationship as a current employee or where any family member serves as executive officer of a charitable or educational organization which receives contributions from the Company or any of its consolidated subsidiaries in its most recent fiscal year of less than the greater of $200,000 or 5% of that organization's consolidated gross revenues in that year. In any other circumstances, a director's relationship with a charitable or educational organization to which the Company or any of its consolidated subsidiaries makes contributions where the aggregate contributions made by the Company or any of its consolidated subsidiaries to that organization in its most recent fiscal year were less than the greater of $1 million or 5% of that organization's consolidated gross receipts for that year.

Appendix C

Key Terms & Acronyms

ACE	Atlantic City Electric Company[1]
AIP	Annual Incentive Plan
BGE	Baltimore Gas and Electric Company[1]
CAIDI	Customer Average Interruption Duration Index
CAM	Critical Audit Matters
CBPP	Cash Balance Pension Plan
CDC	Centers for Disease Control and Prevention
ComEd	Commonwealth Edison Company[1]
DEI	Diversity, Equity and Inclusion
DJSI	Dow Jones Sustainability Index
DPL	Delmarva Power & Light Company[1]
EPS	Earnings per share
ERG	Employee Resource Group
ESG	Environmental, Social and Governance
FERC	Federal Energy Regulatory Commission
FFO	Funds from operations
GAAP	Generally accepted accounting principles
GHG	Greenhouse gases
GRI	Global Reporting Initiative
LTIP	Long-Term Incentive Plan

NEO	Named Executive Officer
PCAOB	Public Company Accounting Oversight Board
PECO	PECO Energy Company[1]
Pepco	Potomac Electric Power Company[1]
PHI	Pepco Holdings LLC[1]
PwC	PricewaterhouseCoopers LLP
ROE	Return on equity
RSU	Restricted Stock Unit
SAIFI	System Average Interruption Frequency Index
SAS	Service Annuity System
SEC	Securities and Exchange Commission
SMRP	Supplemental Management Retirement Plan
STEM	Science, Technology, Engineering, and Mathematics
T&D	Transmission and distribution
TCFD	Task Force on Climate-Related Financial Disclosures
TDC	Total Direct Compensation
TSR	Total Shareholder Return
UTY	PHLX Utility Sector Index
VIF	Voting instruction form

[1] *An Exelon subsidiary company.*



Thank you for being a shareholder

Useful Links & Phone Numbers:

Resources for the 2022 Annual Meeting:

To vote in advance of the 2022 Annual Meeting:	**proxyvote.com**
To attend the 2022 Annual Meeting:	**virtualshareholdermeeting.com/EXC2022**
To view shareholder Q&A:	**investors.exeloncorp.com/events-and-presentations**
To view a replay of the 2022 meeting:	**investors.exeloncorp.com/events-and-presentations**
To vote your shares over the phone:	1-800-690-6903

Other Resources:

To view copies of our corporate documents:	**exeloncorp.com/leadership-and-governance/governance-overview**
To view our latest Sustainability Report:	**exeloncorp.com/sustainability**
To change your householding election:	1-866-540-7095 (Broadridge Financial Solutions)
To contact our transfer agent:	1-800-626-8729 (EQ Shareowner Services)
For institutional analysts and investor inquiries:	1-312-394-2345
To report an ethics concern or question:	1-800-233-8442